

NOTICE OF

2025 ANNUAL MEETING & PROXY STATEMENT

Letter from the Chairman of the Board



MetLife, Inc.
200 Park Avenue, New York, NY 10166
April 29, 2025

Dear Fellow Shareholder:

These are eventful times for our world, our country, and our Company. While MetLife has earned a sterling reputation for providing safety, security, and stability over the past 157 years, it also continues to demonstrate adaptability, agility, and innovation. As markets evolve, the Company strives to evolve with them, as evidenced by the new five-year strategy aptly named New Frontier.

While the sun has set on Next Horizon, MetLife's previous five-year strategy first unveiled in 2019, the pillars of Next Horizon—focus, simplify, and differentiate—endure and form the foundation of New Frontier. Building on Next Horizon's success, the Company has bold plans to drive growth and generate attractive returns at lower risk with New Frontier.

Just like the Company itself, the Board continues to prepare for the future. This year, we welcomed Christian Mumenthaler, the former Group Chief Executive Officer of Swiss Re AG, to the Board. Christian's deep insurance industry expertise, experience running a large company, and global perspective will be another positive contribution to the Board. In addition to our efforts to refresh the Board membership over time, we also have appointed new chairs to four of the five principal standing committees.

This year, three of our current distinguished Directors are not standing for re-election. We will miss Cheryl Grisé and Ned Kelly, who have reached the Board's retirement age, and David Herzog, who is departing to pursue another board opportunity. Each of these exceptional directors has contributed significantly to MetLife's success over the years.

As you can see, there is a lot happening at the Company. I encourage you to review this Proxy Statement and the accompanying materials carefully and to vote your shares. We welcome your feedback and appreciate your participation in our upcoming Annual Meeting. Thank you for your continued investment in MetLife, and your support of the Board of Directors.

R. Glenn Hubbard
Chairman of the Board
MetLife, Inc.

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MetLife

Notice of Annual Meeting of Shareholders

 **Date & Time:**

June 17, 2025
2:30 p.m., Eastern Time

 **Place:**

Virtually via the Internet at www.virtualshareholdermeeting.com/MET2025

 **Record Date:**

April 21, 2025

Items of Business

1	The election of 11 Director nominees named in this Proxy Statement, each for a one-year term;
2	The ratification of the appointment of Deloitte & Touche LLP as MetLife, Inc.'s independent auditor for 2025;
3	An advisory (non-binding) vote to approve the compensation paid to MetLife, Inc.'s Named Executive Officers; and
4	Such other business as may properly come before the Annual Meeting.

Information about the business to be acted upon at the Annual Meeting is contained in the accompanying Proxy Statement.

MetLife, Inc. common stock shareholders of record at the close of business on April 21, 2025 will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

We will hold the Annual Meeting solely by means of remote communication in a virtual-only format. There will be no in-person meeting. The virtual Annual Meeting allows all shareholders to join the meeting, regardless of location. As with an in-person meeting, shareholders will be able to vote, ask questions and exercise any other shareholder rights that shareholders would be entitled to exercise at the Annual Meeting. For additional details, including information on how to participate in the virtual-only Annual Meeting, see *Frequently Asked Questions About the Annual Meeting*.

By Order of the Board of Directors,



Timothy J. Ring
Senior Vice President and Secretary

New York, New York
April 29, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 17, 2025

The accompanying Proxy Statement, the MetLife, Inc. 2024 Annual Report to Shareholders, and the Letter to Shareholders are available at www.proxyvote.com. The 2025 annual meeting of shareholders will be held virtually via the Internet at www.virtualshareholdermeeting.com/MET2025.

Table of Contents

A Note About Financial Measures

In this Proxy Statement, MetLife, Inc. (including its corporate affiliates, where applicable, **MetLife** or the **Company**) presents certain measures of its performance that are not calculated in accordance with accounting principles generally accepted in the United States of America (**GAAP**). You should not view these Non-GAAP financial measures as substitutes for the most directly comparable financial measures calculated in accordance with GAAP:

($ in millions, except per share data and as otherwise indicated)	2023	2024
Net income (loss) available to MetLife, Inc.'s common shareholders[1]	$1,380	$4,226
Net income (loss) available to MetLife, Inc.'s common shareholders per diluted common share[1]	$1.81	$5.94
Return on MetLife, Inc.'s common stockholder equity	5.4%	16.9%
Expense ratio	18.7%	19.0%
MetLife, Inc. (parent company only) net cash provided by operating activities (in billions)[2]	$4.2	$4.7
Ratio of net cash provided by operating activities (parent company only) to consolidated net income (loss) available to MetLife, Inc.'s common shareholders[3]	303%	112%

[1] Net income (loss) available to MetLife, Inc.'s common shareholders and net income (loss) available to MetLife, Inc.'s common shareholders per diluted common share are $5,721 million and $6.06, respectively, for the year ended December 31, 2019 and are presented on a pre- Long-Duration Targeted Improvements (**LDTI**) basis.

[2] MetLife, Inc. (parent company only) net cash provided by operating activities are $4.4 billion, $3.8 billion, and $3.5 billion for the years ended December 31, 2022, 2021 and 2020, respectively.

[3] Ratio of net cash provided by operating activities (parent company only) to consolidated net income (loss) available to MetLife, Inc.'s common shareholders is 87% for the year ended December 31, 2022.

	2024						
($ in millions)	Group Benefits	RIS[1]	Asia	Latin America	EMEA[2]	MLH[3]	Corporate & Other
Adjusted earnings available to common shareholders	$1,606	$1,667	$1,621	$881	$283	$647	($909)

[1] **RIS** refers to Retirement and Income Solutions.

[2] **EMEA** refers to Europe, the Middle East, and Africa.

[3] **MLH** refers to MetLife Holdings.

This Proxy Statement contains references to Non-GAAP financial measures that are further described in *Appendix B*.

Forward-Looking Statements

This Proxy Statement may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events and do not relate strictly to historical or current facts. They use words and terms such as:

- anticipate
- are confident
- assume
- believe
- continue
- could
- estimate
- expect
- if
- intend
- likely
- may
- plan
- potential
- project
- should
- target
- will
- would

and other words and terms of similar meaning or that are otherwise tied to future periods or future performance, in each case in all derivative forms.

They include statements relating to strategy, goals and expectations concerning the Company's market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, other financial and operating information, and environmental, social and governance (**sustainability**) plans and goals. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. MetLife's expectations, beliefs and projections are expressed in good faith and the Company believes there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Many factors determine Company results, and they involve unpredictable risks and uncertainties. MetLife's forward-looking statements depend on its assumptions, its expectations, and its understanding of the economic environment, but they may be inaccurate and may change. The Company does not guarantee any future performance. MetLife's results could differ materially from those it expresses or implies in forward-looking statements. The risks, uncertainties and other factors identified in MetLife, Inc.'s filings with the U.S. Securities and Exchange Commission (**SEC**) and others, may cause such differences. For example, MetLife's 2024 Form 10-K, any Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by MetLife, Inc. with the SEC after the Company filed the 2024 Form 10-K under the captions "Note Regarding Forward-Looking Statements" or "Risk Factors," and other filings MetLife, Inc. makes with the SEC identify some of these risks and uncertainties.

MetLife does not undertake any obligation to publicly correct or update any forward-looking statement if MetLife later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures MetLife, Inc. makes on related subjects in reports to the SEC.

Table of Contents

| **Proxy Summary** | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Proxy Statement Summary

This Proxy Statement contains information about the 2025 annual meeting of shareholders (the **Annual Meeting**) of MetLife. The Company is providing proxy materials to solicit proxies on behalf of the MetLife Board of Directors (the **Board of Directors** or the **Board**). It is sending certain shareholders a Notice of Internet Availability of Proxy Materials (**Notice**) on or about April 29, 2025. The Notice includes instructions on how to access the Proxy Statement, 2024 Annual Report to Shareholders, and Letter to Shareholders online. Shareholders who have previously requested a printed or electronic copy of the proxy materials will continue to receive such a copy of the proxy materials, which will be sent on or about April 29, 2025. See "How will I receive the proxy materials?" in *Frequently Asked Questions About the Annual Meeting* for additional information.

This summary provides highlights of information contained elsewhere in this Proxy Statement and does not contain all of the information that you should consider. Please read the entire Proxy Statement carefully before voting.

Annual Meeting Overview

Meeting Details



Date & Time
June 17, 2025
2:30 p.m., Eastern Time



Place
Virtually via the Internet at:
www.virtualshareholdermeeting.com/MET2025
See "How can I participate in the Annual Meeting?" in *Frequently Asked Questions About the Annual Meeting* for additional information.

Voting Your Shares

Record Date
April 21, 2025

Voting
Shareholders as of the Record Date are entitled to vote. Each share of MetLife common stock is entitled to one vote for each Director nominee and one vote for each of the other proposals.

Your vote is important. Shareholders of record may vote their shares electronically at the Annual Meeting or by using any of the methods indicated below. Beneficial owners whose shares are held at a bank, brokerage firm, broker-dealer, or other similar intermediary should follow the voting instructions received from such nominee. See "How do I vote my shares?" and "Can I change my vote or revoking my proxy after it is submitted?" in *Frequently Asked Questions About the Annual Meeting* for additional information.



Internet
www.proxyvote.com
no later than 11:59 p.m.,
Eastern Time,
June 16, 2025



Telephone
1-800-690-6903
no later than
11:59 p.m.,
Eastern Time,
June 16, 2025



Mail
Complete, sign, and return your proxy card by mail (if you received printed copies of the proxy materials) so that it is received by MetLife c/o Broadridge prior to the Annual Meeting.

Proposals for Your Vote

PROPOSAL **01**	**Election of 11 Director nominees named in this Proxy Statement, each for a one-year term**	**Vote Required for Approval:** Majority of votes cast

✓ The Board recommends a vote **FOR** each Director nominee

The following provides summary information about each Director nominee.

Director Nominee Name, Age[1], Independence, and Committee Membership[2]	Director Since / Tenure[1]	Professional Background	Other Current U.S. Listed Public Company Directorships
Carlos M. Gutierrez, 71 **Independent** FRC and IC	2013 12 Years	Former U.S. Secretary of Commerce	• Occidental Petroleum Corporation
Carla A. Harris, 62 **Independent** EC, GC, and IC (Chair)	2022 3 Years	Senior Client Advisor, Morgan Stanley	• Cummins Inc. • Walmart, Inc.
Laura J. Hay, 62 **Independent** AC (Chair), EC, and FRC	2024 1 Year	Former Partner and Global Head of Insurance, KPMG LLP	
R. Glenn Hubbard, Ph.D., 66 **Independent** Chairman of the Board EC, GC, and IC	2007 18 Years	Dean Emeritus and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, and Professor of Economics, Faculty of Arts and Sciences, Columbia University	• BlackRock Fixed Income Funds (a fund complex comprised of 67 registered investment companies)
Jeh C. Johnson, 67 **Independent** AC and GC	2023 2 Years	Partner, Paul, Weiss, Rifkind, Wharton & Garrison, LLP	
William E. Kennard, 68 **Independent** CC, EC, FRC (Chair), and IC	2013 11 Years	Former U.S. Ambassador to the European Union	• Ford Motor Company • AT&T Inc.
Michel A. Khalaf, 61 Not Independent EC (Chair)	2019 5 Years	President and Chief Executive Officer, MetLife, Inc.	
Diana L. McKenzie, 60 **Independent** AC, CC, and FRC	2018 6 Years	Former Chief Information Officer, Workday, Inc.	• Agilon Health, Inc. • Vertex Pharmaceuticals Incorporated
Denise M. Morrison, 71 **Independent** CC, EC, GC (Chair), and IC	2014 11 Years	Former President and Chief Executive Officer, Campbell Soup Company	• Quest Diagnostics Inc. • Visa Inc.
Christian Mumenthaler, 55 **Independent** FRC[3] and IC[3]	2025[3]	Former Group Chief Executive Officer, Swiss Re AG	
Mark A. Weinberger, 63 **Independent** AC, CC (Chair), EC, and GC	2019 5 Years	Former Global Chairman and Chief Executive Officer, EY	• Johnson & Johnson • JPMorgan Chase & Co.

[1] Age and tenure as of April 29, 2025 and rounded down to nearest year if less than one whole year.

[2] The following terms are defined as follows: **AC** means the Audit Committee; **CC** means the Compensation Committee; **EC** means the Executive Committee; **FRC** means the Finance and Risk Committee; **GC** means the Governance and Corporate Responsibility Committee (**Governance Committee**); and **IC** means the Investment Committee.

[3] Elected to the Board on February 25, 2025, effective May 1, 2025. Committee appointment effective May 1, 2025.

Table of Contents

Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

PROPOSAL **02**	**Ratification of appointment of Deloitte & Touche LLP as the Company's independent auditor for 2025**	**Vote Required for Approval:** Majority of shares represented and voting on the subject matter
	 The Board recommends a vote **FOR** Proposal 2	

PROPOSAL **03**	**Advisory (non-binding) vote to approve the compensation paid to the Company's Named Executive Officers**	**Vote Required for Approval:** Majority of shares represented and voting on the subject matter
	 The Board recommends a vote **FOR** Proposal 3	

Table of Contents

Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

About MetLife

At a Glance

MetLife is one of the world's leading financial services companies, providing insurance, annuities, employee benefits and asset management to corporations and other institutions (including, local, state, and federal governments) and their respective employees, as well as individuals. With over 155 years of experience, the MetLife companies are recognized as innovators and market leaders in protection planning and retirement and savings solutions around the world. MetLife has established a strong presence in over 40 global markets through organic growth, acquisitions, joint ventures and other partnerships and has leading market positions in the United States (**U.S.**), Asia, Latin America, Europe and the Middle East. MetLife has the privilege of providing financial products and services to 94 of the top 100 Fortune 500® companies, and over 80% of all Fortune 500® companies.

MetLife is organized into the following six segments and reports certain of its results of operations in Corporate & Other:



In the U.S., MetLife provides a variety of insurance and financial services products, including life, dental, vision, disability, accidental death and dismemberment, accident and health, pet, stable value and annuities to both individuals and groups. Outside the U.S., MetLife provides life, medical, dental, credit and other accident and health insurance, as well as annuities, and retirement and savings products to both individuals and groups.

MetLife is also one of the largest institutional investors in the U.S. with a general account portfolio invested primarily in fixed income securities (corporate, structured products, municipals, and government and agency) and mortgage loans, as well as real estate, real estate joint ventures, other limited partnerships, and equity securities. MetLife leverages this deep long-established expertise in MetLife Investment Management (**MIM**), its third-party asset management business, to deliver strong, risk-adjusted returns by building tailored portfolio solutions that help clients realize their objectives.

157 years of operation	**40+** global markets where MetLife operates	**~45,000** employees as of December 31, 2024	**No. 60** on the 2024 Fortune 500® list
$596.9 Billion in Total Assets Under Management (**AUM**)[1]	**$418.2 Billion** of General Account AUM[2]	**$5.8 Billion** Core[3] Adjusted Earnings[4]	**$56.4 Billion** market capitalization[5]

[1] As of December 31, 2024. At estimated fair value. Includes all assets managed by MIM.
[2] As of December 31, 2024. At estimated fair value.
[3] Core (**Core**) refers to the exclusion of notable items.
[4] For the full year 2024.
[5] As of December 31, 2024.

Table of Contents

Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

Global-Diversified Businesses

2024 Core Adjusted Earnings[1]

■ U.S.

■ Non-U.S.

- 23% RIS
- 25% Asia
- 13% Latin America
- 4% EMEA
- 10% MLH
- 25% Group Benefits

[1] As of December 31, 2024. Excludes Corporate & Other.

See *A Note About Financial Measures* and *Appendix B* for definitions of these Non-GAAP measures and reconciliations to the most directly comparable measures that are based on GAAP.

Executive Leadership Team

An experienced, diverse, and engaged set of insurance and/or financial services industry leaders.

Critical to MetLife's success and effective execution of its strategy is the Executive Leadership Team (**ELT**), which is led by Michel A. Khalaf, the Company's President and Chief Executive Officer (**CEO**). MetLife has a deep bench of senior leaders and a robust management succession planning process overseen by the Board that ensures MetLife delivers on its commitments to its people, customers, communities, and shareholders.



Michel Khalaf
President and CEO
Over 35 years in the industry

Ramy Tadros
Regional President, U.S. Business, and Head of MLH
Over 20 years in the industry

Eric Clurfain
Regional President, Latin America
Over 25 years in the industry

Shurawl Sibblies
EVP and Chief Human Resources Officer (**CHRO**) of MetLife, Inc.
Over 25 years in the industry

Monica Curtis
Executive Vice President (**EVP**), Chief Legal Officer (**CLO**), and Head of Government Relations of MetLife, Inc.
Over 15 years in the industry

Michael Roberts
EVP, Chief Marketing and Communications Officer
Over 25 years in the industry

Marlene Debel
EVP, Chief Risk Officer (**CRO**) of MetLife, Inc., and Head of MetLife Insurance Investments (**MII**)
Over 30 years in the industry

Bill Pappas
EVP and Head of Global Technology and Operations (**GTO**)
Over 30 years in the industry

Nuria Garcia
Regional President, EMEA
Over 25 years in the industry

Lyndon Oliver
Regional President, Asia
Over 35 years in the industry

John McCallion
EVP, Chief Financial Officer (**CFO**) of MetLife, Inc., and Head of MIM
Over 25 years in the industry

Table of Contents

| **Proxy Summary** | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Purpose and Strategy

MetLife lives its purpose – **Always with you, building a more confident future.**

Next Horizon Strategy (2020-2024)

MetLife's Next Horizon strategy was introduced in 2019 with an aim to ***focus***, ***simplify***, and ***differentiate*** the Company. By investing in and supporting its ***people***, keeping its promises to ***customers*** in their time of need, and serving ***communities*** worldwide, MetLife achieved its goals and rewarded its ***shareholders*** with strong performance, an improved risk profile, and resilience. Over the past five years, MetLife demonstrated its superior ability to execute on its strategic choices by:

Focusing

Generating ***strong free cash flow*** by deploying capital and resources to the ***highest value opportunities***
- Deploying capital to businesses with attractive returns and payback periods
- Returning excess capital to shareholders

Simplifying

Simplifying its ***business*** to deliver ***operational efficiency*** and an outstanding ***customer experience***
- Re-engineering complex processes to further transform its operations
- Maintaining expense discipline

Differentiating

Driving ***competitive advantage*** through its brand, scale, talent, and ***innovation***
- Reinvesting to enable growth and enhance the customer experience
- Expanding digital platforms and solutions globally

Through disciplined and successful execution aligned to these foundational pillars, MetLife surpassed each of the specific Next Horizon commitments.[1]

Accretive Returns	**Strong Free Cash Flows**	**Positive Operating Leverage**
Deliver **12 - 14%** Adjusted ROE[2]	Generate **~$20 Billion** of distributable cash[3] over 5 years	Create **~$1 Billion** additional capacity to accelerate growth over 5 years
		
15.2%[4]	**$20.7 Billion**	**$1.2 Billion**
Fiscal Year 2024	2020 - 2024	2020 - 2024

[1] References to Non-GAAP financial measures are further described in *Appendix B*.

[2] **ROE** refers to return on equity. Adjusted ROE excludes total notable items. Next Horizon target of 12 - 14%, communicated at 2019 Investor Day, was updated to 13 - 15% in the fourth quarter 2022 earnings call.

[3] Represents free cash flow of all holding companies.

[4] Beginning with fourth quarter and full year 2024 results and going forward, "adjusted ROE" refers to return on equity, excluding accumulated other comprehensive income other than foreign currency translation adjustments and certain ceded reinsurance-related embedded derivatives.

Table of Contents

| **Proxy Summary** | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

New Frontier Strategy (2025-2029)

Throughout 2024, MetLife focused on achieving its Next Horizon commitments while building its future strategic objectives. In December 2024, MetLife unveiled its New Frontier strategy. Anchored in the discipline built over time under Next Horizon, New Frontier focuses on **strong growth** and **attractive returns** through **all-weather performance**. As the Company looks forward to its next five years, Next Horizon's commitments to its **people**, **customers**, **shareholders**, and **communities** and interconnected foundational pillars (**focus**, **simplify**, and **differentiate**) continue to guide the Company's stewardship of shareholder capital as discussed below.

Under New Frontier, MetLife will leverage its competitive strength to prioritize responsible growth at lower risk in four key areas:

Extend leadership in *Group Benefits...*	...by enlarging the market and market share via more employers, more products per employee, and greater employee participation
Capitalize on unique *retirement platform...*	...in the U.S. and Japan through new business origination and enhanced capital flexibility
Accelerate growth in *asset management...*	...by building on existing capabilities and broadening MetLife's suite of investment products
Expand in *high growth international markets...*	...by leveraging MetLife's strong position in Latin America and Asia and targeting above-market growth in emerging regions through distribution innovation and product and channel diversification

Responsible growth enables MetLife to raise its commitments, as outlined below, in a bold evolution of its five-year strategy:[1]

Strong Growth	Attractive Returns		All-Weather Performance
Double-digit	**15 - 17%**	**-100bps**	**$25 Billion+**
Adjusted EPS Growth	**Adjusted ROE**	**Direct Expense Ratio**	**Free Cash Flow**[5]
from 6%[2]	from 12 - 14%[3]	from 12.3%[4]	from ~$20 Billion

Note: All New Frontier 2024 - 2029 commitments are shown as compared to Next Horizon commitments made at Investor Day 2019, except as otherwise indicated.

[1] References to Non-GAAP financial measures are further described in *Appendix B*.

[2] Not a Next Horizon commitment. Adjusted earnings per share (**EPS**) growth of 6% from 2019 to 2024, excluding total notable items.

[3] Next Horizon target of 12-14% Adjusted ROE, communicated at Investor Day 2019, was updated to 13-15% in the fourth quarter 2022 earnings call.

[4] Direct expense ratio target communicated at Investor Day 2019 (adjusted for LDTI approximately +30bps), was updated to 12.3% in fourth quarter 2023 earnings call.

[5] Represents free cash flow of all holding companies.

Table of Contents

| **Proxy Summary** | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Executive Compensation Highlights

Executive Pay for Performance

The Company maintained its pay for performance practices in 2024. The vast majority of the Total Compensation[1] for 2024 for the individuals listed in the *Summary Compensation Table* (the **Named Executive Officers** or **NEOs**) was variable and depended on performance.

MetLife's compensation design continues to align its executives and other senior management with the creation of shareholder value. Each Named Executive Officer's Total Compensation primarily depends directly on share value and performance, and 70% of the stock-based long-term incentives (**LTI**) granted depends on performance against Business Plan[2] financial goals - Adjusted ROE and Total Shareholder Return (**TSR**) relative to peers.

Named Executive Officers Total Compensation Mix for 2024

Total Compensation comprises base salary earned, AVIP awards for 2024 performance, and grant date face value of LTI granted in 2025.



10%	25%	65%
	90%	

- ◼ Fixed Salary
- ◼ Annual Cash Incentive
- ◼ LTI (vests over three years; realized value may differ)
- ◼ Variable (performance-based)

The Compensation Committee continued to link pay and performance. Key highlights of performance the Compensation Committee considered in making Total Compensation decisions for the Named Executive Officers, and how it aligned those decisions with performance, are described in the *Compensation Discussion and Analysis*.

[1]   **Total Compensation** with respect to a year, refers to the total of base salary earnings during the year, the MetLife Annual Variable Incentive Plan (**AVIP**) annual incentive awards for performance in that year, and LTI awards in consideration of performance in that year and potential for future contributions. Items such as sign-on payments and others that the Compensation Committee recommends, which are not determined under the Company's general executive compensation framework, are not included. Retirement benefits, medical programs, and potential termination payments are also not included.

[2]   MetLife determines its business plan (**Business Plan**) through a rigorous planning process and uses it to set its incentive compensation targets, goals, and expectations for the year. The Board's Finance and Risk Committee reviews and endorses the Business Plan for Board approval.

Strong Support for Executive Compensation Program

The Compensation Committee reviews the results of the Company's "Say on Pay" vote, discusses input provided by shareholders as part of the Company's governance shareholder engagement process, and considers both when reviewing the Company's executive compensation program. Support for the Company's executive compensation program has been consistently favorable as indicated in the tables below.[1] See *Shareholder Engagement* in Information About the Board of Directors and *Say-on-Pay Vote and Shareholder Engagement* for additional information.

Say on Pay Vote



[1]   Percentages for Say-on-Pay: 5 Years and All Time data are averages.

Table of Contents

Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

Corporate Governance Highlights

The Board regularly evaluates the Company's policies to ensure that they meet the Company's commitment to a high standard of corporate governance. Key highlights of the Company's strong corporate governance practices are described below.

Board Composition and Refreshment	• Independent Chairman of the Board and independent Audit, Compensation, Governance, Finance and Risk, and Investment Committees (together, the **Principal Standing Committees**) • Experienced Board with a comprehensive Board refreshment program • Regular Committee Chair assignment planning and rotation
Board Engagement and Accountability	• Non-Management Directors meet in executive session without management present at regularly scheduled Board meetings throughout the year as necessary • Comprehensive process for annual Board and Committee assessment process • Comprehensive biennial self- and peer-Director evaluation process • Director involvement in in-depth review of the Company's strategic plans and goals • Directors encouraged to limit public company board service
Effective Policy Framework	• Share ownership guidelines for Directors and executives • Policy prohibiting hedging and pledging Company securities • Performance-based and incentive-based compensation recoupment ("clawback") policies
Robust Shareholder Rights	• Annual shareholder election of all Directors and majority vote standard for uncontested Director elections • Shareholder right to call a special meeting and no "poison pill" • Ongoing shareholder engagement
Risk Oversight	The Board, together and through its Committees, oversees and reviews: • design and implementation of the Company's risk management • assessment and management of material risks, and analysis of current and future risks • risk appetite measures and risk exposure considerations and guidelines • financial policies and strategies, risk targets and positions, capital planning and adequacy, and other financial matters • capital and liquidity management practices • internal controls over financial reporting, information security, and cybersecurity • compliance with legal and regulatory requirements • risks associated with compensation arrangements • management succession plans, compliance responsibilities, activities and plans • policies, positions and disclosures regarding sustainability matters • risks associated with the Company's investment portfolio
Cybersecurity and AI Oversight	The Board oversees the Company's information security program designed to: • institute and maintain controls for the systems, applications, and databases of the Company and of its third-party providers • protect the confidentiality, integrity and availability of all data the Company owns or possesses, as well as its technology assets • include controls and procedures across business units and at the enterprise level for monitoring, detecting, reporting, containing, managing, and remediating cyber threats In addition, the Board oversees the Company's responsible artificial intelligence (**AI**) governance and risk management framework.
Sustainability Oversight	The Board and its Committees monitor and oversee: • strategy and activities of MetLife Foundation • the Company's annual Sustainability Report • risks and issues related to the Company's reputation

For additional information, see *Information About the Board of Directors*, *How do we manage risk related to our compensation program?*, *Frequently Asked Questions About the Annual Meeting*, *Risk Oversight*, *Cybersecurity Oversight*, *and Sustainability Oversight*.

Table of Contents

Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

Experienced Board[1]

11 highly qualified leaders are nominated to serve on the Company's Board.

Age

Average Age:
64 years

Range:
55-71 years

- **1** <60
- **5** 60-65
- **3** 66-70
- **2** >70

Tenure

Average Tenure:

7 years

- **4** 0-4 Years
- **3** 5-9 Years
- **3** 10-14 Years
- **1** 15+ Years

Board Refreshment since 2020

More than one-third of Director nominees have less than 5 years of service

- **4** New Directors
- **7** Experienced Directors

Independence

90.9% Independent

- **10** Independent Directors
- **1** Management Directors

Four Core Competencies for Each Director Nominee



Competency	Count
Executive Leadership	8
Corporate Governance / Public Company Board	7
Insurance and Financial Services	4
Global Literacy	5
Regulated Industry / Government	6
Investments	3
Financial Expertise and/or CFO / Audit	2
Risk Management	2
Consumer Insight / Analytics	3
Technology	1
Sustainability	3

---

[1] Data as of April 29, 2025 and rounded down to nearest year if less than one whole year. While each Director nominee has developed a diverse range of professional skills and experiences that constitute their defining business qualifications, only four self-identified core competencies are highlighted for each Director nominee.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

01

Election of Directors

 The Board of Directors recommends that you vote **FOR** the election of each Director nominee.

The Company's success and long-term value depend on the judgment, skills, experiences and personal attributes of its Directors. Each individual presented on the following pages has been nominated by the Board for election because of these qualities. As members of the Board, these individuals oversee the management of MetLife's strategy and business, management succession planning, enterprise risk, corporate governance, cybersecurity, and sustainability. They also advise the CEO, the other executive officers, and the other most senior members of management in their management of the Company's business and affairs.

Each Director nominee was previously elected at MetLife's annual meeting of shareholders held on June 18, 2024, for a one-year term ending at the Annual Meeting, with the exception of Christian Mumenthaler, who was elected to the Board on February 25, 2025, effective May 1, 2025, and whose term will end at the Annual Meeting. Three current members of the Board, Cheryl W. Grisé, Edward J. Kelly, III, and David L. Herzog, will not seek re-election at the Annual Meeting. Ms. Grisé and Mr. Kelly have reached the Board's mandatory retirement age, and Mr. Herzog has resigned from the Board effective May 1, 2025.

Each Director nominee has agreed to serve on the Board if elected. If elected, each Director nominee will serve for a one-year term expiring at MetLife's 2026 annual meeting. Each Director will hold office until his or her successor has been elected and qualified, or until the Director's earlier resignation or removal. The Board expects each Director nominee named in this Proxy Statement to be available for election. The Board has no reason to believe that any Director nominee would be unable to serve if elected. However, if for any reason a Director nominee should become unable to serve at or before the Annual Meeting, the Board could reduce its size or nominate a replacement candidate for election. If you granted a proxy to vote your shares for the election of an unavailable candidate, the individuals who have your proxy could use their discretion to vote for a replacement candidate nominated by the Board. The proxies will not have authority to vote for a greater number of nominees than the number of nominees named on the proxy card, and will accordingly not have the authority to fill the vacancies resulting from the retirement of Ms. Grisé and Mr. Kelly or the departure of Mr. Herzog.

With the exception of Mr. Mumenthaler, each Director nominee also currently serves as a director of Metropolitan Life Insurance Company (**Metropolitan Life** or **MLIC**), a direct, wholly-owned subsidiary of MetLife. Mr. Mumenthaler is expected to join the other Director nominees on the board of Metropolitan Life on or about May 1, 2025, following notice to its state regulator. Metropolitan Life has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the **Exchange Act**), in connection with the issuance of certain insurance products and its common stock is not publicly traded.

In light of the individual skills and experiences of each Director nominee discussed on the following pages, the Board of Directors has concluded that each Director nominee should be elected at the Annual Meeting and recommends that you vote FOR the election of each Director nominee.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Qualifications

The Company's Corporate Governance Guidelines (the **Corporate Governance Guidelines**) require that all Director nominees have the following minimum qualifications:

Financial Literacy

Such person should be "financially literate" as such qualification is interpreted by the Board in its business judgment

Leadership Experience

Such person should possess significant leadership experience, such as experience in business, finance/accounting, regulated industries or technology, and shall possess qualities reflecting a proven record of accomplishment and ability to work with others

Commitment to the Company's Values

Such person shall be committed to promoting the Company's financial success and preserving and enhancing the Company's reputation as a leader in global business, and in agreement with the Company's values as embodied in its Codes of Conduct

Absence of Conflicting Commitments

Such person should not have commitments that would conflict with the time commitments of a Director of the Company

Reputation and Integrity

Such person shall be of high repute and recognized integrity and have a track record absent of certain legal proceedings

Other Factors

Such person shall have such other characteristics as may be considered appropriate, including an understanding of consumer insight, analytics, and finance, sound business judgment, significant experience and accomplishments, and an appropriate educational background

Director Competencies

The Governance Committee regularly evaluates the experiences, qualifications, and skills (referred to collectively as **Director Competencies**) of each Director nominee. The Governance Committee, led by its Chair, considers the Director Competencies in relation to the composition of each Committee and the overall Board to assist with the identification, assessment, and recommendation of Director nominees to ensure that each member of the Board can meaningfully contribute to Board discussions and can effectively oversee the management of the Company.

At least annually, and in collaboration with the Board when necessary, the Governance Committee reviews the Director Competencies to ensure alignment with the Company's business needs and strategic priorities. The Governance Committee may also recommend adjustments to the Director Competencies outside of the annual review process to meet the Company's and the Board's needs in changing environments.

In addition, the Governance Committee reconsiders each incumbent Director's nomination and election annually, and takes a number of other factors into account when deciding whether to re-nominate a Director. See Section 6, Re-Nomination in *Director Succession and Nomination Process* for additional information.

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Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

Competency	Business Need and Strategic Priority
Executive Leadership Public company CEO or senior executive experience managing a complex organization.	Significant leadership positions with experience setting and executing a strategic vision and driving sustainable growth while managing business operations, corporate development, talent, and culture are essential background for advising management and providing oversight over MetLife's complex and multifaceted business organization.
Corporate Governance / Public Company Board Experience in public company corporate governance-related issues, policies, and best practices.	Accountability, integrity, transparency, and ethical leadership underpin MetLife's strong corporate governance foundation. Understanding the Board's oversight responsibility is key to protecting shareholder interests and creating shareholder value.
Insurance and Financial Services Experience working as a senior finance executive or having insurance industry expertise.	Deep understanding of MetLife's complex business and capital structure, and the financial and regulatory environment in which it operates, is essential to the oversight, development, and execution of MetLife's strategy.
Global Literacy Experience as a senior executive working for an international company or working or living in countries outside of the U.S.	MetLife conducts business around the world. Understanding and navigating diverse business, economic, political, regulatory, and cultural environments outside the U.S. are essential to the successful execution of MetLife's global strategy.
Regulated Industry / Government Experience in operating businesses in similar, highly regulated industries, interacting with regulators and policymakers and/or working in government.	MetLife's operations are heavily regulated and compliance with regulatory requirements in numerous jurisdictions is required. Understanding how to maintain and build strong relationships with regulators, policymakers, and governmental organizations is essential to MetLife's business.
Investments Experience in financial investments markets and investment decisions and strategy.	MetLife is one of the largest institutional investors in the U.S. Expertise in managing a diverse portfolio of assets and growing a third-party asset management business is important for advising and overseeing management's efforts to build on existing capabilities and effectively deploy capital to broaden MetLife's opportunities and meet strategic goals.
Financial Expertise and/or CFO / Audit Experience as a financial expert and/or a public company CFO or audit partner.	An understanding of the financial reporting process, internal controls, and audit committee requirements is essential to overseeing the review of MetLife's financial and business results.
Risk Management Experience in risk management with oversight of different types of risk.	Identifying, assessing, and mitigating MetLife's current and future risks are essential to protecting its customers, assets, financial stability, and reputation.
Consumer Insight / Analytics Experience in marketing and interpreting consumer behaviors.	Delivering a superior customer experience and growing meaningful and valuable customer relationships are both important components of MetLife's strategy. Understanding the markets served, the diverse products and services offered, and the creation and management of a globally recognized brand is critical to effective oversight of MetLife's business.
Technology Experience with innovative technology, digital generation and technology-driven issues such as privacy, cybersecurity, data management, and the related regulatory landscape.	MetLife is committed to modernizing its technology and digital capabilities to drive growth, promote efficiency and productivity, and enhance customer experience and engagement. An understanding of cybersecurity, data management, and privacy rules is essential to protecting MetLife's internal operations and customer information.
Sustainability Experience with the principles of environmental stewardship, social issues including diversity, equity and inclusion, philanthropy and community development, and aligning these activities and values to financial and operational performance, and building trust with customers, employees and other stakeholders.	Investors continue to remain focused on environmental, corporate and social responsibility issues; experience strengthens Boards oversight of policies and programs that relate to public issues and MetLife's reputation, as sustainability is connected with MetLife's purpose and business objectives.

Director Nominee Experience Matrix

Key information about each Director nominee is highlighted in the matrix below.

11 Director Nominees	Carlos M. Gutierrez IND	Carla A. Harris IND ACFE	Laura J. Hay IND ACFE	R. Glenn Hubbard, Ph.D. IND	Jeh C. Johnson IND	William E. Kennard IND	Michel A. Khalaf NON-IND	Diana L. McKenzie IND	Denise M. Morrison IND	Christian Mumenthaler[1] IND	Mark A. Weinberger IND ACFE
Director Competencies[2]											
Executive Leadership (*8 total*)	■	■			■		■	■	■	■	■
Corporate Governance / Public Company Board (*7 total*)	■	■		■	■	■			■		■
Insurance and Financial Services (*4 total*)		■	■					■		■	
Global Literacy (*5 total*)	■					■	■		■	■	
Regulated Industry / Government (*6 total*)				■	■	■	■	■		■	
Investments (*3 total*)		■		■		■					
Financial Expertise and/or CFO / Audit (*2 total*)			■								■
Risk Management (*2 total*)			■		■						
Consumer Insight / Analytics (*3 total*)	■							■	■		
Technology (*1 total*)								■			
Sustainability (*3 total*)				■	■						■
Board Committees											
Audit (*4 members*)			🔵		⬜			⬜			⬜
Compensation (*4 members*)						⬜			⬜	⬜	🔵
Executive (*7 members*)		⬜		⬜	⬜	⬜	🔵		⬜		⬜
Finance and Risk (*5 members*)	⬜	⬜					🔵	⬜		⬜	
Governance and Corporate Responsibility (*5 members*)		⬜		⬜	⬜				🔵		⬜
Investment (*6 members*)	⬜	🔵		⬜		⬜			⬜	⬜	
Other U.S. Listed Public Company Directorships											
Number of Directorships	1	2	0	1	0	2	0	2	2	0	2
Demographics[3]											
Age (*average 64 years*)	71	62	62	66	67	68	61	60	71	55	63
Tenure (*average 7 years*)	12	3	1	18	2	11	5	6	11	0	5

IND Independent   **NON-IND** Non-Independent CEO   **ACFE** Audit Committee Financial Expert   🔵 Chair   ⬜ Member

[1] Elected to the Board on February 25, 2025, effective May 1, 2025. Committee appointments effective May 1, 2025.

[2] While each Director nominee has developed a diverse range of professional skills and experiences that constitute their defining business qualifications, only four self-identified core competencies are highlighted for each Director nominee. For the definition of each Director Competency, see *Director Competencies*.

[3] Data as of April 29, 2025 and rounded down to nearest year if less than one whole year.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Nominee Biographies[1]



Independent

Director since 2013

12 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Corporate Governance / Public Company Board
- Global Literacy
- Consumer Insight / Analytics

MetLife Board Committees

- Finance and Risk
- Investment

Carlos M. Gutierrez   Age 71

Professional Highlights

- EmPath, Inc., a human capital technology company
  - Co-Founder, Chairman and Chief Executive Officer (2020 – 2024)
- The Albright Stonebridge Group, a consulting firm
  - Co-Chair (2014 – 2020)
  - Vice-Chair (2013 – 2014)
- Citigroup, Inc., a financial services firm
  - Vice Chairman, Institutional Client Group (2011 – 2013)
- Global Political Strategies (division of APCO Worldwide, Inc.), a consulting firm
  - Chairman and Founding Consultant (2010 – 2011)
- U.S. Department of Commerce
  - Secretary (2005 – 2009)
- Kellogg Company, a manufacturer of packaged food products
  - Chairman and Chief Executive Officer (2000 – 2005)
  - Other senior positions (1998 – 2000)

Other U.S. Listed Public Company Directorships

- Occidental Petroleum Corporation (2009 – Present)
- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Exelon Corporation (2021 – 2023)

Education

- Business Administration Studies, Instituto Tecnologico y de Estudios Superiores de Monterrey

Alignment with MetLife's Strategy and Key Board Contributions

Through his roles as U.S. Secretary of Commerce and Chairman and Chief Executive Officer of Kellogg Company, Secretary Gutierrez developed an extensive understanding of what drives consumers, grows a brand, and the complexities of overseeing a large enterprise in a competitive global economy, which is particularly important as the Company executes on its strategy to extend its leadership in group benefits, accelerate growth in asset management, and expand in high growth international markets. A trusted advisor in both the public and private sectors with vast experience serving corporate clients, governments, and institutional investors around the world, Secretary Gutierrez's unique professional experience at Citigroup, Inc. allows him to bring a valuable perspective to the Board's oversight of the development and execution of the Company's strategic and financial business plans, capital structure, plans, policies and actions, and investment activities. In addition, Secretary Gutierrez's experience leading EmPath, Inc., a company that leverages machine learning technology in the human capital space, enhances the Board's ability to guide the Company as it capitalizes on the macroeconomic trends driving New Frontier opportunities in the use of AI as a tool to reshape customer expectations.

---

[1] Age and tenure as of April 29, 2025 and rounded down to nearest year if less than one whole year.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |



Independent

Director since 2022

3 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Corporate Governance / Public Company Board
- Insurance and Financial Services
- Investments

MetLife Board Committees

- Executive
- Governance and Corporate Responsibility
- Investment (Chair)

Carla A. Harris   Age 62

Professional Highlights

- Morgan Stanley, a multinational investment bank and financial services firm
  - Senior Client Advisor (2021 – Present)
  - Vice Chairman, Managing Director, Senior Client Advisor, Head of Multicultural Client Strategy (2012 – 2021)
  - Other senior positions focused on mergers and acquisitions, equity capital markets, and asset management (1987 – 2012)

Other U.S. Listed Public Company Directorships

- Cummins Inc. (2021 – Present)
- Walmart, Inc. (2017 – Present)

Education

- A.B. and M.B.A., Harvard University

Alignment with MetLife's Strategy and Key Board Contributions

With more than 30 years of experience as a senior leader of a global financial services firm, Ms. Harris has a keen understanding of both enhancing client connectivity and generating revenue through the capital markets. During her time at Morgan Stanley, Ms. Harris has gained insight into a wide-range of industries including the technology, media, retail, telecommunications, transportation, industrial, and healthcare sectors. Ms. Harris also brings critical portfolio management skills to the Board and the Company, which will support the Company in its commitment to accelerating growth in its asset management business. As a published author on leadership, award-winning podcaster on access and opportunity, public speaker and widely recognized leader of efforts to promote equity and inclusion, Ms. Harris contributes significant expertise to the Board's oversight of the Company's succession plans for the CEO and for the Company's other executive officers, as well as the Company's sustainability strategy.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |



Independent

Director since 2024

1 year of MetLife Board service

Director Core Competencies

- Insurance and Financial Services
- Financial Expertise and/or CFO / Audit
- Risk Management
- Sustainability

MetLife Board Committees

- Audit (Chair)
  - Audit Committee Financial Expert
- Executive
- Finance and Risk

Laura J. Hay   Age 62

Professional Highlights

- KPMG LLP, an audit, tax and advisory services firm
  - Partner (2000 – 2023)
  - Board Director, KPMG Americas (2013 – 2016)
  - Board Director, KPMG U.S. (2011 – 2016)
  - Global Head of Insurance (2017 – 2023)
  - US / Americas Head of Insurance (2011 – 2017)
  - US / Americas Actuarial Practice Leader (2009 – 2011)
  - National Industry Director, Life Insurance Segment (2007 – 2011)
  - Other employment and leadership roles (1993 – 2000)

Other U.S. Listed Public Company Directorships

- None

Education

- B.S., University of California, Berkeley
- Asset / Liability Management Program, Wharton Executive Education

Alignment with MetLife's Strategy and Key Board Contributions

In her more than 35-years of experience in the financial services industry, Ms. Hay developed extensive experience in technical accounting, audit, finance transformations and client engagements, notable skills which support the Audit Committee's oversight over the Company's accounting and financial reporting processes, the integrity of the Company's consolidated financial statements, and the Company's independent auditors. Ms. Hay's deep expertise in the insurance sector, risk identification, and risk mitigation strategies also supports the Board's oversight of risk, improves the Company's resilience, and helps drive responsible growth. Guiding teams of professionals in the U.S. and around the globe, Ms. Hay developed a passion for cultivating the next generation of leaders, establishing diverse talent pipelines, and promoting knowledge transfer through training, all of which supports the Company's commitment to investing in and supporting its people, the Board's oversight of sustainability, and the Board's oversight of management succession planning.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director since 2007

18 years of MetLife Board service

Director Core Competencies

- Corporate Governance / Public Company Board
- Regulated Industry / Government
- Investments
- Sustainability

MetLife Board Committees

- Executive
- Governance and Corporate Responsibility
- Investment

R. Glenn Hubbard, Ph.D.   Age 66

Chairman of the Board since 2019

Professional Highlights

- Columbia University, a private research university
  - Dean Emeritus, Graduate School of Business (2019 – Present)
  - Dean, Graduate School of Business (2004 – 2019)
  - Russell L. Carson Professor of Economics and Finance, Graduate School of Business (1994 – Present)
  - Professor of Economics, Faculty of Arts and Sciences (1997 – Present)
- Committee on Capital Markets Regulation, an independent nonprofit research organization
  - Co-Chair (2006 – Present)
- President's Council of Economic Advisers, an agency within the Executive Office of the President of the U.S.
  - Chairman (2001 – 2003)
- Organization for Economic Cooperation and Development, an international economic and trade organization
  - Chairman of Economic Policy Committee (2001 – 2003)
- U.S. Department of the Treasury
  - Deputy Assistant Secretary for Tax Policy (1991 – 1993)

Other U.S. Listed Public Company Directorships or Registered Investment Company Directorships

- BlackRock Fixed Income Funds (a fund complex comprised of 67 registered investment companies consisting of 102 investment portfolios) (2019 – Present)
- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Automatic Data Processing, Inc. (2004 – 2020)

Non-U.S. Listed Public Company Directorships

- TotalEnergies SE (2021 – Present)

Education

- B.A. and B.S., University of Central Florida
- Ph.D. and A.M., Harvard University

Alignment with MetLife's Strategy and Key Board Contributions

As an economic policy advisor at the highest levels of government and financial regulatory bodies, Dr. Hubbard has an unparalleled understanding of global economic conditions, financial markets, capital market regulations, and economic policies. This expertise contributes to the Board's understanding of how shifting economic conditions, current and developing regulations, and economic policies may impact the Company's investments, businesses, and operations worldwide. Such understanding is critical to Board's effective execution of its oversight responsibilities and helps to guide the Company's strategic choices.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director since 2023

2 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Corporate Governance / Public Company Board
- Regulated Industry / Government
- Risk Management

MetLife Board Committees

- Audit
- Governance and Corporate Responsibility

Jeh C. Johnson   Age 67

Professional Highlights

- Paul, Weiss, Rifkind, Wharton & Garrison, LLP, a law firm
  - Partner and Co-Head of the Cybersecurity & Data Protection Practice Group (2017 – Present)
  - Partner (prior to and between periods of government service since 1994)
- U.S. Department of Homeland Security
  - Secretary (2013 – 2017)
- U.S. Department of Defense
  - General Counsel (2009 – 2012)
- U.S. Department of the Air Force
  - General Counsel (1998 – 2001)
- U.S. Attorney's Office for the Southern District of New York
  - Assistant U.S. Attorney (1989 – 1991)

Other U.S. Listed Public Company Directorships

- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Lockheed Martin Corporation (2018 – 2024)
  - U.S. Steel Corporation (2020 – 2025)

Education

- B.A., Morehouse College
- J.D., Columbia Law School

Alignment with MetLife's Strategy and Key Board Contributions

Secretary Johnson is a prominent lawyer with deep cybersecurity expertise and a renowned leader of large and complex institutions. As U.S. Secretary of Homeland Security, Secretary Johnson oversaw the third largest cabinet department of the U.S. government. Through his tenure as General Counsel of both the Department of Defense and the Air Force, Secretary Johnson developed a keen ability to navigate highly complex risks, which enhances the Board's ability to oversee the Company's risk management. As a recognized expert in cybersecurity, Secretary Johnson has testified before Congress on that topic numerous times since leaving government service and provides valuable insight to the Board as it oversees the Company's information security program. In addition, Secretary Johnson's experience on the boards of other leading public companies make him a valuable asset to the Board as it oversees the Company's corporate governance.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director since 2013

11 years of MetLife Board service

Director Core Competencies

- Corporate Governance / Public Company Board
- Global Literacy
- Regulated Industry / Government
- Investments

MetLife Board Committees

- Compensation
- Executive
- Finance and Risk (Chair)
- Investment

William E. Kennard

Age 68

Professional Highlights

- Velocitas Partners LLC, an asset management firm
  - Co-Founder and Non-Executive Chairman (2013 – Present)
- Astra Capital Management, a private equity firm
  - Co-Founder (2016 – Present)
- Staple Street Capital, a private equity firm
  - Member of Operating Executive Board (2013 – Present)
- U.S. Mission to the European Union
  - Ambassador (2009 – 2013)
- The Carlyle Group, a private equity firm
  - Managing Director (2001 – 2009)
- U.S. Federal Communications Commission (**FCC**)
  - Chairman (1997 – 2001)
  - General Counsel (1993 – 1997)
- Verner, Liipfert, Bernhard, McPherson and Hand (now DLA Piper), a law firm
  - Partner (1984 – 1993)

Other U.S. Listed Public Company Directorships

- Ford Motor Company (2015 – Present)
- AT&T Inc. (2014 – Present)
- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Duke Energy Corporation (2014 – 2021)

Education

- B.A., Phi Beta Kappa, Stanford University
- J.D., Yale Law School

Alignment with MetLife's Strategy and Key Board Contributions

Ambassador Kennard's career has provided him with extensive legal, regulatory, public policy, risk management, technological, global investment, asset management, and private equity expertise. As U.S. Ambassador to the European Union, Ambassador Kennard worked to promote transatlantic trade and investment and reduce regulatory barriers to commerce. In his years with the FCC, Ambassador Kennard promoted, advanced, and increased access to technology, resulting in large scale investment in new technologies ensuring that the United States remained competitive in an increasingly digital economy. His experiences with regulated industries, global investments, asset management, and technology guide the Company's strategic priorities to accelerate the growth of its asset management business while leveraging technology for growth, innovation, and efficiencies. Ambassador Kennard enhances the Board's ability to effectively perform its strategy and business, risk, corporate governance, and sustainability oversight responsibilities.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Not Independent

Director since 2019

5 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Insurance and Financial Services
- Global Literacy
- Regulated Industry / Government

MetLife Board Committees

- Executive (Chair)

Michel A. Khalaf   Age 61

Professional Highlights

- MetLife, Inc.
  - President and Chief Executive Officer (2019 – Present)
  - President, U.S. Business and EMEA (2017 – 2019)
  - President, EMEA (2011 – 2017)
  - MetLife Executive Officer (2011 – Present)
  - Executive Vice President, Middle East, Africa and South Asia Region (2010 – 2011)
- American Life Insurance Company (Alico) (acquired by MetLife from AIG in 2010), an insurance company
  - Regional President, MEASA Region, Alico (2008 – 2010)
  - Deputy President & Chief Operating Officer, AIGPhilamlife, Philippines (2006 – 2008)
  - Regional Senior Vice President, AIG-Amplico Life, Poland (2001 – 2006)
  - General Manager, Alico Egypt (1996 – 2001)
  - Chief Operating Officer, Alico Unionvita, Italy (1994 – 1996)
  - Deputy General Manager, Alico Bahamas (1992 – 1994)
  - Regional Investment Manager, Alico Paris (1990 – 1992)
  - Mr. Khalaf began his career as an investment officer at Alico headquarters in Wilmington, Delaware

Other U.S. Listed Public Company Directorships

- None

Education

- B.S., Engineering, Syracuse University
- M.B.A., Finance, Syracuse University

Alignment with MetLife's Strategy and Key Board Contributions

Mr. Khalaf's lengthy and successful career in the life insurance industry affords him the opportunity to bring extensive industry expertise, an entrepreneurial spirit, and strong leadership skills to the Board. His work has spanned markets across EMEA, Asia, and the U.S., which helps to facilitate his ability to take a global view of businesses and cultures. During the past five years, Mr. Khalaf was laser focused on helping MetLife achieve its Next Horizon strategy, executing as the CEO and overseeing as a member of the Board, as the Company strove to meet the commitments made to its people, its customers, the communities it serves, and its shareholders. As MetLife advances its New Frontier strategy, which is designed to accelerate growth across MetLife's global platform while delivering attractive returns and all-weather performance, Mr. Khalaf's unique insights continue to guide the Company's strategic choices.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director since 2018

6 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Regulated Industry / Government
- Consumer Insight / Analytics
- Technology

MetLife Board Committees

- Audit
- Compensation
- Finance and Risk

Diana L. McKenzie   Age 60

Professional Highlights

- Vi Labs Ltd., a healthcare and life sciences focused, artificial intelligence enabled technology company
  - Advisor (2024 – Present)
- DLM Horizons, LLC, a consulting limited liability company
  - Consultant / Owner (2020 – Present)
- BrightInsight, Inc., a provider of digital health platforms for biopharma and medical device companies
  - Advisor (2020 – Present)
- Brighton Park Capital Management, L.P., an investment firm specializing in software, information services, technology-enabled business services and healthcare
  - Member of the Board of Paradox, a conversational artificial intelligence and human resources platform and portfolio company of Brighton Park Capital (2020 – Present)
  - Senior Advisor / Investor (2019 – Present)
- Workday, Inc., a cloud-based financial and human capital management software company
  - Chief Information Officer (2016 – 2019)
- Amgen, Inc., a biotechnology company
  - Senior Vice President and Chief Information Officer (2010 – 2016)
  - Vice President, Amgen Enterprise Technology Services and Enterprise Architecture (2007 – 2010)
  - Executive Director, Amgen Information Systems, Product Development and Commercialization (2004 – 2007)
- Eli Lilly and Company, a pharmaceutical company
  - Group Director, Lilly Research Laboratories, Product Development and Commercialization (2000 – 2004)
  - Various Information Systems leadership roles supporting Research & Development, Corporate Engineering, Human Resources, and IT Architecture, Strategy, and Planning (1987 – 1999)

Other U.S. Listed Public Company Directorships

- Agilon Health, Inc. (2023 – Present)
- Vertex Pharmaceuticals Incorporated (2020 – Present)
- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Change Healthcare Inc. (2019 – 2022)

Education

- B.S., Purdue University
- Information Technology Management Program, University of California, Los Angeles

Alignment with MetLife's Strategy and Key Board Contributions

With nearly three decades of experience culminating with her role as Chief Information Officer of Workday, Inc., overseeing the company's global information technology organization, Ms. McKenzie is a proven technology leader and an innovator who provides extensive digital, technology, and cybersecurity knowledge and perspective, which is particularly impactful given the Company's strategic focus which requires leveraging cutting-edge technology to drive growth and efficiency. Ms. McKenzie's expertise informs the Board's oversight of the Company's ongoing efforts in risk management and information security. Her experiences also guide the Company as it looks to grow responsibly in group benefits, asset management, and international markets. In addition, Ms. McKenzie's consumer focus and product development and commercialization expertise in the highly regulated biotechnology and pharmaceutical industries provides valuable insight to the Company as it looks to reshape customer expectations.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director since 2014

11 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Corporate Governance / Public Company Board
- Global Literacy
- Consumer Insight / Analytics

MetLife Board Committees

- Compensation
- Executive
- Governance and Corporate Responsibility (Chair)
- Investment

Denise M. Morrison   Age 71

Professional Highlights

- Denise Morrison & Associates LLC, a consulting firm
  - Founder (2018 – Present)
- PSP Capital, a private equity firm
  - Senior Advisor (2019 – 2020)
- Campbell Soup Company, a food and beverage company
  - President and Chief Executive Officer (2011 – 2018)
  - Member of the Board of Directors (2010 – 2018)
  - Executive Vice President and Chief Operating Officer (2010 – 2011)
  - President, North America Soup, Sauces and Beverages (2007 – 2010)
  - President, Campbell USA (2005 – 2007)
  - President, Global Sales and Chief Customer Officer (2003 – 2005)
- Kraft Foods, Inc., a food and beverage company
  - Executive Vice President and General Manager, Kraft Snacks (2001 – 2003)
  - Executive Vice President and General Manager, Kraft Confections (2001)
  - Senior Vice President and General Manager, Nabisco Down the Street (2000)
  - Senior Vice President, Nabisco Sales and Integrated Logistics (1998 – 2000)
- Nestlé USA, Inc., a food and beverage company
  - Various senior marketing and sales positions (1984 – 1995)
- PepsiCo, Inc., a food and beverage company
  - Various trade and business development positions (1982 – 1984)
- The Procter & Gamble Company, a consumer products company
  - Various sales management positions (1975 – 1982)

Other U.S. Listed Public Company Directorships

- Quest Diagnostics Inc. (2019 – Present)
- Visa Inc. (2018 – Present)

Education

- B.S., Boston College

Alignment with MetLife's Strategy and Key Board Contributions

Ms. Morrison has a distinguished track record of leading successful businesses through their strategic evolution, a critical skill that she uses to help guide the Company as it executes on the New Frontier strategy. As a leader of some of the most iconic brands, Ms. Morrison guides the Company's management in its stewardship of the iconic MetLife brand. Her strong insight in sales and marketing, consumer trends and behaviors, and knowledge of international markets make her a valuable resource for the Board and the Company's management. Her experience in leadership and management at global food and beverage companies provides her with deep insight on sustainability, growing businesses responsibly, supporting civic engagement, and advancing global nutrition and well-being, which she uses to enhance the Board's oversight over the Company's sustainability strategy. Her experience as CEO and Director of Campbell Soup and as a director of Visa and Quest Diagnostics provides her with a unique understanding of the strong corporate governance framework required to manage and oversee a large public company, which is valuable to the Board in its effective oversight of the Company's corporate governance practices.

Table of Contents

Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices



Independent

Director effective May 1, 2025

Director Core Competencies

- Executive Leadership
- Insurance and Financial Services
- Global Literacy
- Regulated Industry / Government

MetLife Board Committees

- Finance and Risk
- Investment

Christian Mumenthaler   Age 55

Professional Highlights

- Swiss Re AG, a provider of reinsurance, insurance, and other forms of insurance-based risk transfer
  - Group Chief Executive Officer (2016 – 2024)
  - Chief Executive Officer, Reinsurance (2011 – 2016)
  - Chief Marketing Officer, Reinsurance (2011 – 2011)
  - Head of Life & Health in the (Re)Insurance Product (2007 – 2010)
  - Chief Risk Officer (2005 – 2007)
  - Attended most Swiss Re Group Board meetings between (2005 – 2024)
  - Head of Group Retro and Syndication (2002 – 2005)
  - Manager in Group Strategic Planning (1999 – 2002)
- Boston Consulting Group, a management consulting firm
  - Associate (1997 – 1999)

Other U.S. Listed Public Company Directorships

- None

Education

- M.S. and Ph.D., ETH Zurich (Swiss Federal Institute of Technology)

Alignment with MetLife's Strategy and Key Board Contributions

Mr. Mumenthaler's appointment to the Board is a strategic move that aligns with New Frontier's focus on strong, responsible growth and attractive returns. Over his more than 25 years with Swiss Re AG, Mr. Mumenthaler held numerous executive leadership positions and developed deep expertise in insurance and reinsurance. Mr. Mumenthaler's focus on innovative solutions to manage risk, resilience, sustainable growth, and all weather performance as he led Swiss Re AG through periods of elevated natural catastrophes and challenging economic times makes him a natural fit for MetLife's Board which oversees the management of the Company's business and advises the executive officers conducting the Company's business and affairs. Mr. Mumenthaler's extensive global literacy and knowledge of regulated industries positions him well to oversee management's execution of plans to leverage the Company's competitive strengths to expand in high growth international markets.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |



Independent

Director since 2019

5 years of MetLife Board service

Director Core Competencies

- Executive Leadership
- Corporate Governance / Public Company Board
- Financial Expertise and/or CFO / Audit
- Sustainability

MetLife Board Committees

- Audit
  - Audit Committee Financial Expert
- Compensation (Chair)
- Executive
- Governance and Corporate Responsibility

Mark A. Weinberger   Age 63

Professional Highlights

- A FIN MANAGEMENT LLC (d.b.a. Affinity Partners), an investment management firm
  - Outside Advisor (2024 – Present)
- Tanium, a cybersecurity and systems management company
  - Senior Advisor (2021 – Present)
- Stone Canyon Industries, Inc., a global industrial holding company
  - Senior Advisor (2020 – Present)
- Teneo, a global CEO advisory firm
  - Senior Advisor (2020 – Present)
- EY, a leading global professional services organization providing assurance, consulting, strategy and transactions, and tax services
  - Partner, EYEA, LLP, a member firm of EY (2008 – 2019)
  - Global Chairman and Chief Executive Officer (2013 – 2019)
  - Global Chairman and CEO-elect (2012 – 2013)
  - Global Vice Chairman, Tax (2008 – 2012)
  - Other senior roles (1987 – 2001, 2002 – 2008)
- U.S. Department of the Treasury (Tax Policy)
  - Assistant Secretary (2001 – 2002)
- Washington Counsel, P.C., a law and legislative advisory firm
  - Co-Founder and Principal (1996 – 2000)
- Oldaker, Ryan & Leonard, a law firm
  - Partner (1995 – 1996)
- U.S. President Bill Clinton's Bipartisan Commission on Entitlement and Tax Reform
  - Chief of Staff (1994)
- U.S. Senate
  - Chief Tax and Budget Counsel (1991 – 1994)

Other U.S. Listed Public Company Directorships

- JPMorgan Chase & Co. (2024 – Present)
- Johnson & Johnson, Inc. (2019 – Present)
- **Prior U.S. Listed Public Company Directorships (past five years):**
  - Accelerate Acquisition Corp. (2021 – 2022)

Other Non-U.S. Listed Public Company Directorships

- Saudi Arabian Oil Company (Aramco) (2020 – Present)

Education

- B.A., Emory University
- M.B.A. and J.D., Case Western Reserve University
- L.L.M., Georgetown University Law Center

Alignment with MetLife's Strategy and Key Board Contributions

Mr. Weinberger brings a diverse professional background to the Board, having served throughout his career in a wide variety of public and private sector leadership roles, including as a global chairman and chief executive officer, tax lawyer and policymaker, and trusted government advisor. During Mr. Weinberger's tenure as the Global Chairman and CEO of EY, he expanded the organization's digital and operational capabilities in cybersecurity, AI, and data, and championed increasing diversity at all levels to create a more inclusive work culture, which was then reflected in EY's highest governing body. With his extensive business acumen and experience leading a large, complex, highly regulated entity, as well as his track record of driving transformation across the public and private sectors and around the global, Mr. Weinberger provides a valuable perspective for the Company's strategic priorities. His demonstrated commitment to talent management, technological innovation, cybersecurity, and sustainability, as well as his extensive knowledge of, and experience with, tax, accounting, government policy, and legislative matters enhances the Board's oversight role.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Information About the Board of Directors

Corporate Governance Framework

The Board recognizes the importance of maintaining a strong corporate governance framework that establishes the foundation of its oversight responsibilities. This section highlights certain fundamental components of the framework that provides the Board with the authority to oversee the Company's business operations, evaluate decision-making, promote integrity and ethical practices, and hold management accountable.

Foundational Documents

- Certificate of Incorporation
- MetLife, Inc. By-Laws (**By-Laws**)
- Corporate Governance Guidelines
- Board Committee Charters
- Directors' Code of Business Ethics
- Code of Business Ethics
- Financial Management Code of Business Ethics
- Insider Trading Policy
- Related Person Transactions Policy
- Performance-Based Compensation Recoupment Policy
- Recoupment of Erroneously Awarded Compensation under Dodd-Frank Wall Street Reform and Consumer Protection Act Policy

The Board adopted the Corporate Governance Guidelines, which set forth the Board's policies on a number of important governance-related matters, including:

Corporate Governance Guidelines

- Director independence requirements
- Identification and qualifications of candidates for Board positions
- Director resignation policy due to changes in a Director's principal occupation or primary business association
- Director Retirement Age Policy
- Majority voting standard in Director elections
- Director responsibilities for overseeing the management of the Company's business
- Evaluation of potential conflicts due to Director membership on other public company boards or audit committees
- Director limitation on other public company boards
- Compliance with Directors' Code of Business Ethics
- Election of Chairman of the Board
- Election of a Lead Director by the Independent Directors if the Chairman of the Board is not an Independent Director
- Independent Chairman and Lead Director responsibilities
- Board leadership emergency succession plan
- Board Committees, including Committee leadership
- Annual review of succession plans for the Company's CEO, each of the other executive officers, and the Chief Actuary
- Director access to management and outside advisors
- Director compensation and expenses
- Director share ownership guidelines
- Director orientation and continuing education
- Annual Board performance evaluation
- Biennial individual self- and peer-Director performance evaluation
- Annual Corporate Governance Guidelines review
- Annual review of the Company's Financial Plan
- Annual in-depth review, with executive officers, of the Company's strategic plans and goals and significant challenges and opportunities

The Corporate Governance Guidelines and the By-Laws provide for a majority voting standard in uncontested Director elections. A printable version of the Corporate Governance Guidelines is available on MetLife's website at www.metlife.com/about-us/corporate-governance under "Corporate Governance Guidelines."

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Board Composition

Board Leadership Structure

The Board believes it is important to maintain flexibility in its leadership structure. The Board determined that the best and most effective leadership structure for MetLife and its shareholders at this time is to have separate chief executive officer and chairman roles. The Board considered numerous factors in making this decision, including the Company's strategy and prevailing governance practices. This structure enhances the Board's ability to exercise independent oversight of MetLife management on behalf of the Company's shareholders. The Board's leadership structure is among the topics regularly discussed during the Company's shareholder engagement meetings, and shareholder feedback is considered by the Board in its determination of leadership structure.

R. Glenn Hubbard has served as the Company's independent Chairman of the Board since May 1, 2019. The Board elected Dr. Hubbard to serve as Chairman of the Board on the strength of his leadership qualities, understanding of global economic conditions and markets, and expertise in public policy and regulatory developments.

Defined Duties of the Chairman

The Chairman's duties and responsibilities focus on promoting sound corporate governance practices and ensuring effective Board oversight on behalf of the Company's shareholders.

Board Governance and Leadership
- Presides over shareholder meetings, Board meetings, and executive sessions of Directors, with authority to call meetings of the Independent Directors and special meetings of the Board
- Provides input on the composition of the Board and the membership and leadership of its committees
- Represents the Board as appropriate in communications with shareholders and other stakeholders
- Approves information sent to the Board for Board meetings and reviews information for Board committee meetings, as appropriate


Chairman of the Board

R. Glenn Hubbard

Principal Standing Committee Chairs

Advisor to CEO
- Establishes a relationship of trust with the CEO, providing guidance and mentorship as appropriate
- Promotes and facilitates effective communication, and serves as a conduit between the Board, the CEO, and other members of management
- Sets the agenda for Board meetings and reviews agendas for Board committee meetings in coordination with the CEO
- Confers with the CEO on matters of importance that may require Board and/or Board committee action or oversight, ensuring the Board and Board committees focuses on key issues and tasks facing the Company

Laura J. Hay
Audit


Mark A. Weinberger
Compensation


Board Effectiveness and Succession Planning
- Approves Board meeting schedules and reviews the Board committees' meeting schedules to ensures that there is sufficient time for discussion of all agenda items
- Provides guidance to the Board regarding the ongoing development of Directors
- On behalf of the Board, leads biennial self- and peer-Director evaluations, and provides one-on-one feedback to each Director
- Ensures the efficient and effective performance and functioning of the Board and Board committees
- Participates in the Compensation Committee's annual performance evaluation of the CEO
- Oversees CEO and management succession planning with the Chair of the Governance Committee
- Assists the Board, the Governance Committee, and management in promoting corporate governance best practices

William E. Kennard
Finance and Risk


Denise M. Morrison
Governance


Carla A. Harris
Investment


Independent Principal Standing Committees

In addition, each of the Principal Standing Committees is chaired by an Independent Director (defined in the next section on "Independent Oversight of Management") who has demonstrated both expertise in the responsibilities of such Committee and strong leadership skills. Each Principal Standing Committee is composed entirely of Independent Directors. The successful partnership among the independent Chairman of the Board, Principal Standing Committee Chairs, Independent Directors, and the CEO (who, as a management Director, chairs the Executive Committee) facilitates strong leadership and effective independent oversight of the Company and management.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Independent Oversight of Management

None of the Director nominees, other than Michel A. Khalaf, the Company's President and CEO, are officers of the Company or of any entity in a consolidated group with the Company (each such Director nominee, a **Non-Management Director**). For information about the current membership of the Board and its Committees among Directors nominated for election, see *Director Nominee Experience Matrix*.

Every year, the Board reviews the independence of all Non-Management Directors. The Board has affirmatively determined that each Non-Management Director has no material relationship with the Company and satisfies the independence requirements applicable under the New York Stock Exchange (**NYSE**), SEC regulations and under applicable law, including, as applicable, the categorical independence standards set forth in the Corporate Governance Guidelines, financial literacy requirements, and specific requirements regarding audit and compensation committee members (each such Director, an **Independent Director**). As a result, a majority of the Board is independent. For information on the Board's categorical independence standards, see the Corporate Governance Guidelines, which is available on MetLife's website at www.metlife.com/about-us/corporate-governance under "Corporate Governance Guidelines."

Independent Oversight of Outside Consultants

Independent Auditors and Other Advisors

The Audit Committee is solely and directly responsible for appointing (subject to shareholder ratification where appropriate), terminating, approving the fees and terms of engagement of, and overseeing the work of the Company's independent auditor that is engaged to prepare or issue an audit report, including the scope, plans and results of the audit of the Company's financial statements.

The Audit Committee is also responsible for (i) evaluating the qualifications, performance, and independence of the Company's independent auditor and (ii) reviewing and evaluating the lead partner on the independent auditor's engagement; thereafter presenting its conclusions to the Board. In addition, the Audit Committee oversees the regular rotation of the audit engagement team partners to the extent that such rotation is required by law.

The Audit Committee pre-approves all audit and permitted non-audit services (including the fees and terms thereof) provided by the independent auditor to the Company and its subsidiaries. The Audit Committee may delegate authority to pre-approve such services to any one or more Committee members and such member or members to whom such authority is delegated, upon any exercise of such authority, must report on activities pursuant to such delegation. As part of its independence review, the Audit Committee considers whether the independent auditor's provision of non-audit services to the Company is compatible with the maintenance of the auditor's independence.

To help ensure the objectivity and independence, the independent auditor:

- periodically, and at least annually, submits to the Audit Committee a formal written statement delineating all relationships between the independent auditor and the Company

- discusses with the Audit Committee any disclosed relationships or services that might impact the independent auditor's objectivity and independence

---

For information on the Audit Committee's oversight of the Company's independent auditor, Deloitte & Touche LLP, see *Proposal 2 - Ratification of Appointment of Deloitte as the Company's Independent Auditor for 2025*.

The Audit Committee also has the authority to engage independent counsel and other advisors to carry out its oversight responsibilities. The Company must provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to any of the Committee's advisors, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Search Firm Consultant and Other Advisors

The Governance Committee has sole discretion to retain consultants and advisors to assist it in its identification of director candidates. The Governance Committee retained Russell Reynolds Associates (**RRA**), a consulting firm, to assist it with the identification of director candidates, a critical oversight responsibility. To ensure independence and

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

objectivity, the Governance Committee has the sole authority to approve the fees and other terms of retention of such consultants. For more information about the Governance Committee's oversight of RRA, see *Recent Board Refreshment*.

The Governance Committee also has the discretion to retain consultants and advisors to assist it in the oversight of corporate governance matters generally.

Compensation Consultant and Other Advisors

Compensation Committee

The Compensation Committee has sole discretion to retain or obtain the advice of independent compensation consultants, independent legal counsel, or other advisors to the Committee. The Compensation Committee may select or receive advice from any consultant, counsel, or advisor it prefers, including those who are not independent. However, before the Compensation Committee retains or obtains the advice of an external advisor that is subject to the NYSE's Corporate Governance Standards, it considers all factors related to that advisor's independence from management that it determines relevant, including the factors that the NYSE requires to be considered. The Compensation Committee is directly responsible for the appointment, compensation, and oversight of any advisor it retains.

To assist the Compensation Committee in carrying out its oversight responsibilities, the Compensation Committee retained Meridian Compensation Partners, LLC (**Meridian**) as its executive compensation consultant. Meridian provided the Compensation Committee with information regarding its relationship with MetLife, as well as Meridian's independence and policies for avoiding conflicts of interest. The Compensation Committee determined that Meridian's work did not raise any conflict of interest. The Corporate Governance Guidelines provide that any advisor or consultant retained to advise the Compensation Committee on executive compensation matters should not be retained to provide any other services to the Company, and Meridian did not provide any such other services in 2024.

Meridian provided the Compensation Committee with information and data covering competitive market compensation levels and mix, and overall market trends concerning executive compensation and related governance and disclosure practices. Meridian advised the Compensation Committee about the overall design and implementation of MetLife's executive compensation programs, including decisions made under the programs, and advised the Compensation Committee about regulatory, governance, and technical developments that may affect the Company's executive compensation program.

Governance Committee

The Governance Committee has sole discretion to retain consultants and advisors to assist it in its review of Non-Management Director compensation and benefits. The Governance Committee also has the sole discretion to approve the fees and other terms of retention of any such consultants and advisors. The Governance Committee engaged Meridian to provide an analysis of the competitiveness of the compensation program for Non-Management Directors, market observations, and relevant compensation trends. For additional information on the Governance Committee's oversight of Meridian, see *Director Compensation in 2024 - Overview*.

To help ensure the objectivity, independence, and candor of its advice, Meridian:

- reports directly to the Committees on executive and Non-Management Director compensation matters
- meets with the Committees in executive sessions that are not attended by Company management, as appropriate
- has direct access to the Committees' Chairs and members between meetings
- provides no other services to the Company or its affiliates or subsidiaries

Other Independent Consultants and Advisors

The Finance and Risk Committee and Investment Committee each have the sole discretion to retain consultants and advisors to assist them in their respective oversight responsibilities. To help ensure independence and objectivity, fees and compensation paid to any such consultants and advisors by the Company are approved by the respective Committee.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Succession and Nomination Process

The Governance Committee is responsible for assisting the Board in identifying and evaluating individuals qualified to become members of the Board and for overseeing Director nominations and re-nominations.

1 Succession Planning

- The Board is responsible for overseeing the management of the Company's business and advising the Company's executive officers. To ensure that the Board can discharge such duties effectively, the Governance Committee's Board succession planning process considers both the Company's current and long-term needs, as well as the evolving needs of the Board when identifying and evaluating Director candidates.

- The Governance Committee also discusses any anticipated Director retirements in light of the Corporate Governance Guidelines, which provides that no Director may stand for election after such Director reaches the age of 72, and that a Director may continue to serve until the annual meeting coincident with or immediately following his or her 72nd birthday (the **Director Retirement Age Policy**).

Recent and Scheduled Director Retirements and Departures

2024 Annual Meeting	2 Directors Retired
	Gerald L. Hassell and Catherine R. Kinney each reached the age of 72. Pursuant to the Director Retirement Age Policy, their terms ended as of the 2024 Annual Meeting.
2025 Annual Meeting	2 Directors Scheduled to Retire and 1 Director Scheduled to Depart
	Cheryl W. Grisé and Edward J. Kelly, III each reached the age of 72. Pursuant to the Director Retirement Age Policy, their terms will end as of the 2025 Annual Meeting. David L. Herzog will not stand for re-election, and his term will end effective May 1, 2025.
2026 Annual Meeting	2 Directors Scheduled to Retire
	Carlos M. Gutierrez and Denise M. Morrison will each reach the age of 72. Pursuant to the Director Retirement Age Policy, their terms will end as of the 2026 Annual Meeting.
2027 Annual Meeting	0 Directors Scheduled to Retire

2 Assessment

- The Governance Committee regularly reviews the collective composition of the current Board and considers the Director Competencies that might be desired of future Director nominees in light of that assessment and in consideration of the Director Retirement Age Policy and the Company's business and strategy.

- The Governance Committee continually supports these recruiting efforts by developing relationships with individuals who have the desired criteria to maintain a robust pipeline of prospective directors.

Recently Elected Directors[1]	Board Committee Memberships	Executive Leadership	Corporate Governance / Public Company Board	Insurance and Financial Services	Global Literacy	Regulated Industry / Government	Investments	Financial Expertise and /or CFO / Audit	Risk Management	Consumer Insight / Analytics	Technology	Sustainability
Feb. 2025 Christian Mumenthaler, 55	FRC and IC	■		■	■	■						
Former Group Chief Executive Officer of Swiss Re AG												
Feb. 2024 Laura J. Hay, 62	AC, EC, and FRC			■				■	■			■
Former Partner and Global Head of Insurance at KPMG LLP												
Feb. 2023 Jeh C. Johnson, 67	AC and GC	■	■			■			■			
Partner and Co-Head of the Cybersecurity & Data Protection Practice Group at Paul, Weiss, Rifkind, Wharton & Garrison LLP												
Apr. 2022 Carla A. Harris, 62	EC, GC, and IC	■	■	■				■				
Senior Client Advisor at Morgan Stanley												

[1] Age as of April 29, 2025 and rounded down to nearest year if less than one whole year. Mr. Mumenthaler's election and each committee appointment is effective May 1, 2025.

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3 Identification & Consideration

Identify Director Candidates

- The Governance Committee may use candidate search firms and may accept recommendations of Board members, officers, and shareholders.

- To recommend a candidate for election, shareholders must provide the required notice and information to the Senior Vice President (**SVP**) & Secretary (**Corporate Secretary**). See *How do I submit shareholder proposals and nominations for the 2026 annual meeting?*

Screen Director Candidates

- The Governance Committee looks for candidates with Board-developed criteria (see Section 4, Governance Committee Evaluation & Recommendation) who can effectively oversee MetLife's business.

- The Governance Committee considers a candidate's ability to enhance the Board's perspective and experience as a whole.

Meet with Director Candidates

- The Governance Committee evaluates candidates based on information candidates supply and information obtained from other sources, and makes no distinctions based on whether a nominee is recommended by a shareholder.

- Individual Board members may conduct interviews with candidates.

4 Governance Committee Evaluation & Recommendation

- The Governance Committee assesses candidates in light of Board-adopted criteria, including, but not limited to:
  - the Director Competencies matrix;
  - the Board's independence requirements; and
  - the minimum qualifications for Director nominees set forth in the Corporate Governance Guidelines. For additional information see, *Director Qualifications*.

5 Board Evaluation & Nomination

- The Board nominates candidates for election to the Board upon a recommendation from the Governance Committee.

6 Re-Nomination

- In determining whether to re-nominate a Director for election at the annual meeting, the Governance Committee reviews each Director, considering:
  - Board-developed criteria (see Section 4, Governance Committee Evaluation & Recommendation);
  - Feedback from the other Directors, including feedback formally provided through Board, Committee, and individual Director evaluations, and informal feedback shared with the Chair on an ad hoc basis;
  - Feedback from shareholders, including the support received at the annual meeting of shareholders;
  - Attendance and participation, engagement, and effectiveness at Board and Committee meetings;
  - Other board commitments (including board/committee leadership positions) and outside activities;
  - Director age and collective composition of the Board; and
  - Experience, qualifications, and skills contributing to the Board's effectiveness.

Recent Board Refreshment

With the support of a consulting firm, the Governance Committee identified Christian Mumenthaler as a potential Non-Management Director. The consulting firm was provided with the Board's strategic goals and composition criteria and, although not required by the Board because the Company does not have a formal Board diversity policy, considered diversity (gender and racial and/or ethnic) when making its recommendations. The Governance Committee's robust process for assessing the Board's overall composition is reflected through the mix of skills, experiences, and backgrounds of the Board's most recent additions. For additional information on the Board's composition, as reflected through the Director nominees, see *Experienced Board*.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Board, Committee, and Director Evaluations

The Governance Committee is responsible for overseeing evaluations of the Board, its Committees, and each individual Director, and establishing the procedures by which such evaluations are conducted. In addition to the formal evaluations, the Independent Directors regularly meet in executive session, during which the Board's performance and oversight responsibilities are frequently discussed.

TIMING	**Board and Committee Evaluations** **ANNUALLY**	**Individual Director Evaluations** **BIENNIALLY**
August - September **Review Questions** 	• The Corporate Secretary's Office (the **CSO**) reviews the detailed written questionnaire used to administer the Board and Committee evaluations to, among other things, ensure that the Company keeps pace with evaluation trends • The Governance Committee discusses and approves the final form of such questionnaire (the **Questionnaire**) at its regular fall meeting	• Outside counsel assists the Chairman with preparing interview questions for each individual Director • The scope and substance of interview questions may be updated to, among other things, reflect best practices and corporate governance developments
September - November **Conduct Assessments** 	• Once approved, the Questionnaire is distributed to each Director to complete • Directors submit their Questionnaires, giving feedback about the performance of the Board and its Committees	• Outside counsel and the Chairman hold individual interviews with each Director • Directors provide candid comments, including feedback about the individual contributions of other Directors
November - December **Report Results** 	• The CSO aggregates the Questionnaire results into an anonymized report, which the Corporate Secretary presents to the Governance Committee and the Board at their regular winter meeting • The Governance Committee and the Board discuss the report and evaluation process in executive sessions	• Outside counsel analyzes the results and produces a report organized by Director and by topic into a report, which is provided to the Chairman • Directors' remarks about the most important issues facing the Board are aggregated into an anonymized report, which the Chairman discusses with the Board and the Corporate Secretary
December - September **Follow Through** 	• Any follow-ups, including changes in practices or procedures, are considered and implemented, as appropriate • The Board considers topics recommended by Directors for future Board and Committee meetings	• Any follow-ups, including changes in practices or procedures, are considered and implemented, as appropriate • Chairman reviews the evaluation process with the Board and the Governance Committee

TOPICS ADDRESSED ANNUALLY	**PRIOR TOPICS ADDRESSED BIENNIALLY**
• Board size and mix of knowledge, skills, and experience • Committee membership, structure, and allocation of responsibilities • Process for identifying, recruiting, and selecting new Directors • Sufficiency of time allocated to Board and Committee business • Effective operation of the Board and its Committees • Effectiveness of the executive sessions	• Most important issues facing the Board • Reflections on the Board collectively • Self-reflections on the individual Director • Constructive advice for other individual Directors • Process changes or suggestions *As part of its Director Succession and Nomination Process, the Governance Committee assessed each Director's contributions to the Board. In connection with such assessment, the Chairman determined that the next biennial evaluation will take place in 2025 to ensure that the Company continues to have the right skills, talent, and experience represented around the Board table to guide the Company into the future.*

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Orientation

Within six months after a Director has been elected to the Board, the Director participates in an orientation program that includes presentations by the Company's officers concerning the Company's strategic plans, the operations of its significant business segments, its significant financial, accounting and risk management issues, and its key policies and practices.

In 2024, as part of Laura J. Hay's orientation, presentations were made by the Company's officers concerning the following:

- highlights about the portfolio, market, products, strategy, and opportunities of each business segment—Group Benefits, RIS, Asia, Latin America, EMEA, and MLH
- overview of MIM's strategy and priorities, investment capabilities, key relationships, and financials
- financial management organization, including finance priorities, financial overview and outlook, investor and analysts' perspectives, capital management, insurance financials, and corporate development
- investments portfolio, asset allocation, and asset management makeup
- global risk management, including risk governance structure, risk management framework, risk metrics, and risk culture
- global technology and operations (strategy, priorities, and business outcomes), including modernization, information security, data governance, service and operations, and metrics

- global internal auditing, including strategy, objectives, coverage, audit drivers and methodology, and impact and trends
- human resources strategy (focus areas and drivers), talent (strategy, development, initiatives, and pipeline), employee engagement, and culture
- executive compensation (performance framework, compensation philosophy, peer practices, governance, and current topics)
- corporate affairs, including the goals, challenges, and opportunities of government relations, communications, sustainability, and MetLife Foundation
- corporate and board governance
- legal affairs
- Next Horizon strategy, global businesses portfolio overview, and Next Gen Ventures
- MetLife's global brand and marketing
- overview by the independent auditor

In addition, when a Director is first appointed to a Principal Standing Committee or as Chair of a Principal Standing Committee, the Director participates in orientation sessions specific to such Principal Standing Committee's or Principal Standing Committee Chair's responsibilities.

Laura J. Hay **Audit Committee Chair Rotation**	Ms. Hay's comprehensive Audit Committee orientation is discussed in the table above. Prior to her first meeting as Committee Chair in 2025, she participated in preparatory meetings with Company officers. She also shadowed and discussed the role of the Chair with the outgoing Chair.
Mark J. Weinberger **Compensation Committee Member and Chair Rotation**	As part of Mr. Weinberger's Compensation Committee member orientation in 2024, a presentation was made by the Company's officers regarding the Committee's governance over compensation and benefits, compensation philosophy, peer groups, competitive practices, and annual schedule of activities. He also participated in the Committee's 2024 review of the executive compensation program to ensure alignment with New Frontier. Prior to his first meeting as Committee Chair in 2025, he participated in preparatory meetings with Company officers, the outgoing Chair, and the Committee's independent advisors.
William E. Kennard **Finance and Risk Committee Chair Rotation**	Ambassador Kennard has been a member of the Finance and Risk Committee since 2014. As part of Ambassador Kennard's Committee Chair orientation, he reviewed with Company officers the Committee's oversight role, authority and responsibilities, annual schedule of activities, and near and long-term capital management matters. Prior to his first meeting as Committee Chair in 2025, he shadowed and discussed the role of the Chair with the outgoing Chair.
Carla A. Harris **Investment Committee Chair Rotation**	Ms. Harris has been a member of the Investment Committee since June 2022. As part of Ms. Harris's Committee Chair orientation, she reviewed with Company officers the Committee's oversight role, annual schedule of activities, and meeting logistics, the roles and responsibilities of the Company's senior leaders who participate in meetings, and potential future focus areas. Prior to her first meeting as Committee Chair in 2025, she shadowed and discussed the role of the Chair with the outgoing Chair.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Continuing Director Education

On an ongoing basis, Directors are provided with continuing education on matters relevant to the Company and its business, including presentations from management and outside experts on the Company's businesses, strategic priorities and opportunities, information security, cybersecurity and resilience, executive compensation practices and governance trends, regulatory developments, insurance trends, economic and market outlook, strategic investments, private equity, geopolitical considerations, and sustainability. Other educational and reference materials on executive compensation and pay disclosure, board governance and oversight, corporate governance, cybersecurity and technology, corporate strategy and risk management, management succession planning, regulatory updates, and sustainability and corporate responsibility, among other topics, are regularly distributed to Directors and maintained in an electronic library available for their review.

In addition, the Company encourages Directors to participate in third-party continuing education programs that assist in enhancing their skills and competencies and that are appropriate to their responsibilities as members of the Board and the committees on which they serve. The Company reimburses Directors for the reasonable costs they incur in connection with such programs.

Other Board Commitments

The Corporate Governance Guidelines encourage Directors to limit the number of other public company boards on which they serve (excluding MetLife and its affiliates). To that end, and to assist in the evaluation of potential conflicts, the Corporate Governance Guidelines require Directors to notify the Chair of the Governance Committee and the Chairman of the Board before accepting membership on other boards of directors or any audit committee or other significant committee assignment on any other public company board of directors. Except as otherwise provided, the Board-established service limits are as follows:

1	**2**	**3**
Additional Public Company[1]	**Other Audit Committees[1,2]**	**Additional Public Companies[1]**
• Directors who serve as the CEO, executive chair or named executive officer of a public company may not serve on the board of more than 1 additional public company.	• Directors who serve on the Audit Committee may not serve on more than 2 other audit committees at companies that are registered with the SEC under Section 12(b) or 12(g) of the Exchange Act and subject to the reporting obligations of the Exchange Act.	• All other Directors may not serve on the boards of more than 3 additional public companies.

[1] Excludes service on the Board of MetLife and its affiliates.

[2] The Board may evaluate an individual Director's circumstances and determine that such simultaneous service would not impair the ability of any such Director to serve effectively on the Audit Committee.

In addition, as part of the annual independence review, the Governance Committee and Board evaluate the affiliations and public company board commitments of each Non-Management Director standing for election to determine whether such affiliations and commitments could impair the Director's independence or ability to serve on MetLife's Board.

Changes to Principal Occupation or Primary Business Association

The Corporate Governance Guidelines require that each Director offer to resign from the Board upon a change or discontinuance of his or her principal occupation or business responsibilities. The Governance Committee is charged with evaluating the relevant facts and circumstances and providing a recommendation to the Board as to whether to accept the offer of resignation or request that such Director continue to serve on the Board. The Board then determines the appropriateness of the Director's continued membership on the Board.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Board's Primary Role and Responsibilities

The Board is responsible for overseeing the management of the Company's business and advising the Company's executive officers, who conduct the Company's business and affairs. In performing their general oversight responsibility, Directors apply their business judgment to assure that the Company's executive officers manage in the best long-term interests of the Company and its shareholders. The Board's oversight responsibilities include, but are not limited to:

- Reviewing, discussing, and approving the Company's business plans, strategic plans and goals, and significant business challenges and opportunities;
- Overseeing the process for review of the proposed succession for the Company's CEO, other executive officers and Chief Actuary;
- Overseeing the Company's enterprise risks to evaluate whether the business is being properly managed;
- Corporate governance, including Board composition and succession planning;
- Overseeing the Company's information security program and responsible AI governance and risk management framework; and
- Overseeing the development and execution of the Company's sustainability strategy, including management's assessment and handling of various sustainability risks, opportunities, and priorities.

Strategy and Business Oversight

The Board oversees the development and execution of the Company's strategic and financial business plans. Each year, the Board reviews the Company's business plan and engages with senior executives in an in-depth review of the Company's strategic plans and goals and significant business challenges and opportunities. Throughout the year, the Board reviews the Company's progress in achieving such goals. During an annual day-long strategy session that brings together Directors, senior executives and external consultants (as warranted), the Company's strategic goals, objectives and accomplishments by business segment and by geographic market are reviewed and industry trends and macro-forces are discussed. The commitments that comprise the Company's financial, operational and strategic objectives are included in management's goals, to which the Board holds executives accountable.

In addition to this formal oversight, Directors also have opportunities to assess company culture, alignment with strategic priorities, and employee sentiment through meetings and informal interactions with members of management.

Management Succession Planning Oversight

The Board believes that ensuring that there is an adequate process for its review of proposed succession plans for the Company's CEO, other executive officers, and Chief Actuary is critically important to the successful transition of the Company's senior leadership. The Board, in coordination with the Governance Committee, periodically reviews the skills and experience of the Company's senior leaders who may ultimately be candidates for more senior executive positions. The Directors meet regularly with senior leaders in the context of Board business, which gives Directors an opportunity to assess the qualifications of these individuals. See "Senior Leadership Participation" on page 45 in *Board and Committee Meetings* and "Senior Leadership Participation in Committee Meetings" on pages 48 to 52 in *Board Committees*. In addition, the Board plans for executive succession and, upon recommendation of the Compensation Committee, approves officer appointments at the senior vice president level and above to ensure that the Company will have managerial talent available to replace current executives when necessary.

Risk Oversight

MetLife has an integrated process for managing risks that is supported by a risk appetite statement that is approved by the Board. Risk management is overseen and conducted by the full Board, the Board's Principal Standing Committees, and senior management risk committees. The Board has broad oversight of existing and emerging enterprise risks, and over management's design and implementation of processes and procedures to identify, address and mitigate such risks. Principal Standing Committees assist the Board with its oversight function. Management risk committees, established at the enterprise, regional and local levels, as needed, are comprised of senior leaders from the Company's lines of business and corporate functions, which ensures comprehensive coverage and sharing of risk reporting. The risk committee structure provides a consolidated enterprise-wide assessment and management of risk.

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Role of the Board and Board Committees

Board of Directors
Each Principal Standing Committee assists the Board with its oversight of risk, consists entirely of Independent Directors, and provides regular reports to the full Board regarding matters reviewed at such Committee meetings.



Audit Committee
- reviews and discusses with management the Company's guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management
- reviews with management the adequacy and effectiveness of the Company's policies and internal controls regarding information security and cybersecurity
- reviews with management the Company's financial condition
- reviews with management, the Chief Auditor and the independent auditor any correspondence with regulators or governmental agencies and any complaints or published reports that are brought to the Audit Committee's attention that raise material issues regarding the Company's financial statements or accounting policies
- receives reports from the CLO concerning significant legal and regulatory matters
- receives reports from the CRO regarding the Company's top compliance risks and compliance risk management related activities

Finance and Risk Committee
- reviews policies, practices and procedures regarding risk assessment and management
- reviews reports from the CRO and other members of management about the steps taken to measure, monitor and manage risk exposures in the enterprise
- reviews benchmarks and target metrics related to financial and risk topics and monitors performance against such benchmarks and targets
- reviews the Company's top compliance risks and compliance risk management-related activities
- reviews reports on selected risk topics as the Finance and Risk Committee or management deems appropriate from time to time
- coordinates, through the Committee Chair, with the CRO and with other members of management, and with the Chairs of the other Committees, to help ensure that the Finance and Risk Committee receives the information necessary to fulfill its duties and responsibilities with respect to risk assessment oversight and management policies, practices and procedures

Compensation Committee
- oversees management's efforts to ensure that the Company's compensation programs do not encourage excessive or inappropriate risk-taking
- coordinates execution of its responsibilities relating to risk with the Chairs of the Finance and Risk, and Governance Committee, and members of the Audit Committee, who also serve on the Compensation Committee

Governance Committee
- reviews the Company's policies and positions regarding significant sustainability matters
- oversees the Company's efforts to manage its reputation and culture

Investment Committee
- oversees, in coordination with the Finance and Risk Committee, the management and mitigation of risks associated with the Company's investment portfolio, including credit risk, portfolio allocation and concentration risk, derivatives risk, and counterparty risk associated with such portfolios



Role of Management
While the Board and its Principal Standing Committees oversee risk management, the Company's senior management is responsible for identifying, assessing, addressing and mitigating risk on a day-to-day basis and regularly reports to the Board and its Committees on risk topics. To support the Board's effective execution of its oversight role, MetLife operates under the "Three Lines of Defense" model (described below), where each employee has a role to play in risk management under the Company's risk and control framework.

Lines of Defense

1st Line — Lines of business and corporate functions identify, measure, monitor, manage, and report risk.

2nd Line — Independent from the lines of business and corporate functions and the Company's internal audit function (**Internal Audit**), a centralized Global Risk Management (**GRM**) department provides strategic advisory services and effective challenge and oversight to the business and corporate functions in the first line of defense. GRM, led by the CRO who reports directly to the CEO and is responsible for maintaining and communicating the Company's enterprise risk policies, coordinates across risk management committees to ensure that all material risks are properly identified, measured, monitored, managed, and reported across the Company. GRM considers and monitors a full range of risks relating to the Company's solvency, liquidity, earnings, business operations and reputation. The CRO provides reports regularly to the Finance and Risk and Compensation Committees and to senior management committees focused on financial and non-financial risks. The CRO also provides reports to the Audit Committee.

3rd Line — Internal Audit provides independent assurance and testing over the risk and control environment and related processes and controls.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Corporate Governance Oversight

Overseeing effective corporate governance is an essential Board responsibility. This responsibility includes nominating directors, appointing Committee members and determining the composition of the Board generally so that individuals with the right skills, talent and experience are around the Board table to oversee the management of the Company's business and advise the Company's executive officers. For information about the Board's corporate governance practices, composition, leadership structure, and succession planning and nomination process, see *Corporate Governance Framework* and *Board Composition*.

Cybersecurity Oversight

The Board oversees the Company's information security program that management has instituted to maintain controls for the systems, applications, and databases of the Company and of its third-party providers. MetLife's Chief Information Security Officer (**CISO**) manages the program, collaborating with the lines of business and corporate functions. The CISO and the Head of GTO present updates to the Audit Committee quarterly and, as necessary, to the full Board. These regular reports include updates on the Company's performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The Audit Committee also reviews with management, as necessary, but at least annually, the adequacy and effectiveness of the Company's policies and internal controls regarding information security and cybersecurity. Additionally, the CISO periodically and on an event-driven basis informs and updates the Board about information security incidents and the related risks posed to the Company. The Company's program is periodically evaluated by external experts, and the results of those reviews are reported to the Board. The program is subject to MetLife's risk management framework and operates under the "Three Lines of Defense" model MetLife uses.

The primary goal of the information security program is to protect the confidentiality, integrity and availability of all data MetLife owns or possesses, as well as its technology assets, through physical, technical, and administrative safeguards. This includes controls and procedures across business units and at the enterprise level for monitoring, detecting, reporting, containing, managing, and remediating cyber threats. The program aims to prevent data exfiltration, manipulation, and destruction, as well as system and transactional disruption. The program's threat-centric and risk-based approach for securing the MetLife environment takes into consideration applicable guidelines from the cybersecurity framework developed by the U.S. Government's National Institute of Standards and Technology along with the sensitivity of the systems and the potential severity of the associated risks to MetLife and its relevant lines of business. For further discussion of MetLife's cybersecurity management, strategy, and governance, see "Item 1C. Cybersecurity" of the 2024 Form 10-K.

During the year ended December 31, 2024, the Company did not identify risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect MetLife. For further discussion of MetLife's risks related to cybersecurity, see "Item 1A. Risk Factors" of the 2024 Form 10-K.

Key Features of the Information Security Program

- A cybersecurity incident response team under the CISO's direction, which is responsible for monitoring and responding to threats, vulnerabilities, and incidents

- An incident response plan that is managed by the CISO and the Chief Privacy Officer and tested through cross-functional annual exercises in various geographical regions of the Company, many of which include participation from senior executives and the Board

- Information security policies and procedures that are reviewed at least annually and updated to reflect applicable changes in law, technology, practice and emerging threats

- Regular network and application testing and surveillance

- Periodic review of threats, vulnerabilities and other cybersecurity risks, internal and external

- Risk mitigation strategies, including annual internal and third-party risk assessments, as well as cybersecurity and privacy liability insurance intended to defray costs associated with an information security breach

- Vendor management procedures designed to identify and address potential risks associated with the use of third-party service providers

- Employee training programs on information security, data security, and cybersecurity practices and protection of data against cyber threats, at least annually

- A cross-functional approach to addressing cybersecurity risk, with participation from GTO, Risk, Compliance, Legal, Privacy and Internal Audit functions

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Sustainability Oversight

Role of the Board and Board Committees

The Board oversees the Company's sustainability strategy and execution, including the assessment and management of various sustainability opportunities, priorities, and risks. The Board works to ensure efficient and effective oversight of the relevant sustainability risks, impacts and opportunities in MetLife's business, operations and policies. The Board's Principal Standing Committees are responsible for the oversight of certain sustainability matters indicated in the table below.

Audit Committee	• Controls and procedures related to material financial information and non-financial data in the Company's disclosures • Information security and cybersecurity policies and internal controls • Guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management • Periodic review of the Company's Code of Business Ethics
Compensation Committee	• Ensure that compensation programs do not encourage excessive or inappropriate risk-taking • Assess Company and executive performance, including progress on sustainability objectives, and align pay outcomes • Govern compensation recoupment policies
Finance and Risk Committee	• Assessment and management of material risks • Policies, practices and procedures regarding risk assessment and management
Governance Committee	• Ensure adequate process for review of proposed succession plans for the Company's CEO, other executive officers, and Chief Actuary • Corporate governance issues • MetLife Foundation strategies and initiatives • Impact investment program in which loans and other investments are made to support affordable housing, community, business and economic development, and health care services for low- and moderate-income communities • Policies and positions regarding sustainability matters of significance to the Company, its communities, shareholders, and employees disclosed in the Company's annual Sustainability Report, in coordination with other committees • Review reports regarding the Company's political contributions, lobbying efforts, and political action committees' activities • Efforts to manage the Company's reputation and culture
Investment Committee	• Investment activities • Management and mitigation of risks associated with investment portfolios in coordination with the Finance and Risk Committee

Learn More about Sustainability at MetLife

Please visit www.metlife.com/sustainability to learn more about MetLife's sustainability efforts and to access MetLife's annual Sustainability Report and other sustainability-related reports. These reports and any other information from the MetLife website are not a part of or incorporated by reference into this Proxy Statement.

Board and Committee Meetings

Directors are expected to attend the annual meeting of shareholders of the Company and all meetings of the Board and the Committees on which they serve. Directors are also expected to spend the time needed and meet as frequently as necessary to properly discharge their oversight responsibilities. Each of the current Directors who served during 2024 attended more than 75% of the meetings of the Board and the Committees on which such Director served while such Director was a member. During 2024, attendance at both regular Board meetings and regular Committee meetings was 100% for all applicable Directors. All of the Directors serving at the time of MetLife's 2024 annual meeting of shareholders attended the meeting.

Key Statistics for 2024

5

Regular Board Meetings

- In addition to the regularly scheduled Board meetings, a teleconference meeting was held.
- The Board and Company's senior leaders also engaged in an in-depth, full-day review of the Company's strategic plans and goals and the Company's significant business challenges and opportunities.

5

Independent Chairman of the Board-Led Executive Sessions

- Non-Management Directors met in executive session without management present at regularly scheduled Board meetings throughout the year as necessary.
- Independent Directors also met privately (without the CEO) throughout the year.

6

Standing Board Committees

- Audit*
- Compensation*
- Executive
- Finance and Risk*
- Governance and Corporate Responsibility*
- Investment*

**Committee was chaired by and consisted entirely of Independent Directors.*

33

Principal Standing Committee Meetings

- Principal Standing Committees met prior to and in conjunction with regularly scheduled Board meetings. Additional meetings were held as needed.
- Committee Chairs provided regular reports to the full Board regarding Committee activities, discussions, actions and recommendations.

The independent Chairman of the Board meets regularly with senior leadership to approve agendas for Board and Committee meetings. Committee Chairs also meet regularly with senior leadership to approve agendas for Committee meetings and discuss Committee materials prior to their distribution to Committee members. Directors may identify matters for Board and Committee discussion by requesting topics be included on the agendas and, at meetings, raise subjects that are not on the agendas. Directors are free to contact and meet with any Company employee directly at any time.

Senior Leadership Participation

Members of the ELT regularly participated in Board meetings in 2024, including:

- the President and CEO;
- EVP, CFO, and Head of MIM;
- EVP, CRO, and Head of MII;
- EVP, CLO, and Head of Government Relations;
- EVP and CHRO;
- EVP and Head of GTO; and
- Regional Presidents.

Other ELT members and senior leaders also participated in Board meetings in 2024 as topics warrant, including:

- EVP, Chief Marketing and Communications Officer;
- EVP and Treasurer, Head of Investor Relations; and
- EVP, Corporate Development and Mergers and Acquisitions (**M&A**).

Senior leaders regularly attended and participated in Principal Standing Committee meetings. For additional information, please see pages 48 to 52.

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Board Committees

To assist the Board with its responsibility to oversee the management of the Company and to allow for a greater depth of discussion, the Board has established and delegated authority to the Principal Standing Committees that act on its behalf: Audit, Compensation, Finance and Risk, Governance, and Investment. The Board has one additional standing Committee, the Executive Committee, that takes actions only under special circumstances. The role, qualifications and appointment, membership, authority and responsibilities, and other information of each standing Committee are defined in its respective charter, which are summarized on pages 48 to 52. The Board has the authority to establish other Committees from time to time to address specific issues, and each Principal Standing Committee has the authority to form and delegate certain of their respective duties and responsibilities to subcommittees of one or more of its members.

Oversight

- Annually, as part of its oversight of governance practices, the Governance Committee reviews each Committee charter, discussing the proper allocation of responsibilities among the Committees, considering the need to incorporate new oversight roles, determining the most effective Committee structures, and recommending changes to the Board when necessary.

Multiple Layers of Review

- In preparation for the Governance Committee's review, each Principal Standing Committee discusses and may suggest changes to their own charter.

- In addition, each individual Director has an opportunity to provide the Governance Committee and the Board with feedback on various aspects of Committee activities that are mandated by such Committee's charter as part of the concurrent annual Board and Committees evaluation process.

More Information

- The final charters for the Audit, Compensation, and Governance Committees incorporate the requirements of the SEC and the NYSE, to the extent applicable.

- Current, printable versions of these three charters are available on MetLife's website at www.metlife.com/about-us/corporate-governance.

Independent Advisors Participation

Each Principal Standing Committee has authority under its respective charter to retain outside consultants and advisors. In 2024, certain Board and Committee meetings were attended by independent auditors, independent compensation consultants and advisors, search firm consultants, and a cybersecurity and privacy practice consultant.

Committee Composition: Leadership and Membership

The Governance Committee reviews the composition and structure of the Board Committees to maintain alignment with the Company's business and strategy on an as-needed basis and at least annually. Director Competencies of each Board member are thoughtfully considered, as well as feedback provided by individual Directors as part of the annual Board and Committees evaluation process, before the Governance Committee recommends the appointment of the Chairs and Committee membership. The Governance Committee also reviews Committee and Chair rotations and recommends changes to the Board, as appropriate, to rebalance Director perspectives, experiences, and skills, which is critical to effective Board oversight, and in consideration of director retirements and appointments.

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Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices

Key information about the membership of each Principal Standing Committee of the Board is highlighted in the two matrices below. Each Director nominee and the three Directors not standing for re-election at the Annual Meeting who were on the Board for all of 2024 are included in the Principal Standing Board Committee Composition matrix. Only Director nominees are included in the Director Nominee Principal Standing Committee Member Competencies matrix.

Principal Standing Committee Composition

	Audit	Compensation	Finance and Risk	Governance and Corporate Responsibility	Investment
Cheryl W. Grisé[1] IND	■	(C) ■[7]		■	
Carlos M. Gutierrez IND			■		■
Carla A. Harris IND ACFE				■	(C)[6]
Laura J. Hay[2] IND ACFE	(C)[6]		■[9]		
David L. Herzog[1] IND	(C) ■[7]	■	■		
R. Glenn Hubbard, Ph.D.[3] IND				■	■
Jeh C. Johnson IND	■			■	
Edward J. Kelly, III[1] IND	■	■	(C) ■[7]		
William E. Kennard IND		■[8]	(C)[6]		(C) ■[7]
Michel A. Khalaf NON-IND					
Diana L. McKenzie IND	■	■	■		
Denise M. Morrison IND		■		(C)[11]	■
Christian Mumenthaler[4] IND			■[10]		■[12]
Mark A. Weinberger[5] IND ACFE	■	(C)[6]		■	
# of Committee Members	7	7	7	6	6

IND Independent NON-IND Non-Independent CEO ACFE Audit Committee Financial Expert (C) Chair ■ Member

1 Not standing for re-election. Pursuant to the Director Retirement Age Policy, Ms. Grisé's and Mr. Kelly's term will end as of the Annual Meeting. Mr. Herzog's membership is effective through May 1, 2025.
2 Elected to the Board effective February 27, 2024.
3 Chairman of the Board since May 1, 2019.
4 Elected to the Board on February 25, 2025, effective May 1, 2025.
5 Rotated to Compensation Committee effective February 27, 2024 and became its Chair effective January 1, 2025.
6 Rotated from Member to Committee Chair effective January 1, 2025.
7 Served as Committee Chair through December 31, 2024. Rotated from Chair to Member of Committee.
8 Appointed to Compensation Committee effective April 22, 2025.
9 Appointed to Finance and Risk Committee effective February 27, 2024.
10 Appointed to Finance and Risk Committee effective May 1, 2025.
11 Served as Governance Committee Chair since December 10, 2019.
12 Appointed to Investment Committee effective May 1, 2025.

Director Nominee Principal Standing Committee Member Competencies[1]

	Audit	Compensation	Finance and Risk	Governance and Corporate Responsibility	Investment
Executive Leadership	✓	✓	✓	✓	✓
Corporate Governance / Public Company Board	✓	✓	✓	✓	✓
Insurance and Financial Services			✓		✓
Global Literacy		✓	✓		✓
Regulated Industry / Government	✓	✓	✓	✓	✓
Investments				✓	✓
Financial Expertise and/or CFO / Audit	✓				
Risk Management	✓				
Consumer Insight / Analytics		✓	✓		✓
Technology					
Sustainability	✓			✓	

1 Competency held by two or more committee members.

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Audit Committee

Chair



Laura J. Hay
(Chair since January 2025)

Members



Jeh C. Johnson



Diana L. McKenzie



Mark A. Weinberger

Includes 3 Members Not Standing for Re-election at 2025 Annual Meeting:

- Cheryl W. Grisé
- David L. Herzog *(Chair through December 2024; Membership effective through May 1, 2025)*
- Edward J. Kelly, III

Independent Directors: 7

Meetings held in 2024: 10

Role and Key Responsibilities:

- oversees the Company's accounting and financial reporting processes and the audits of its consolidated financial statements;
- oversees the adequacy of the Company's internal control over financial reporting;
- oversees the integrity of the Company's consolidated financial statements;
- oversees the qualifications and independence of the Company's independent auditor;
- oversees the appointment, retention and performance of the Company's independent auditor and the performance of the internal audit function; and
- oversees the Company's compliance with legal and regulatory requirements that apply to matters within the scope of the Committee's responsibilities.

In performing its oversight responsibilities, the Audit Committee reviews and discusses with management, the Chief Auditor, and the independent auditor significant issues regarding accounting and auditing principles and practices and financial statement presentations. These matters may include critical accounting policies and estimates, significant changes in the Company's selection or application of accounting principles, and significant issues as to the adequacy of the Company's internal control over financial reporting. The Audit Committee also reviews and discusses with the independent auditor existing, new or changing critical audit matters, and the Company's practices with respect to non-GAAP financial information. The Audit Committee discusses with management the Company's practices regarding earnings press releases and related disclosures.

The Audit Committee annually discusses with management the Company's guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management, and reviews with management, as necessary, but at least annually, the adequacy and effectiveness of the Company's policies and internal controls regarding information security and cybersecurity.

Independent Auditor and Other Advisors & Other Oversight Responsibilities

For information about the Audit Committee's oversight of the Company's independent auditor and other oversight responsibilities, see *Independent Oversight of Outside Consultants - Independent Auditors* and *Board's Primary Role and Responsibilities*, respectively.

Financial Literacy and Audit Committee Financial Experts

The Board has determined that all Audit Committee members are financially literate in accordance with NYSE Corporate Governance Standards, and that the following four members qualify as "audit committee financial experts" as such term is defined by the SEC: Laura J. Hay, David L. Herzog, Edward J. Kelly, III, and Mark A. Weinberger.

Delegation to Subcommittees

Under its charter, the Audit Committee may delegate to a subcommittee consisting of one or more Directors any portion of its duties and responsibilities, if it believes such delegation is in the Company's best interests and the delegation is not prohibited by law, regulation, or the NYSE Corporate Governance Standards.

Senior Leadership Participation in 2024 Committee Meetings

The President and CEO; EVP, CFO, and Head of MIM; EVP and Chief Accounting Officer (**CAO**); EVP, CLO, and Head of Government Relations; EVP and Chief Auditor; EVP, CRO, and Head of MII; and SVP, Corporate Accounting, Reporting and Controls, participate in meetings. Other senior leaders, including the EVP and Treasurer, Head of Investor Relations; EVP and Head of GTO; and SVP, CISO, are present when appropriate. Executive sessions of the Audit Committee, in which the Audit Committee meets privately with the independent auditor and the Chief Auditor, are held at all regular meetings.

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| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Compensation Committee

Chair



Mark A. Weinberger
(Chair since January 2025)

Members




Diana L. McKenzie

Denise M. Morrison



William E. Kennard
(since April 2025)

Includes 3 Members Not Standing for Re-election at 2025 Annual Meeting:

- Cheryl W. Grisé *(Chair through December 2024)*
- David L. Herzog *(Membership effective through May 1, 2025)*
- Edward J. Kelly, III

Independent Directors: 7

Meetings held in 2024: 6

Role and Key Responsibilities:

- oversees the development and administration of the Company's compensation and benefits programs, including equity-based incentives programs, for executives and other employees;
- approves the corporate goals and objectives relevant to the CEO's Total Compensation, evaluates the CEO's performance in light of such goals and objectives, and recommends, for approval by the Independent Directors of the Board, the CEO's Total Compensation level based on such evaluation;
- reviews, and recommends for approval by the Board, the Total Compensation and other elements of compensation, as appropriate, of each person who is an "executive officer" (other than the CEO) of the Company under the Exchange Act, and related regulations, and an "officer" of the Company under Section 16 of the Exchange Act, and related regulations;
- reviews and approves, or recommends for Board approval, changes to the Company's compensation programs and plans and the Company's policies regarding perquisites and other personal benefits provided to executive officers based on various inputs as it may deem appropriate, including the review of the results of any advisory shareholder votes on executive compensation;
- reviews the competitiveness of the Company's compensation programs;
- oversees management's efforts to ensure the Company's compensation programs do not encourage excessive or inappropriate risk-taking;
- reviews the Company's recoupment policies, amends the policies as it deems appropriate, and oversees their application;
- appoints Company officers at the VP level and below and makes recommendations to the Board about the election or appointment of Company officers at the SVP level and above; and
- reviews and discusses with management the Compensation Discussion and Analysis to be included in the Company's proxy statement (and incorporated by reference in the Company's Annual Report on Form 10-K), and, based on this review and discussion, (1) recommends to the Board whether the Compensation Discussion and Analysis should be included in the proxy statement, and (2) oversees preparation of and issues, in accordance with applicable SEC rules and regulations, the *Compensation Committee Report* for inclusion in the Company's proxy statement.

Independent Consultant & Other Oversight Responsibilities

For information about the Compensation Committee's oversight of the Company's independent executive compensation consultant and other oversight responsibilities, see *Independent Oversight of Outside Consultants - Compensation Consultant* and *Board's Primary Role and Responsibilities*, respectively.

Delegation to Subcommittees

Under its charter, the Compensation Committee may delegate to a subcommittee consisting of one or more Directors or to the CEO or other Company officers any portion of its duties and responsibilities, if it believes such delegation is in the Company's best interest and the delegation is not prohibited by law, regulation or the NYSE Corporate Governance Standards.

Senior Leadership Participation in 2024 Committee Meetings

The President and CEO; EVP and CHRO; EVP, CFO, and Head of MIM; SVP, Global Compensation & Benefits; and SVP, HR Executive and Global Compensation, participate in meetings. Other senior leaders, including the EVP, CRO, and Head of MII; and EVP and CAO, are present when appropriate. Executive sessions of the Compensation Committee are held at all regular meetings.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Finance and Risk Committee

Chair



William E. Kennard
(Chair since January 2025)

Members





Carlos M. Gutierrez

Laura J. Hay
(since February 2024)





Diana L. McKenzie

Christian Mumenthaler
(effective May 2025)

Includes 2 Members Not Standing for Re-election at 2025 Annual Meeting:

- David L. Herzog *(Membership effective through May 1, 2025)*
- Edward J. Kelly, III *(Chair through December 2024)*

Independent Directors: 7

Meetings held in 2024: 7

Role and Key Responsibilities:

- oversees the Company's financial policies and strategies;
- reviews the Company's key financial and business metrics;
- oversees the Company's capital structure, plans and policies, including capital adequacy, dividend policies and share repurchases;
- oversees the Company's proposals on certain capital actions and other financial matters;
- reviews and monitors all aspects of the Company's capital and liquidity plans, actions, policies (including the guiding principles used to evaluate all proposed capital actions), targets and structure (including monitoring of capital and liquidity adequacy and of compliance with the Company's capital and liquidity plans);
- reviews proposals and reports concerning and, within the scope of the authority delegated to it by the Board, makes recommendations to the Board regarding, or provides approvals of, certain capital actions and other financial matters, consistent with the Company's capital and liquidity plans and applicable law;
- oversees the Company's assessment and management of material risks;
- oversees the Company's compliance responsibilities and activities; and
- in coordination with the Compensation Committee, oversees the appointment, retention, and performance of the CRO.

Other Independent Consultants and Advisors & Other Oversight Responsibilities

For information about the Finance and Risk Committee's oversight of the Company's independent consultants and advisors and other oversight responsibilities, see *Independent Oversight of Outside Consultants - Other Independent Consultants and Advisors* and *Board's Primary Role and Responsibilities*, respectively.

Delegation to Subcommittees

Under its charter, the Finance and Risk Committee may delegate to a subcommittee consisting of one or more Directors any portion of its duties and responsibilities, if it believes such delegation is in the Company's best interests and the delegation is not prohibited by law or regulation.

Senior Leadership Participation in 2024 Committee Meetings

The President and CEO; EVP, CFO, and Head of MIM; EVP, CRO, and Head of MII; EVP and Treasurer, Head of Investor Relations; EVP and Chief Auditor; EVP, CLO, and Head of Government Relations; and EVP, Corporate Development and M&A participate in meetings. Other senior leaders, including the Regional President, U.S. Business, and Head of MLH; EVP and CAO; and EVP, Chief Compliance Officer, are present when appropriate. Executive sessions of the Finance and Risk Committee, in which the Finance and Risk Committee meets privately with the EVP, CRO, and Head of MII are held at all regular meetings.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Governance and Corporate Responsibility Committee

Chair



Denise M. Morrison
(Chair since December 2019)

Members



Carla A. Harris



R. Glenn Hubbard



Jeh C. Johnson



Mark A. Weinberger

Includes 1 Member Not Standing for Re-election at 2025 Annual Meeting:

• Cheryl W. Grisé

Independent Directors: 6

Meetings held in 2024: 5

Role and Key Responsibilities:

- recommends to the Board (i) criteria for selecting qualified candidates for election to the Company's Board and (ii) policies and procedures regarding consideration of Director candidates recommended by shareholders;
- identifies individuals qualified to become members of the Board, consistent with the Board's established criteria and considering potential Director candidates recommended by the Company's management and shareholders in the same manner as nominees identified by the Committee;
- proposes candidates to be nominated for election as Directors at annual or special meetings of shareholders or to be elected by the Board to fill any Board vacancies;
- assesses, and advises the Board with respect to, the experiences, qualifications, attributes and skills of each Director candidate that the Board should consider in concluding whether the person should be nominated to serve as a Director;
- reviews the compensation and benefits of Non-Management Directors and recommends proposed changes to the non-management members of the Board;
- conducts an annual review of corporate governance guidelines and recommends proposed changes to the Board;
- annually reviews each Board committee charter in coordination with each such committee and recommends proposed changes to the Board;
- periodically reviews the size of the Board and its leadership structure and makes recommendations to the Board regarding any appropriate changes;
- ensures adequate Board processes to review succession plans for the CEO and the Company's other executive officers and Chief Actuary;
- oversees the evaluation of the Board, its committees and individual Directors and establishes the procedures by which the evaluations will be conducted;
- oversees the Company's policies concerning its corporate citizenship programs; and
- oversees the Company's efforts to manage its reputation and culture.

Independent Consultants & Other Oversight Responsibilities

For information about the Governance Committee's oversight of the Company's independent director compensation consultant, independent search firm consultant and other oversight responsibilities, see *Independent Oversight of Outside Consultants - Compensation Consultant, Independent Oversight of Outside Consultants - Search Firm Consultant,* and *Board's Primary Role and Responsibilities,* respectively.

Delegation to Subcommittees

Under its charter, the Governance Committee may delegate to a subcommittee consisting of one or more Directors any portion of its duties and responsibilities, if it believes such delegation is in the Company's best interest and the delegation is not prohibited by law, regulation or the NYSE Corporate Governance Standards.

Senior Leadership Participation in 2024 Committee Meetings

The President and CEO; and Corporate Secretary participates in meetings. Other senior leaders, including the EVP, Corporate Affairs; VP, Global Sustainability; VP, Corporate Giving and Employee Engagement Volunteerism and President, MetLife Foundation; and EVP and CHRO, are present when appropriate. Executive sessions of the Governance Committee are held at all regular meetings.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Investment Committee

Chair



Carla A. Harris
(Chair since January 2025)

Members

 

Carlos M. Gutierrez

R. Glenn Hubbard

 

William E. Kennard
(Chair through December 2024)

Denise M. Morrison



Christian Mumenthaler
(effective May 2025)

Independent Directors: 6

Meetings held in 2024: 5

Role and Key Responsibilities:

- oversees the management of the Company's investment activities;
- reviews management reports on the Company's investment activities and performance and on the conformity of those activities to authorizations and guidelines; and
- in coordination with the Finance and Risk Committee, oversees the management and mitigation of risks associated with the Company's investment portfolio.

Other Independent Consultants and Advisors & Oversight Responsibilities

For information about the Investment Committee's oversight of the Company's independent consultants and advisors and oversight responsibilities, see *Independent Oversight of Outside Consultants - Other Independent Consultants and Advisors* and *Board's Primary Role and Responsibilities*, respectively.

Delegation to Subcommittees

Under its charter, the Investment Committee may delegate to a subcommittee of one or more Directors any portion of its oversight responsibilities, if it believes such delegation is in the Company's best interest and the delegation is not prohibited by law or regulation.

Senior Leadership Participation in 2024 Committee Meetings

The EVP, CRO, and Head of MII; EVP, Global Public Fixed Income; EVP, Global Real Estate and Agriculture Investments; EVP, Chief Investment Officer MII; SVP, Investments Finance; SVP, Chief Counsel - Investments; and SVP, Chief Market Strategist, participate in meetings. Other senior leaders are present when appropriate. Executive sessions of the Investment Committee are held at all regular meetings.

Executive Committee

As previously noted, the Board also has an Executive Committee that is comprised of the President and CEO (who is a member of the Board and Chair of the Executive Committee), the Independent Chairman of the Board (as a member of the Executive Committee), and the Chair of each of the Principal Standing Committees (also as members of the Executive Committee). The Executive Committee did not meet in 2024. Its primary focus is to act for the full Board when it is not practical to convene a meeting of the full Board. The Executive Committee is authorized to exercise the powers and authority of the Board, as needed, and to the extent permitted by law.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Shareholder Engagement

46%[1]	**24%**[1]	**7%**[1]	✓
Investors and leading proxy advisory firms were **invited to meet to discuss issues important to them** for the 2025 proxy season.	Investors **participated in such meetings**.	The Independent Chairman of the Board led the discussion with one of the **Company's top institutional investors**.	Many shareholders who declined to meet indicated that they had **no concerns that merited discussion**.

[1] Percentage of total shares outstanding as of December 31, 2024. Excludes shares held by the MetLife Policyholder Trust (**PH Trust**).

The engagement team consisted of: (i) the Independent Chairman of the Board; (ii) the Corporate Secretary; (iii) the SVP, Executive Compensation; (iv) the Chief Sustainability Officer; (v) the VP, Investor Relations; and (vi) other members of management.

Topics Discussed and Feedback Incorporated

- MetLife's purpose and strategy
- Corporate governance including Board composition, refreshment, succession planning, and committee chair rotation
- Board, Committee, and Director evaluations
- Director skills matrix
- New Director onboarding
- Director education
- Board oversight of risk
- Shareholder rights and proxy access
- Executive compensation program review
- Goals and assessment of executive performance
- Sustainability strategy alignment with business objectives
- Sustainability support of stakeholders and Company, impact in key areas, and governance

Shareholders did not express concerns regarding the Company's sustainability strategy, executive compensation, Board composition or governance structure. Some shareholders expressed an interest in enhanced disclosure on the Director Competencies and their connections to the Committees and to the Company's business strategy. These enhancements are reflected in this Proxy Statement.

Engagement Cycle

JANUARY – APRIL
Before the Annual Meeting

- Corporate Secretary discusses shareholder proposal(s), if any, with proponent(s)
- Senior management and Directors (as necessary) discuss issues of corporate governance, compensation, sustainability (among others) with shareholders and leading proxy advisory firms
- Corporate Secretary reports on shareholder engagement and proposals to the Governance Committee; Committee Chair reports to the Board

APRIL – JUNE
Shareholder Voting Period

- Management discusses recommendations and governance ratings of proxy advisory firms with the Governance Committee
- Board makes shareholder voting recommendations to be included in the Company's proxy statement

JUNE
Annual Meeting

- Shareholders vote on ballot items and any other matters as may properly come before the meeting
- Meeting provides shareholders with a forum for direct engagement with management and the Board

JUNE – DECEMBER
After the Annual Meeting

- Management discusses voting results and new topics of interest for the upcoming year with the Governance Committee
- Governance Committee Chair reviews voting results and updates the Board on new topics
- Management informs Chair of the Governance Committee and the Chairman of the Board of shareholder proposal(s), if any

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Communications with the Company's Directors

The Board provides procedures through which shareholders may send written communications to individual Directors or to the full Board, and procedures through which interested parties may submit communications to the Non-Management Directors. In addition, the Audit Committee provides procedures through which interested parties may submit communications regarding accounting, internal accounting controls or auditing matters to the Audit Committee.

All written communications should be directed in care of the Corporate Secretary at MetLife, Inc., 200 Park Avenue, New York, New York 10166, who will forward such communication to the intended recipient. However, at the discretion of the Corporate Secretary, materials considered to be inappropriate, unsolicited advertisements, or promotional materials and invitations to conferences may not be forwarded. In addition, at the discretion of the Corporate Secretary, certain communications may be directed to a member of management.

Individual Directors or Full Board

- Written communications from security holders to individual Directors or to the full Board of Directors should state that the communication is from a MetLife security holder.

- The Corporate Secretary may require reasonable evidence that the communication or other submission is, in fact, from a MetLife security holder before transmitting it to the individual Director or to the full Board.

Non-Management Directors

- Written communications from interested parties to Non-Management Directors should specify that the communication is for the attention of the MetLife, Inc. Non-Management Directors.

Audit Committee

- Written communications from interested parties to the Audit Committee should specify that the communication is for the attention of the MetLife, Inc. Audit Committee.

- Interested parties may also transmit a communication to the Audit Committee by contacting the MetLife Ethics & Fraud HelpLine by telephone at 1-888-320-1671 or online at www.metlifehelpline.ethicspoint.com. Such individual must specify that the communication is for the attention of the MetLife, Inc. Audit Committee. Anonymous communications will be accepted.

Additional information is available on MetLife's website at www.metlife.com/about-us/corporate-governance by selecting "Corporate Conduct" and then selecting the applicable FAQs.

Procedures for Reviewing Related Person Transactions

The Company's written Related Person Transaction Policy sets forth procedures for the review, approval, or ratification of any arrangement, relationship, or other transaction in which the Company is or is proposed to be a participant and the amount involved exceeds $120,000, and in which any Director, Director nominee, executive officer of the Company, beneficial owner of more than 5% of any class of Company voting securities (**Beneficial Owner**) and/or any of their immediate family members (collectively, **Related Persons**) had, has or will have a direct or indirect material interest (**Related Person Transactions**).

Related Person Transactions may include:

- Legal, investment banking, consulting, or management services provided to the Company by a Related Person or an entity with which the Related Person is affiliated;

- Sales, purchases, and leases of real or personal property between the Company and a Related Person or an entity with which the Related Person is affiliated;

- Investments by the Company in an entity with which a Related Person is affiliated or by such entity in the Company, except where the Related Person has no material interest;

- Contributions by the Company to a civic or charitable organization for which a Related Person serves as an executive officer; and

- Indebtedness or guarantees of indebtedness involving the Company and a Related Person or an entity with which the Related Person is affiliated.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Under the procedures, Directors, Director nominees, executive officers of the Company, and Beneficial Owners are required to report any material interest that such person or their immediate family member has in a Related Person Transaction in writing to the Corporate Secretary, who will notify the Chair of the Governance Committee. The Governance Committee reviews, approves, or ratifies Related Person Transactions. A vote of a majority of disinterested Directors of the Governance Committee is required to approve or ratify a Related Person Transaction.

The Governance Committee will approve a Related Person Transaction if it determines, in its business judgment and based on the review of the available information, that such transaction is fair and reasonable to the Company and is consistent with the Company's best interests, taking into account factors including: the business purpose of the transaction and the potential benefits to the Company; the materiality of the transaction to the Company; whether the transaction was proposed and considered in accordance with the Company's ordinary business practices, and whether its terms are fair to the Company, at arm's length and at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties; any required public disclosure; any impact on Director independence; whether the transaction is consistent with applicable codes of conduct of the Company; and any other information that would be material to investors.

If a transaction is not approved or ratified, the matter may be referred to legal counsel for further review and consultation regarding possible further action, including potential recommendations to terminate the transaction if not yet entered into or, for an existing transaction, rescinding the transaction or modifying it in a manner that would allow it to be ratified or approved in accordance with the procedures.

Related Person Transactions

The Company routinely engages in arrangements, relationships, and other transactions with many other entities, including financial institutions and professional organizations. Some Related Persons may be affiliated with these entities. The Company carries out arrangements, relationships, and other transactions with these entities on an arm's-length basis on customary terms and conditions, and, in many instances, the relevant Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2024, there are no Related Person Transactions requiring disclosure under Regulation S-K item 404.

Compensation Committee Interlocks and Insider Participation

No Compensation Committee member has ever been an officer or employee of the Company or any of its subsidiaries. During 2024, no MetLife executive officer served as a Director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity where one of the executive officers of that other entity is or has been a Director or a member of the Compensation Committee.

Codes of Conduct

Directors' Code of Business Ethics **Code of Business Ethics (for Employees)**	• The Company adopted the Directors' Code of Business Ethics, which is applicable to all Directors, including the CEO who is a member of the Board, and the Code of Business Ethics, which applies to all employees, including the CEO, CFO, and Chief Accounting Officer • Current, printable versions of the Directors' Code of Business Ethics and the Code of Business Ethics for MetLife employees are available on the Company's website by going to www.metlife.com/about-us/corporate-governance/corporate-conduct and selecting "Codes of Conduct" under "Reports"
Financial Management Code of Business Ethics	• The Company adopted the MetLife Financial Management Code of Business Ethics, a "code of ethics" as defined under the rules of the SEC, that applies to the CEO, CFO, CAO, and all professionals in finance and finance-related departments • A current, printable version of the Financial Management Code of Business Ethics is available on the Company's website by going to www.metlife.com/about-us/corporate-governance/corporate-conduct and selecting "Codes of Conduct" under "Reports"

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Indemnity Plan

The By-Laws provide for the Company to indemnify, and advance expenses (including attorneys' fees) to a person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because the person is or was or has agreed to become a Director, if the Director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, the Company's Director indemnity plan affirms that a Director's rights to this indemnification and expense advancement are contract rights. The indemnity plan also provides for expenses to be advanced to former Directors on the same basis as they are advanced to current Directors. Any amendment or repeal of the rights provided under the indemnity plan would be prospective only and would not affect a Director's rights with respect to events that have already occurred.

Insider Trading Prohibited

The Directors' Code of Business Ethics and the MetLife Code of Business Ethics prohibit Directors and Company employees, respectively, from trading securities while aware of material non-public information about MetLife or other companies. In addition, a Director or Company employee who is aware of material non-public information is prohibited from communicating such information to third parties who may act on such information by buying or selling MetLife or other securities ("tipping"). Advising others to buy or sell securities of MetLife or other securities, while aware of material non-public information, is also prohibited even if the material non-public information is not shared. Current, printable versions of the Directors' Code of Business Ethics and the MetLife Code of Business Ethics can be found on the Company's website by going to www.metlife.com/about-us/corporate-governance/corporate-conduct and selecting "Codes of Conduct" under "Reports."

The Company has also adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by directors and all employees of the Company. The Company's insider trading policy also includes provisions relating to the Company engaging in purchases, sales or other transactions involving its securities. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and any listing standards applicable to the Company. A copy of MetLife's Insider Trading policy was filed as Exhibit 19.1 to its 2024 Form 10-K.

Hedging and Pledging Prohibited

MetLife's Insider Trading Policy prohibits Directors and Company employees, including officers, from engaging in short sales, hedging, trading in put and call options, and other transactions involving speculation with respect to MetLife's securities, whether paid to them as compensation or otherwise. MetLife's Insider Trading Policy also prohibits Directors and Company employees, including officers, from pledging any MetLife securities (i.e., creating any form of pledge, security interest, deposit, or lien, or holding of securities in a margin account, or any other arrangement that entitles a third party to foreclose against or sell the securities). These policies are intended to prevent a misalignment of interests with Company shareholders and the appearance of such misalignment.

Director Share Ownership Guidelines

The Board believes that Non-Management Directors should have a meaningful personal investment in the Company. The number of shares of MetLife common stock or other MetLife common stock-based holdings that each Non-Management Director owns, multiplied by the current stock price, should have an aggregate value equal to at least five times the cash component of such Non-Management Director's annual retainer then in effect. There is currently no minimum time frame for meeting this guideline; however, MetLife expects Non-Management Directors to retain net shares of MetLife common stock or other MetLife common stock-based holdings acquired through Director compensation distributions in a quantity sufficient to meet this ownership guideline.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Director Compensation in 2024

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Cheryl W. Grisé[4]	180,000	175,104	1,640	356,744
Carlos M. Gutierrez	150,000	175,104	1,640	326,744
Carla L. Harris	150,000	175,104	1,640	326,744
Gerald L. Hassell[5]	75,000	87,549	848	163,397
Laura J. Hay[5]	126,511	147,717	1,508	275,736
David L. Herzog[4]	190,000	175,104	1,640	366,744
R. Glenn Hubbard, Ph.D.[4]	275,000	300,148	1,640	576,788
Jeh C. Johnson	150,000	175,104	1,640	326,744
Edward J. Kelly, III[4]	190,000	175,104	1,640	366,744
William E. Kennard[4]	175,000	175,104	1,640	351,744
Catherine R. Kinney[5]	75,000	87,549	5,848	168,397
Diana L. McKenzie	150,000	175,104	1,640	326,744
Denise M. Morrison[4]	175,000	175,104	1,640	351,744
Mark A. Weinberger	150,000	175,104	1,640	326,744

1. The Directors included in this table, and the discussion pertaining to it, are limited to the Non-Management Directors who served during 2024. Mr. Gerald L. Hassell, Ms. Laura J. Hay, and Ms. Catherine R. Kinney, who served for a portion of 2024, received pro-rata amounts. Mr. Khalaf was compensated as an employee for 2024, and received no compensation for his service as a Director. For information about compensation for Mr. Khalaf for 2024, see the *Summary Compensation Table* and the accompanying discussion.

2. The reported dollar amounts in the table below are the grant date fair value of such Stock Awards as computed for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (**ASC 718**). The grant date fair value is the number of shares granted multiplied by the NYSE closing price of a share on the grant date.

	Grant Date Fair Value of Stock Awards ($)			
Grant Date	R. Glenn Hubbard, Ph.D.	Catherine R. Kinney and Gerald L. Hassell[a]	Laura J. Hay	Each Other Non-Management Director
January 2, 2024	75,028	43,777	—	43,778
February 27, 2024	—	—	16,391	—
April 1, 2024	75,016	43,772	43,772	43,772
June 18, 2024	75,030	—	43,802	43,802
October 1, 2024	75,074	—	43,752	43,752

a. Mr. Gerald L. Hassell and Ms. Catherine R. Kinney, who served for a portion of 2024, received grants of Stock Awards on January 2, 2024 and April 1, 2024.

3. The following table provides information on the All Other Compensation column items applicable to all Non-Management Directors:

	Value ($)
Life Insurance[a]	1,584
Business Travel Insurance[b]	56
Charitable Matching Gifts Program[c]	5,000

a. Premiums paid by MetLife for group life insurance coverage valued at $200,000 for each Non-Management Director who served the entirety of 2024. A pro rata premium was paid by MetLife for those Directors who served for a portion of 2024, including Ms. Laura J. Hay ($1,452), Mr. Gerald L. Hassell ($792) and Ms. Catherine R. Kinney ($792).

b. MetLife's pre-tax cost for each Non-Management Director's business travel accident insurance coverage for MetLife business travel.

c. May include contributions matched by the MetLife Foundation in 2024 to colleges and universities in the U.S. under the Company's matching gifts program. The MetLife Foundation provides up to $5,000 annually to match contributions by an active employee or Director to colleges and universities. All currently active full-time and part-time employees within the MetLife family of companies and Directors are eligible to participate in the program. In 2024, the MetLife Foundation matched maximum contributions made by Ms. Catherine R. Kinney.

4. During 2024, Mr. Herzog served as Audit Committee Chair, Ms. Grisé served as Compensation Committee Chair, Mr. Kelly served as Finance and Risk Committee Chair, Ms. Morrison served as Governance and Corporate Responsibility Committee Chair, Ambassador Kennard served as Investment Committee Chair, and Dr. Hubbard served as independent Chairman of the Board. Each received additional net cash retainer fees, prorated by period as applicable, as described under the "*Retainer*" table.

5. Ms. Laura J. Hay joined the Board on February 27, 2024. Mr. Gerald L. Hassell and Ms. Catherine R. Kinney both retired from the Board on June 18, 2024.

Table of Contents

| Proxy Summary | **Election of Directors** | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

Overview

The Governance Committee is responsible for reviewing the compensation and benefits of the Non-Management Directors and recommending any changes to the Board. No Director who is a member of management may determine or recommend the amount or form of Non-Management Director compensation. In 2024, Meridian provided the Governance Committee with an analysis of the competitiveness of the compensation program for Non-Management Directors, market observations, and relevant compensation trends. Meridian's analysis was based on the same Comparator Group that the Compensation Committee used for executive officer compensation, as described in the *Compensation Discussion and Analysis.*

The following table provides an overview of the compensation structure for Non-Management Directors recommended by the Governance Committee, and approved by the Non-Management Directors, in 2023:

Retainer	Amount ($)
Board (cash)[1]	150,000
Board (value of fully vested shares)[1,2]	175,000
Chairman of the Board (cash)	125,000
Chairman of the Board (value of fully vested shares)[2]	125,000
Chair of the Audit Committee (cash)	40,000
Chair of the Compensation Committee (cash)	30,000
Chair of the Finance and Risk Committee (cash)	40,000
Chair of the Governance and Corporate Responsibility Committee (cash)	25,000
Chair of the Investment Committee (cash)	25,000

[1] Ms. Laura J. Hay, who joined the Board on February 27, 2024, received a pro-rata board retainer. Mr. Gerald L. Hassell and Ms. Catherine R. Kinney both retired from the Board on June 18, 2024, and received pro-rata board retainer.

[2] The equity portion is rounded up to the nearest whole number of shares on payment.

All retainers are payable in four equal installments on the first business day of each installment period and in advance of service for such period. No separate fees for Board or Committee meeting attendance are provided to Non-Management Directors. No individual who served on both the Board and on the Board of Metropolitan Life, and corresponding committees, was paid additional compensation for concurrent service. Directors who are employees of the Company or its subsidiaries do not receive retainers for their service on the Board.

The MetLife, Inc. 2015 Non-Management Director Stock Compensation Plan (the **2015 Director Plan**), which was approved by the Company's shareholders in 2014, authorizes the Company to issue shares in payment of the equity portion of a Non-Management Director retainer. Share awards granted under the 2015 Director Plan to the Non-Management Directors as part of their retainer vest and become deliverable immediately upon their grant. As a result, no share awards were outstanding for any of the Non-Management Directors as of December 31, 2024. None of the Non-Management Directors had any outstanding and unexercised Stock Options as of December 31, 2024.

In 2024, the Board terminated the 2015 Director Plan, effective December 31, 2024. The termination was contingent on shareholder approval of the MetLife, Inc. 2025 Stock and Incentive Compensation Plan, effective January 1, 2025 (the **2025 Plan**). Like the 2015 Director Plan, the 2025 Plan, among other things, authorizes the Company to issue shares in payment of the equity portion of a Non-Management Director retainer.

Some Non-Management Directors have chosen to defer the receipt of all or part of their retainer fees under the MetLife Non-Management Director Deferred Compensation Plan. Each Director chooses in advance to receive deferrals either at a later specified date or when ceasing to serve as a Director. MetLife credits any deferred shares, compensation payable in shares of MetLife, Inc. common stock, the receipt of which the recipient has deferred (**Deferred Shares**), with imputed reinvested dividends at times and rates it pays dividends on shares.

Table of Contents

Proxy Summary | Election of Directors | **Audit Matters** | Executive Compensation | Security Ownership Information | Other Information | Appendices

02

Ratification of Appointment of Deloitte & Touche LLP as the Company's Independent Auditor for 2025

 The Audit Committee and Board of Directors recommend that you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as MetLife's independent auditor for the fiscal year ending December 31, 2025.

The Audit Committee appointed Deloitte & Touche LLP (**Deloitte**) as the Company's independent registered public accounting firm and independent auditor for the fiscal year ending December 31, 2025. Deloitte's long-term knowledge of the MetLife group of companies, combined with its insurance industry expertise and global presence, has enabled it to carry out audits of the Company's consolidated financial statements with effectiveness and efficiency. The members of the Audit Committee believe that the continued retention of Deloitte to serve as the Company's independent auditor is in the best interests of the Company and its shareholders and, therefore, recommend to shareholders that they ratify Deloitte's appointment.

If the shareholders do not ratify Deloitte's appointment, the Audit Committee will reconsider its decision and may continue to retain Deloitte. If the shareholders ratify Deloitte's appointment, the Audit Committee continues to have the authority to and may change such appointment at any time during the year. The Audit Committee will make its determination regarding such retention or change in light of the best interests of MetLife and its shareholders.

In considering Deloitte's appointment and Deloitte's fees for audit and permitted non-audit services, the Audit Committee engages in an annual assessment of the independent registered public accounting firm, which includes having Internal Audit perform an independent assessment on behalf of the Audit Committee, to conclude whether the retention of the firm is in the best interests of the company and its shareholders. The Audit Committee considers a number of factors, including:

- Deloitte's status as a registered public accounting firm with the Public Company Accounting Oversight Board (United States) (**PCAOB**) as required by the Sarbanes-Oxley Act of 2002 (**Sarbanes-Oxley**) and the Rules of the PCAOB;

- Deloitte's independence and its processes for monitoring and maintaining its independence;

- Deloitte's report describing the firm's internal quality control procedures and the results of recent reviews of the firm's quality control system including any independent review;

- the professional qualifications and experience of key members of the engagement team, including the lead audit partner, for the audit of the Company's consolidated financial statements;

- Deloitte's depth of understanding of MetLife's global businesses, accounting policies and practices and internal control over financial reporting;

- Deloitte's global footprint and its alignment with MetLife's worldwide business activities;

- Deloitte's performance during its engagement for the fiscal year ended December 31, 2024;

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- the quality of Deloitte's communications with the Audit Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit, and the consistency of such communications with applicable auditing standards;
- Deloitte's approach to resolving significant accounting and auditing matters, including consultation with the firm's national office;
- Deloitte's reputation for integrity and competence in the fields of accounting and auditing; and
- the appropriateness of Deloitte's fees for audit and non-audit services.

Deloitte has served as the Company's independent auditor since 1999, and as auditor of Company affiliates since at least 1968. Under current legal requirements, the lead or concurring audit partner for the Company may not serve in that role for more than five consecutive fiscal years, and the Audit Committee ensures the regular rotation of the audit engagement team partners as required by law. The Chair of the Audit Committee, together with other members of the Audit Committee and Company management, is actively involved in the selection process for the lead and concurring partners.

Representatives of Deloitte will attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

The Audit Committee and Board of Directors recommend that you vote FOR the ratification of the appointment of Deloitte & Touche LLP as MetLife's independent auditor for the fiscal year ending December 31, 2025.

60 MetLife

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Independent Auditor's Fees for 2024 and 2023

The Audit Committee approves Deloitte's audit and non-audit services in advance as required under Sarbanes-Oxley and SEC rules. Before the commencement of each fiscal year, the Audit Committee appoints the independent auditor to perform pre-approved audit services and pre-approved audit related, tax and other permitted non-audit services that the Company expects to be performed for the fiscal year. The Audit Committee or a designated member of the Audit Committee to whom authority has been delegated may, from time to time, pre-approve additional audit and non-audit services to be performed by the Company's independent auditor. Any pre-approval of services between Audit Committee meetings must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee is responsible for approving fees for the audit and for any audit-related, tax or other permitted non-audit services. If the audit, audit-related, tax, and other permitted non-audit fees for a particular period or service exceed the amounts previously approved, the Audit Committee determines whether or not to approve the additional fees. The Audit Committee requests management and Deloitte to continually strive to optimize value through greater audit efficiency and effectiveness, without impacting quality. They review the services provided against a broad spectrum of cost, speed and quality benchmarks.

The following table presents fees for professional services rendered by Deloitte for the audit of the annual consolidated financial statements of MetLife, Inc. and its subsidiaries and affiliates, audit-related services, tax services, and all other services for the years ended December 31, 2024 and 2023. All fees shown in the table were related to services that were approved by the Audit Committee.

The fees that the Company incurs for audit, audit-related, tax, and other professional services reflect the complexity and scope of the Company's operations, including:

- operations of the Company's subsidiaries and branches in multiple, global jurisdictions (approximately 40 markets in 2024);

- the complex, often overlapping regulations to which the Company and its subsidiaries are subject in each of those jurisdictions;

- the operating health, insurance, and reinsurance companies' responsibility for preparing audited consolidated financial statements; and

- the applicability of SEC reporting requirements to one of the Company's operating insurance subsidiaries, which is an SEC registrant.

The Audit Committee advised the Board that, in its opinion, the non-audit services rendered by Deloitte during the most recent fiscal year are compatible with Deloitte's maintaining its independence.

(in millions)	2024 ($)	2023 ($)
Audit Fees[1]	60.2	59.4
Audit-Related Fees[2]	5.4	5.4
Tax Fees[3]	4.9	4.3
All Other Fees[4]	1.4	0.1
Total	71.9	69.2

[1] Fees for services to perform an audit or review in accordance with auditing standards of the PCAOB and services that generally only the Company's independent auditor can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

[2] Fees for assurance and related services, such as merger and acquisition due diligence requests, consultation services on internal control matters, and attestation services related to internal control over financial reporting, including System and Organization Control (SOC) audit reports, as mandated by Statement on Standards for Attestation Engagements No. 18 (SSAE 18), as well as compliance reports and employee benefit plan audits.

[3] Fees for tax compliance, consultation, and planning services. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds and tax payment planning services. Tax consultation and tax planning encompass a diverse range of advisory services, including assistance in connection with tax audits and filing appeals, transfer pricing, tax advice related to mergers, acquisitions and divestitures, advice related to employee benefit plans and requests for rulings or technical advice from taxing authorities. Tax compliance and tax preparation fees totaled $3.0 million and $2.5 million in 2024 and 2023, respectively. Tax advisory fees totaled $1.9 million and $1.8 million in 2024 and 2023, respectively.

[4] Fees for other types of permitted services including consulting, financial advisory services and actuarial services.

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Audit Committee Report

This report (this **Report**) is submitted by the Audit Committee of the Board of Directors of MetLife, Inc. (**MetLife** or the **Company**). No portion of this Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the **Securities Act**), or the Securities Exchange Act of 1934, as amended (the **Exchange Act**), through any general statement incorporating by reference in its entirety the proxy statement in which this Report appears, except to the extent that the Company specifically incorporates this Report or a portion of it by reference. In addition, this Report shall not be deemed to be "soliciting material" or to be "filed" under either the Securities Act or the Exchange Act.

The Audit Committee currently consists of seven Independent Directors. The Board of Directors has determined that all seven Audit Committee members satisfy the independence standards of the Securities and Exchange Commission (**SEC**) and the New York Stock Exchange (**NYSE**). The Board of Directors has also determined that all seven Audit Committee members are financially literate in accordance with NYSE listing requirements, and that the following four qualify as "audit committee financial experts" as defined by SEC rules: Laura J. Hay, David L. Herzog, Edward J. Kelly, III, and Mark A. Weinberger.

The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of its financial statements, the adequacy of the Company's internal control over financial reporting, and the integrity of the Company's financial statements. The Audit Committee also oversees the qualifications and independence of the Company's independent auditor, the appointment, retention, performance and fees of the Company's independent auditor and the performance of the internal audit function, as well as the Company's compliance with legal and regulatory requirements that apply to matters within the scope of the Audit Committee's responsibilities. More information on the Audit Committee and its qualifications and responsibilities is included elsewhere in the proxy statement and in the Audit Committee Charter on the Company's website at www.metlife.com/about-us/corporate-governance.

Management is responsible for the preparation of MetLife's consolidated financial statements and the reporting process. Management is also responsible for designing internal control over financial reporting to assure compliance with accounting standards and applicable laws and regulations, and for the annual assessment, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of internal control over financial reporting.

Deloitte & Touche LLP (**Deloitte**), as MetLife's independent auditor, is responsible for auditing MetLife's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (**PCAOB**). Deloitte has discussed with the Audit Committee the matters required to be discussed by the independent auditor with the Audit Committee under the rules adopted by the PCAOB and under Rule 2-07 of Regulation S-X promulgated by the SEC.

Deloitte has also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte its independence from MetLife.

The Audit Committee has discussed with and received regular status reports from management, MetLife's Chief Auditor and Deloitte on the overall scope and plans for their audits of MetLife, including their scope and plans for evaluating the effectiveness of internal control over financial reporting. The Audit Committee meets with the Company's Chief Auditor and Deloitte, with and without management present, to discuss the results of their respective audits, in addition to private meetings with the Chief Financial Officer, Chief Risk Officer, and General Counsel.

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The Audit Committee reviewed the report of management's assessment of the effectiveness of internal control over financial reporting contained in the Company's 2024 Annual Report on Form 10-K (the **2024 Form 10-K**), which has been filed with the SEC. The Audit Committee also reviewed Deloitte's report regarding its audit of the effectiveness of the Company's internal control over financial reporting, in which Deloitte expressed an unqualified opinion on the Company's internal control over financial reporting as of December 31, 2024. The Audit Committee reviewed and discussed with management, and with Deloitte, MetLife's audited financial statements for the year ended December 31, 2024 and Deloitte's Report of Independent Registered Public Accounting Firm dated February 20, 2025 regarding the 2024 audited consolidated financial statements included in the 2024 Form 10-K. In reliance upon the reviews and discussions with management and Deloitte described in this Report, and the Board of Directors' receipt of the Deloitte report, the Audit Committee recommended to the Board that MetLife's 2024 audited consolidated financial statements be included in the 2024 Form 10-K.

Respectfully,

The Audit Committee:

Laura J. Hay, Chair
Cheryl W. Grisé
David L. Herzog
Jeh C. Johnson
Edward J. Kelly, III
Diana L. McKenzie
Mark A. Weinberger

April 21, 2025





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03

Advisory (Non-binding) Vote to Approve the Compensation Paid to the Company's Named Executive Officers

The Board of Directors recommends that you vote **FOR** this proposal: "**RESOLVED**, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**."

In accordance with Section 14A of the Exchange Act, this proposal will give shareholders the opportunity to approve, or not approve on a non-binding advisory basis, the Company's executive compensation program, and the resulting compensation for the individuals listed in the *Summary Compensation Table* (the **Named Executive Officers** or **NEOs**), as described in this Proxy Statement.

The *Compensation Discussion and Analysis* summarizes our executive compensation program. The Compensation Committee and Board's actions aligned each NEO's pay with individual and Company performance for 2024.

The Compensation Committee will take into account the outcome of the vote when considering future compensation arrangements, including those for the executive officers. Because the vote is advisory, the result will not be binding on the Compensation Committee and it will not affect, limit, or augment any existing compensation or awards.

The Board has approved an annual frequency for shareholder votes to approve executive compensation. As a result, the Company currently expects to hold the next such vote at the Company's 2026 Annual Meeting.

The Compensation Committee and Board of Directors believe that the Company's compensation programs and policies, and the compensation of the NEOs, promote the Company's business objectives, with appropriate compensation delivered in appropriate forms. See the *Compensation Discussion and Analysis*.

Accordingly, the Board of Directors recommends that you vote FOR this proposal.

64 MetLife

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Compensation Committee Report

This report is furnished by the Compensation Committee of the Board of Directors of MetLife, Inc. (the **Company**). The Compensation Committee has reviewed and discussed with management the *Compensation Discussion and Analysis* in the Company's 2025 Proxy Statement and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that such Compensation Discussion and Analysis be included in the 2025 Proxy Statement.

No portion of this Compensation Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the **Securities Act**), or the Securities Exchange Act of 1934, as amended (the **Exchange Act**), through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or to be "filed" under either the Securities Act or the Exchange Act.

Respectfully,

The Compensation Committee:

Mark A. Weinberger, Chair
Cheryl W. Grisé
David L. Herzog
Edward J. Kelly, III
Diana L. McKenzie
Denise M. Morrison

April 22, 2025

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Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes the objectives and policies underlying MetLife's executive compensation program for the Named Executive Officers and the rest of the executive officers of MetLife. It also describes the key factors that the Compensation Committee (referred to as the **Committee** in this discussion) considered in determining the compensation of the CEO and other executive officers.

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Key Highlights

MetLife's compensation design continues to align its executives and other senior management with the creation of shareholder value. The vast majority of MetLife's Named Executive Officers' Total Compensation depends directly on share value and performance, and 70% of the stock-based LTI granted depends on performance against Business Plan financial goals - Adjusted ROE and TSR relative to peers.

Named Executive Officers Total Compensation Mix for 2024

Total Compensation comprises base salary earned, AVIP awards for 2024 performance, and grant date face value of LTI granted in 2025.



10%	25%	65%
	90%	

- ■ Fixed Salary
- ■ Annual Cash Incentive
- ■ LTI (vests over three years; realized value may differ)
- ■ Variable (performance-based)

MetLife's Compensation Committee Continued to Link Pay and Performance by:

✔ considering the Company's successful financial performance and achievements on Next Horizon commitments — as well as individual executive performance and shared goals in determining compensation actions for 2024.

✔ approving funding for the AVIP based on the Company's **2024 Adjusted Earnings performance and other plan factors,** as described in *Annual Incentive Awards*.

✔ approving the settlement of 2022-2024 Performance Shares to reflect performance on **Adjusted ROE** versus the Business Plan goal and **TSR** relative to peers as described in *Stock-Based Long-Term Incentives*.

✔ maintaining the portion of new LTI granted in Performance Shares at 70% of the total award value to foster executive alignment with shareholders; consistent with prior awards, the performance metrics for Performance Shares are three-year TSR performance relative to peers and three-year Adjusted ROE against the Business Plan goals.

✔ incorporating sound risk management through appropriate financial metrics, non-formulaic awards, compensation risk mitigators, and CRO program review.

✔ using executive compensation practices with strong risk-mitigation and corporate governance features, as shown in *Key Features of MetLife's Executive Compensation Program*.

Key highlights of performance the Compensation Committee considered when making Total Compensation decisions for the NEOs, and how it aligned those decisions with performance, are described in *Highlights of Executive Performance and Compensation* and *Aspects of Executive Performance*.

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Overview of Compensation Program

The Company maintained its pay-for-performance practices in 2024. Total Compensation for the Named Executive Officers for 2024 was primarily variable and dependent on performance. The Named Executive Officers are the individuals listed in the *Summary Compensation Table*.

MetLife uses a competitive Total Compensation framework that consists of base salary, annual incentive awards, and LTI opportunities. The Compensation Committee considers and recommends the amount of these three elements. It submits its recommendations for the Company's CEO for approval by the Independent Directors, and for each of the other executive officers for approval by the Board of Directors. For purposes of this discussion and MetLife's compensation program, Total Compensation for an executive officer includes only these three elements. Other items such as sign-on payments are endorsed by the Committee and are included in the Summary Compensation Table when applicable but excluded from descriptions of Total Compensation and described separately, as appropriate.

The Committee's Total Compensation recommendations are driven by performance. Each executive officer's Total Compensation reflects the Committee's assessment of the Company's and the executive's performance as well as competitive market data based on peer or broader market compensation comparisons. Decisions on the award or payment amount of one element of Total Compensation impact the decisions on the amount of other elements. The Committee's Total Compensation approach means that it does not structure particular elements of Total Compensation to relate to separate individual goals or performance.

The Committee allocates a greater portion of the executive officers' Total Compensation to variable components that depend on performance or on the value of shares than to the fixed component. It also allocates a greater portion of the executive officers' variable compensation to share-based LTI than it allocates to annual cash incentives. Given this mix of pay and other features of MetLife's compensation program, executive officers' interests are aligned with those of shareholders. The Company's share ownership guidelines further align executives' interests with those of shareholders and reinforce the focus on long-term shareholder value.

The Committee also reviews annually the Company's other compensation and benefit programs, such as retirement benefits and potential termination payments that would be made if an executive officer's employment were to end. However, benefits such as retirement and medical programs do not impact Total Compensation decisions since they apply to substantially all employees.

The Committee's independent executive compensation consultant, Meridian, assisted in the design and review of the Company's compensation program. For more information on the role of Meridian regarding the Company's executive compensation program, see Compensation Committee in *Compensation Consultant and Other Advisors*.

Generally, the forms of compensation and benefits provided to executive officers in the United States are similar to those provided to other U.S.-based officer-level employees. None of the executive officers based in the United States is a party to any agreement with the Company that governs the executive's employment.

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2024 Executive Compensation Program Review

In 2024, in preparation for the Company's New Frontier strategy for 2025, MetLife conducted a comprehensive and detailed review of all elements of its executive compensation program to ensure it continues to be fit for its purpose to deliver on the strategy. The review leveraged insights from external consultants who advised management, and the Committee's independent advisors, to review contemporary and emerging best practices, enhance alignment with the New Frontier strategy, and ensure continued good governance standards and market competitiveness.

As an outcome of this extensive review, the Committee reviewed and approved the following updates:

- **Update the compensation Comparator Group**: Added Chubb as a complex, global, insurance company relevant to MetLife's consideration of competition for executive talent. Removed HSBC which, as a non-insurance company listed outside of North America, had a notably different pay model that was less relevant for MetLife going forward. The review confirmed that the overall composition of the Comparator Group including insurance, banking, and broader financial services firms continues to appropriately reflect competitors for executive talent.

- **Sunset stock option grants**: Enhanced alignment with contemporary market practice, and considering input from some of MetLife's largest investors, the Committee decided to cease granting stock options to any employees. The new LTI grant mix approved by the Board for the executive officers in February 2025 consisted of 70% Performance Shares consistent with last year's grants, and 30% Restricted Stock Units (previously 15% Restricted Stock Units and 15% Stock Options). The new mix preserves the predominantly performance-vested weighting to LTI awards. There is no impact to options granted in prior years.

- **Refine the AVIP funding corridor around target:** Continued the current +/-3% corridor around the AVIP performance target to align with MetLife's pay for performance and risk management philosophy. The 1:1 ratio of performance to funding within the corridor has been updated for the 2025 performance year to 1.0 – 1.5 – 2.0 within corridor to smooth the performance/funding relationship.

In connection to AVIP, to facilitate prudent risk management the Company calculates Adjusted Earnings for AVIP purposes to eliminate the impact (if any) of Variable Investment Income (VII) on an after-tax basis that is higher or lower than the Business Plan goal by more than +/-10%. The VII "collar" was implemented in 2009 as a core design element of the Adjusted Earnings funding mechanism to help avoid excessive rewards or penalties due to volatile returns on certain investments particular to the life insurance industry, thus enhancing risk management. The VII collar feature was reviewed and confirmed as part of the 2024 review.

As part of the review MetLife tested other potential VII collar parameters and found no material difference in outcomes. Since its 2009 inception, the VII collar applied in all but one year (15 of 16 years); more often than not (9 of 15 years, or 60% of the time) it reduced Adjusted Earnings for AVIP purposes, which reduced total AVIP funding. In most years the adjustments were modestly above or below the collar; the largest impacts occurred during significant external events (e.g., the financial crisis in the early years and with the global pandemic in recent years) which aligns with the intent of the guardrails.

While the most recent three years have resulted in positive adjustments to AVIP Adjusted Earnings due to VII, the $341 million for 2024 was less than 2023. VII performance the prior four years resulted in decreases to AVIP funding, for example with performance year 2021 reflecting a $3,157 million reduction to Adjusted Earnings for AVIP purposes. The adjustment for performance year 2024 contributed to final AVIP funding being modestly positive at 101.4% of Business Plan target.

The 2024 review of this core feature confirmed the VII collar is working as intended as a risk mitigant:

- it serves 27,200 AVIP participants and accounts for investment strategies particular to the insurance industry including decisions made years earlier;

- it facilitates ensuring that AVIP funding reflects performance beyond extreme volatility - negative as well as positive - in investment returns; and it makes funding less volatile thus supporting talent retention at all levels.

- It is applied symmetrically in that the collar extends an equal 10% above and below the Business Plan goal. Adjustments to Adjusted Earnings for AVIP purposes due to VII are applied – in either direction – based on straightforward calculations without application of judgment required.

The Committee and their independent advisors concluded that the VII collar has been performing as intended and thus it continues to be a core feature of the AVIP funding design. See *Annual Incentive Awards*.

In addition to the above, the Committee's comprehensive assessment included reviewing and confirming all other elements of the executive compensation program including the core principles of its philosophy, the approach to base salary and total compensation management, goal setting and performance assessment, the performance metrics and funding scales of both AVIP and LTI, the TSR peer group, and the limited executive perquisites, including severance. In terms of benefits, MetLife executives continue to have the same benefits as similarly situated employees per standard policies.

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01

How did we perform?

MetLife's Strategy

MetLife achieved its Next Horizon goals and is committed to meeting its New Frontier goals. See *Next Horizon Strategy (2020-2024)* and *New Frontier Strategy (2025-2029)* in the Proxy Summary for details.

Highlights of Business Results

Next Horizon

The year 2024 marks the successful conclusion of our five-year Next Horizon strategy. Despite a global pandemic, a short-lived banking crisis, and a volatile interest rate environment, MetLife delivered on all of our Next Horizon financial commitments including Adjusted ROE, distributable free cash flow, and operating leverage.

Beat all of our Next Horizon Commitments

Accretive Returns	Strong Free Cash Flows	Positive Operating Leverage
Deliver **12 - 14%** Adjusted ROE[1]	Generate **~$20 Billion** of distributable cash[2] over 5 years	Create **~$1 Billion** additional capacity to accelerate growth over 5 years
15.2%[3]	**$20.7 Billion**	**$1.2 Billion**
Fiscal Year 2024	2020 - 2024	2020 - 2024

[1] Excluding total notable items. Next Horizon target of 12-14%, communicated at 2019 Investor Day, was updated to 13-15% in the fourth quarter 2022 earnings call.

[2] Represents free cash flow of all holding companies.

[3] Beginning with fourth quarter and full year 2024 results and going forward, "adjusted ROE" refers to return on equity, excluding accumulated other comprehensive income other than foreign currency translation adjustments and certain ceded reinsurance-related embedded derivatives.

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2024 Business Results

MetLife executed effectively in a challenging macroeconomic environment while maintaining strong fundamentals across its diverse set of businesses.

Key Accomplishments

Delivered on key financial commitments

- Core Adjusted ROE of 15.2%, above the target range of 13-15%
- Average 2023 / 2024 Core Free Cash Flow Ratio totaled 72%, within target range of 65% to 75%
- Core Direct Expense Ratio of 12.1%, better than the 12.3% target

Created shareholder value

- Returned ~$4.7 billion to shareholders
- Deployed capital to its highest and best use at high-teen Internal Rate of Return (**IRR**)[1] and mid-single digit payback periods
- Announced MIM to acquire PineBridge Investments, a leading global asset manager with ~$100 billion in assets under management
- Announced formation of Chariot Reinsurance in partnership with General Atlantic, to create a global provider of reinsurance solutions

[1]   IRR refers to the discount rate at which the present value of all future cash flows is equal to the initial investment.

2024 volume growth and underwriting results were favorable and, despite volatile market conditions, VII for 2024 exceeded that of 2023. This led to stronger Core Adjusted Earnings, Core Adjusted Earnings Per Share (**EPS**), and Core Adjusted ROE in 2024. Revenue growth and expense discipline resulted in MetLife successfully managing the Core Direct Expense Ratio. In addition, MetLife continued to deliver Core Free Cash Flow Ratio within the target two-year average ratio. More specifically:

- Delivered $5.8 billion in Core Adjusted Earnings and $8.11 in Core Adjusted EPS, both of which exceed 2023 results, following a rebound in **VII** as well as favorable underwriting results. For the year, **VII** was below the 2024 Business Plan goal and contributed to lower than Business Plan results for Core Adjusted Earnings and Core Adjusted EPS;
- Achieved Core Adjusted ROE of 15.2%, which was above the 13%-15% target range despite **VII** being below Business Plan driven by real estate and other fund returns and private equity returns. The 15.2% exceeded 2023 Core Adjusted ROE of 13.8%;
- Favorable revenue growth together with continued expense discipline drove a Core Direct Expense Ratio of 12.1%, better than the Core Direct Expense Ratio target of 12.3% and the 2023 result of 12.2%; and
- For the two-year period 2023-2024, MetLife's Core Free Cash Flow Ratio was 72%, toward the high end of the 65%-75% target range and in line with the 2022–2023 Core Free Cash Flow Ratio of 74%. The Company deployed $4.7 billion in common dividends and share repurchases in 2024.

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The following highlights key financial performance metrics the Compensation Committee and Board considered – along with performance against qualitative objectives discussed in "Aspects of Executive Performance" - in their review of 2024 MetLife performance results for purposes of determining the executive officers' Total Compensation, including their assessment of the CEO's 2024 performance.

Core Adjusted Earnings ($ in millions)



Core Adjusted EPS



2024 results exceeded 2023 results following a rebound in VII; favorable volume growth and underwriting were offset by lower recurring interest margins.

See *Annual Incentive Awards*

Core Adjusted ROE



2024 results reflect the impact of higher Core Adjusted Earnings partially offset by lower equity. 2024 Core Adjusted ROE of 15.2% exceeded our 13% - 15% target range and 2023 performance. 2024 Core Direct Expense Ratio of 12.1% is better than 12.2% for 2023.

Core Direct Expense Ratio



Core Free Cash Flow Ratio



Core Free Cash Flow Ratio of 72% achieved the two-year target ratio of 65% - 75% for 2023 - 2024.

See *A Note About Financial Measures* and *Appendix B* for definitions of these non-GAAP measures and reconciliations to the most directly comparable measures that are based on GAAP.

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Highlights of Executive Performance and Compensation

Discussion and Compensation for 2024

For 2024, MetLife maintained its commitment to its pay-for-performance philosophy. The Compensation Committee's decisions on the compensation of the Named Executive Officers reflected the Committee's view of the Company's overall strategic direction and financial performance, and each executive's performance relative to these goals and other challenges and opportunities that arose in 2024.

The Named Executive Officers in this Proxy Statement are:

- President and CEO, Michel A. Khalaf;
- EVP, CFO of MetLife, Inc., and Head of MIM, John D. McCallion;
- EVP and Head of GTO, Bill Pappas;
- Regional President, U.S. Business, and Head of MLH, Ramy Tadros, and
- EVP, CRO of MetLife, Inc., and Head of MII, Marlene Debel.

Compensation for 2024 Performance

Under the leadership of Mr. Khalaf and the executive officers, the Company focused on achieving Next Horizon commitments while building future strategy under New Frontier, delivering on key financial goals and strategic initiatives for 2024. The compensation decisions reflect good performance in 2024 despite multiple headwinds. In 2024, every business, function and geographic location contributed to MetLife's success as Mr. Khalaf held his leadership team accountable for delivering results against shared goals, as well as goals specific to each executive's remit.

Most of Mr. Khalaf's and other Named Executive Officers' Total Compensation was variable and depended on performance. Following the end of the year, the Committee endorsed a 2024 AVIP funding performance factor of 101.4% of target for the approximately 27,200 AVIP-eligible employees globally. In determining compensation for Mr. Khalaf and the Named Executive Officers, the Committee and the Board of Directors recognized achievements on Next Horizon commitments and the 2024 performance delivered despite multiple challenges including a challenging macroeconomic environment, lower than expected real estate and other funds and private equity returns, and the strengthening of the U.S. dollar relative to all major currencies. The new LTI awards in particular reflects performance and leadership delivering strategically, aligning more compensation with longer-term performance and expectations for the impact that progress could have on the future performance of the Company, including preparedness for ongoing economic uncertainty by effectively managing capital and expenses. The compensation outcomes also reflect lower AVIP funding versus the prior year, while enhancing alignment of the Named Executive Officers' Total Compensation with the competitive market for such talent including consideration of additional responsibilities executives may have beyond their core benchmarked role. The Committee's specific decisions and rationale for each executive's AVIP and LTI awards based on 2024 performance are highlighted on the following pages.

To ensure that these compensation decisions continue to align with performance, the Committee awarded 70% of executive officers' LTI award value in Performance Shares. The performance metrics for Performance Shares are three-year TSR performance relative to peers and three-year Adjusted ROE performance against the Business Plan. The executive officers' LTI in Restricted Stock Units is also dependent on the value of shares at settlement. As a result, the actual realized value of executive officers' LTI granted in 2025, as well as the executive officers' outstanding LTI awards, align the executive officers' potential rewards with shareholder returns.

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The following table presents a holistic view of the compensation decisions the Committee endorsed in early 2025 based on 2024 performance. This table is not a substitute for the *Summary Compensation Table*.

Compensation Committee Performance-Year Incentive Decisions (made in 2025)

	Performance Year 2024				2024 Versus 2023[4]		
Name	Base Salary Earned ($)	AVIP Award ($)[1]	LTI Granted in 2025 ($)[2]	Total Compensation ($)[3]	AVIP Award (%)	LTI (%)	Total Compensation (%)
Michel A. Khalaf	1,500,000	4,600,000	16,100,000	22,200,000	-4.2	7.3	4.3
John D. McCallion	1,012,500	2,600,000	5,500,000	9,112,500	-3.7	10.0	5.0
Bill Pappas	930,625	2,100,000	4,750,000	7,780,625	-4.5	10.5	5.1
Ramy Tadros	907,500	2,100,000	4,750,000	7,757,500	-4.5	10.0	4.9
Marlene Debel[5]	815,000	2,000,000	3,500,000	6,315,000	-	-	-

1 Reflects the approved AVIP award for 2024 performance paid in 2025, reported on the *Summary Compensation Table*.

2 Reflects the approved LTI award value granted in 2025. This is not the grant date fair value calculated in accordance with the applicable accounting standard, ASC 718. The grant date fair values for LTI granted in 2025 will be disclosed for Named Executive Officers reported in the Grants of Plan-Based Awards Table in the Company's Proxy Statement filed in 2026 consistent with SEC requirements, while LTI granted in 2024 is disclosed in this year's Summary Compensation Table as required.

3 Total Compensation for 2024 comprises base salary earned during 2024, AVIP awards for 2024 performance, and award value of LTI granted in 2025.

4 Reflects each of Total Compensation for 2024 and its elements, as described in footnote 3 above, compared to similarly calculated Total Compensation for 2023 as shown in the Company's 2024 Proxy Statement.

5 Performance Year 2024 was the first full year for Ms. Debel as a NEO.

For more information, see *Aspects of Executive Performance*.

Aspects of Executive Performance

The Compensation Committee endorsed the executive officers' base salary and AVIP awards for 2024 performance and LTI granted in 2025 considering the Company's key financial performance goals and results as discussed in *Highlights of Business Results*.

The Compensation Committee also considered aspects of each executive's performance in relation to established financial, operational, strategic, talent and culture objectives, including collective ownership for Next Horizon commitments. In addition, all compensation decisions were made within the context of MetLife's executive compensation program framework and internal equity considerations, as well as alignment with and appropriate competitive positioning against external market peers.

The amounts in the compensation pay mix charts below reflect the base salaries earned in 2024, the AVIP awards for 2024 performance, and the LTI granted in 2025.

Some of the performance measures below are not calculated based on GAAP. They should be read in conjunction with the information in "Non-GAAP and Other Financial Disclosures" in *Appendix B* of this Proxy Statement, which includes non-GAAP financial information, definitions and/or reconciliations to the most directly comparable measures that are based on GAAP. See also *A Note About Financial Measures*.

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Michel A. Khalaf, President and CEO

In 2024, Mr. Khalaf focused on achieving MetLife's Next Horizon commitments while developing the future strategy: New Frontier. Against a backdrop of rapid change, uncertainty in the external environment and VII as a continued headwind, MetLife remained steadfast in its execution to deliver strong underlying performance across its diversified portfolio of businesses.

With Mr. Khalaf's leadership, MetLife achieved solid operational and financial results including:

- Core Adjusted Earnings of $5.8 billion exceeding prior year results.
- Core Adjusted EPS of $8.11. With a focus on responsible growth, the Company delivered double digit (+11%) Core Adjusted EPS growth for the year.
- Core Free Cash Flow Ratio of 72% at the high end of the 65% to 75% two-year average target range.
- Core Direct Expense Ratio of 12.1% beating the target goal of 12.3%.
- Value of New Business[1] (VNB) was $3.2 billion beating Business Plan and prior year results.

Key highlights of Mr. Khalaf's 2024 achievements include:

In the final year of Next Horizon, delivered on its strategic pillars and 5-year commitments:

- Core Adjusted ROE, delivered 15.2% in 2024 beating the original target range of 12% to 14% and the updated target range of 13% to 15%.
- Generated approximately $21 billion of distributable cash during Next Horizon, above the $20 billion target set in 2019.
- Delivered $1.2 billion in additional capacity to accelerate growth over the five-year period exceeding the $1.0 billion commitment.
- **Focus** on responsible growth through disciplined deployment of capital and resources to the highest and best use; an example is the formation of Chariot Reinsurance, Ltd. (Chariot Re), a sidecar co-sponsored by MetLife with General Atlantic. Chariot will extend MetLife's liability origination capacity, provide access to third-party capital pools, generate inflows for MetLife Investment Management (MIM), and further add to MIM's growing stream of recurring fee income.
- **Simplify** the business, embracing an efficiency mindset while prioritizing exceptional experiences for customers; drove continued simplification of MetLife's business by redesigning scaled processes.
- **Differentiate** through the digitization of customer journeys and integration with strategic partners, making it easier for customers to engage with MetLife; launched 'My Leave Navigator' in the US, a personalized claims experience which makes it easier for MetLife customers to engage how, where, and when they want.

Embraced risk management as an enabler to growth:

- Ensured all key risk metrics were within risk tolerance levels.
- Continued to evolve risk management capabilities to protect and enhance performance and support strategic growth priorities.

Enabled technology to win the future:

- Delivered significant advancements on the AI strategy, positioning MetLife to leverage its scale to drive differentiation.
- Focused where AI can most impactfully deliver value for the Company, including improving customer experiences and driving productivity gains while ensuring AI is implemented responsibly and risks mitigated.

Progressed talent development and culture initiatives:

- Further strengthened MetLife's culture, with the Company being named for the first time to one of Fortune's World's 25 Best Workplaces list[2].
- Implemented several senior leader talent moves promoting career growth across the enterprise and positioning leaders in roles aligned with strategic growth priorities.

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Continued external stakeholder engagement:

- Engaged with key external stakeholder groups to build stronger connections, including strategic and commercial partner companies, customers, investors, and regulatory engagements.

Developed and Launched New Frontier strategy:

- Engaged in a cross-enterprise process – and collaborative engagement with the Board – to define the next five-year strategy. A bold evolution of the Company's strategy designed to deliver growth and attractive returns with lower risk.

- Delivered a clear and well received Investor Day, launching the new strategy to MetLife's investor community.

Compensation:
The Committee endorsed compensation actions for Mr. Khalaf that reflected its assessment of his performance as CEO for 2024, including delivering strong underlying financial performance and achievements on strategic and operational objectives, as well as expectations of future contributions, and a review of relevant peer market data.



7%	21%	72%

93%

- ⬜ Fixed Salary   🟦 LTI (vests over three years; realized value may differ)
- 🟦 Annual Cash Incentive   ⬛ Variable (performance-based)

[1]   VNB is the present value of future profits net of the cost of capital and time value of guarantees from new sales.

[2]   Fortune Trademarks are registered trademarks of Fortune Media IP Limited and are used under license.

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76   MetLife

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John D. McCallion, EVP, CFO of MetLife, Inc., and Head of MIM

John McCallion is EVP, CFO of MetLife, Inc., and Head of MetLife Investment Management (MIM). Mr. McCallion is responsible for all financial management matters, including financial reporting, treasury, corporate actuarial, tax, investor relations and mergers and acquisitions. As head of MIM, he oversees MIM's approximately $600 billion in total AUM.

With Mr. McCallion's leadership, the Company:

- Demonstrated strong execution in a challenging macroeconomic environment and strong growth over 2023 Core Adjusted Earnings, Core Earnings Per Share (EPS), and met or exceeded its targets for Core Adjusted ROE, Core Direct Expense Ratio and Core Free Cash Flow Ratio.

- Managed the Company's financial risk profile, including delivering key capital adequacy ratios above minimum targets.

- Continued shareholder engagement through meeting with more than 50 existing shareholder firms as well as prospective investors; participated in multiple investor events, and sell-side insurance conferences, and played a key role in MetLife's December 2024 Investor Day launching the New Frontier strategy.

- Drove experimentation across Finance and MIM regarding AI and leveraged technology to continue transforming processes for the future.

- Executed against asset management M&A objectives to accelerate growth of MIM.

  - Signed an agreement to acquire PineBridge Investments, a leading global asset manager with approximately $100 billion in AUM. The transaction will substantially add to MIM by broadening its offerings and distribution reach, including internationally.

  - Signed an agreement to acquire traditional fixed income and equity portfolio management teams managing $6 billion of assets managed by Mesirow.

- For the fourth year in a row, MIM was selected for one of Pension & Investments "Best Places to Work in Money Management" for 2024, based primarily on employee survey feedback.

- Served as Executive Sponsor of MetLife's Veterans Initiative, directing activities focused on attracting and hiring veteran talent.

- Demonstrated commitment to continued talent development and employee engagement across Finance and MIM ensuring regular forums to message strategic updates and reinforce financial priorities, champion professional development, and strengthen collaboration and alignment on enterprise goals.

Compensation:
Mr. Khalaf recommended, and the Committee endorsed, compensation actions for Mr. McCallion for 2024 that reflected performance in his role, as well as expectations of future contributions, and a review of relevant peer market data.



11%	29%	60%
	89%	

■ Fixed Salary   ■ LTI (vests over three years; realized value may differ)
■ Annual Cash Incentive   ■ Variable (performance-based)

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Bill Pappas, EVP and Head of Global Technology and Operations

Mr. Pappas leads Global Technology & Operations including technology development, information and cyber security, customer service, data strategy and analytics, crisis management, real estate, and procurement across MetLife's businesses in 40+ markets globally.

In 2024 with Mr. Pappas' leadership, his team:

- Advanced Next Horizon strategy by enabling new business capabilities to support high-tech, high-touch customer interactions across multiple markets. Examples include expanding U.S. disability and absence digital features for customers, enabling personalized recommendations to help employees select and utilize their benefits, enabling access to contemporary capabilities in U.S, and Japan call centers. Additionally, expanded personalized health protection in the Asia region and extended embedded insurance solution with non-insurance partners across industries in Latin America.
- Delivered customer service excellence by achieving top quartile for customer satisfaction across our largest markets. MetLife's Retirement and Income Solutions has been recognized by J.D. Power[1] for providing "An Outstanding Customer Service Experience" for phone support (6 years in a row) and its Long-Term Care call centers for the first time in 2024.
- Advanced AI capabilities and portfolio execution by implementing solutions leveraging business process re-engineering initiatives, developing MetIQ, MetLife's generative AI platform, and scaling role-based AI productivity tools and copilots. Additionally, launched Responsible Use of AI policy in partnership with GRM to ensure AI solutions are developed, deployed, and maintained ethically and responsibly, while also expanding access to education and training. MetLife noted as being in the top percentile in terms of AI maturity.
- Protected customer and company assets by sustaining information security performance, maturing cyber and operational resilience while delivering key performance indicators and benchmarks.
- Strengthened key cultural enablers resulting in an increased participation in the annual employee engagement survey and exceeding all benchmark questions. For the second consecutive year, MetLife was named one of Fortune's Most Innovative Companies[2], transforming industries through technology from the inside out.
- Advanced commitments to internal and external stakeholders by convening thought leaders in the industry by hosting MetLife's 6th annual Triangle Tech X (TTX) conference focused on the role STEM plays in technology and expanding its online community. Established North Carolina Tech, MetLife Center for Technology Workforce Innovation, to serve as a hub for the state's tech employers and employees.

Compensation:
Mr. Khalaf recommended, and the Committee endorsed, compensation actions for Mr. Pappas for 2024 that reflected performance in his role, and expectations of future contributions, and a review of relevant peer market data.


12%
27%
61%
88%
Fixed Salary
Annual Cash Incentive
LTI (vests over three years; realized value may differ)
Variable (performance-based)

1 J.D. Power 2024 Certified Customer Service Program[SM] recognition is based on successful completion of an evaluation and exceeding a customer satisfaction benchmark through a survey of recent servicing interactions. Visit J.D. Power website for award details (jdpower.com/awards).

2 Fortune Trademarks are registered trademarks of Fortune Media IP Limited and are used under license.

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Ramy Tadros, Regional President, U.S. Business, and Head of MetLife Holdings

Ramy Tadros is Regional President of MetLife's U.S. Business, and Head of MetLife Holdings. Mr. Tadros oversees the Company's two industry-leading businesses in the U.S.: Group Benefits and Retirement and Income Solutions (**RIS**). Mr. Tadros also leads MetLife Holdings (**MLH**), which contains products and businesses that the Company no longer actively markets in the U.S. These businesses combine to represent more than 60% of the overall Company's Core Adjusted Earnings for 2024.

Under Mr. Tadros' leadership:

- Group Benefits generated $1.7 billion of Core Adjusted Earnings including favorable underwriting margins, particularly in our life insurance business.
- Group Benefits prioritized investments in technology to enhance employee, employer and broker experiences, and drive differentiated customer experience, including increased digital adoption and improved relationship Net Promoter Scores in national accounts.
- RIS delivered $1.6 billion of Core Adjusted Earnings. While VII was lower than Business Plan expectations, it was partially offset by above Business Plan underwriting margins and volume growth.
- RIS executed on $6.7 billion of U.S. and U.K. pension risk transfer sales, while maintaining returns aligned with Enterprise Adjusted ROE targets. Sales overall were up 45% for the year and above Business Plan across our diversified liability origination platform, driving RIS liability exposure growth towards the top half of our annual guidance range of 2-4%.
- RIS closed its first U.K. funded reinsurance transaction, building on relationships with leading U.K. insurers and leveraging MetLife's financial strength and strong underwriting capabilities to deliver liability exposure growth.
- MetLife Holdings delivered $635 million in Core Adjusted Earnings in 2024, lower than the prior year but consistent with intended business run-off and the forgone earnings from the reinsurance transaction completed in November 2023.

Compensation:
Mr. Khalaf recommended, and the Committee endorsed, compensation actions for Mr. Tadros for 2024 that reflected performance in his role, and expectations of future contributions, and a review of relevant peer market data.



12%	27%	61%

88%

- ■ Fixed Salary
- ■ Annual Cash Incentive
- ■ LTI (vests over three years; realized value may differ)
- ■ Variable (performance-based)

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Marlene Debel, EVP, CRO of MetLife, Inc., and Head of MII

Marlene Debel is EVP, CRO of MetLife, Inc., and Head of MetLife Insurance Investments (MII), responsible for monitoring, analyzing and managing both financial and non-financial risk for the enterprise, as well as overseeing MetLife's general account investment portfolio.

Under Ms. Debel's leadership, her team:

- Managed key risk metrics within established risk tolerance levels and developed enhanced risk management strategies in light of volatility in the global environment.

- Drove responsible growth by ensuring appropriate risk-return profiles for new products and businesses and enhancing the oversight of financial and non-financial risks.

- Implemented a new global investigations framework to ensure globally consistent reporting and coverage.

- Enhanced guardrails and risk capabilities around the use of AI, including launching MetLife's Global Responsible Artificial Intelligence policy in partnership with GTO.

- Supported key reinsurance initiatives by developing investment and collateral guidelines, and key contract terms, and implementing enhanced governance.

- Enhanced MII investment analytics and strengthened asset optimization capabilities to support business growth across all regions.

- Demonstrated progress in both GRM and MII on key cultural enablers of strategy as reflected in employee engagement feedback.

Compensation:
Mr. Khalaf recommended, and the Committee endorsed, compensation actions for Ms. Debel for 2024 that reflected performance in her role, and expectations of future contributions, and a review of relevant peer market data.



13%	32%	55%
	87%	

Fixed Salary   LTI (vests over three years; realized value may differ)

Annual Cash Incentive   Variable (performance-based)

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02 | What are our executive compensation practices?

Compensation Philosophy and Objectives

- Provide competitive Total Compensation opportunities to attract, retain, engage, and motivate high-performing executives.
- Align compensation plans with short- and long-term business strategies.
- Align the financial interests of executives with that of shareholders' through granting of LTI and share ownership guidelines.
- Make a vast majority of Total Compensation variable and subject to Company and individual performance.

Key Features of MetLife's Executive Compensation Program

MetLife's compensation program has multiple features that promote the Company's success, including:

- **paying for performance:** the vast majority of compensation is variable without guarantee, and dependent on achieving business results;
- **aligning executives' interests with those of shareholders:** the vast majority of executive incentive compensation is share-based, and employees at the Senior Vice-President level and above are expected to meet share ownership guidelines;
- **encouraging long-term decision making:** the ultimate value of Performance Shares is determined by the Company's performance over three years, stock options (granted in 2024 and earlier) and restricted stock units vest over three years, stock options may normally be exercised over 10 years;
- **rewarding achievement of the Company's business goals:** amounts available for annual incentive awards are based on Company performance compared to its Business Plan; individual awards take account of individual contributions to achieving annual goals;
- **avoiding incentives to take excessive risk:** the Company does not make formulaic individual awards, uses Adjusted Earnings (which excludes net investment gains and losses, net derivative gains and losses, and market risk benefit remeasurement gains and losses) as a key performance indicator, avoids incentives to take excessive risks in the Company's investment portfolio, and uses multi-year performance to determine the payout of LTI; and
- **maintaining performance-based and incentive-based compensation recoupment ("clawback") policies:** the Company may seek recovery for an employee's fraudulent or other wrongful conduct that harmed MetLife, including an accounting restatement as a result of material noncompliance with financial reporting requirements. In addition, executive officers are required to repay erroneously awarded compensation in the event of certain financial restatements, regardless of fault. A copy of MetLife's Performance- Based Recoupment Policy was filed as Exhibit 10.9 to the 2024 Form 10-K.

The Company's compensation program excludes practices that would be contrary to the Company's compensation philosophy and contrary to shareholders' interests. For example, the Company:

- **does not** offer executive officers a supplemental executive retirement plan that adds years of service or includes LTI compensation in the benefits formula;
- **does not** provide excessive perquisites;
- **does not** allow repricing or replacing of Stock Options without prior shareholder approval;

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- **does not** provide any "single trigger" change-in-control severance pay, or "single trigger" vesting of LTI upon a change-in-control without the opportunity for the Company or a successor to substitute equivalent alternative awards that remain subject to vesting;

- **does not** provide any change-in-control cash severance beyond two times an executive officer's total annual cash compensation (i.e., salary and average annual cash incentive pay);

- **does not** provide for any excise tax payment or tax gross-up for change-in-control -related payments, or tax gross-up for any perquisites or benefits, other than in connection with relocation or other transition arrangements;

- **does not** allow directors, executives, or other associates to engage in pledging, hedging, short sales, or trading in put and call options with respect to the Company's securities; and

- **does not** offer employment contracts to U.S.-based executive officers.

Say-on-Pay Vote and Shareholder Engagement

In 2024, **95% of shares voted to approve** the Company's executive compensation program and the resulting compensation described in the 2024 Proxy Statement (excluding abstentions). Since 2011, the Company's vote has been on average 96% positive.

Because the 2024 vote was advisory, the result was not binding on the Compensation Committee. However, the Committee took into account that strong support in reviewing the program.

The Company has also discussed the vote, along with aspects of its executive compensation, business strategy, corporate-governance practices, talent management, and corporate responsibility initiatives, with several of its largest shareholders to gain a deeper understanding of their perspectives. See *Shareholder Engagement* for more information.

With regard to executive compensation, in recent years shareholders generally:

- praised the quality of the Company's disclosure, consistency in program design, performance metrics, and clear articulation of business strategy;

- supported the Company's executive compensation program design and its alignment with the Company's business strategy;

- encouraged management to continue to execute consistently; and

- agreed that the Committee's selective use of informed judgment in the design and administration of incentive plans is reasonable, so long as it aligns with performance.

Components of Compensation and Benefits

The primary components of the Company's regular executive compensation and benefits program play various strategic roles:

Description	Strategic Role
Total Compensation	
Base Salary is determined based on position, scope of responsibilities, individual performance and experience, and competitive data	Provides fixed compensation for services during the year
Annual Incentive Awards are: - Variable based on performance relative to Company and individual goals and additional business challenges or opportunities that arose during the year - Determined through the Compensation Committee assessment of all of these factors as a whole	- Serve as the primary compensation vehicle for recognizing and differentiating individual performance each year - Motivate executive officers and other employees to achieve strong annual business results that will contribute to the Company's long-term success, without creating an incentive to take excessive risk

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Stock-Based LTI Awards are:

- Based on the Compensation Committee's assessment of individual responsibility, performance, relative contribution, and potential for assuming increased responsibilities, and future contributions

- Dependent on a combination of MetLife's performance and the value of shares (**Performance Shares**), or the value of shares (**Restricted Stock Units**), or increases in the price of shares (**Stock Options** - granted in 2024 and earlier). Cash-paid equivalents may be used outside the U.S.

- Granted each year to provide overlapping vesting and performance cycles

- Delivered to executive officers as part of Total Compensation, in these proportions

- Ensure that executive officers have a significant continuing stake in the long-term financial success of the Company (see "Executive Share Ownership" in *How do we manage risk related to our compensation program?*

- Align executives' interests with those of shareholders

- Encourage decisions and reward performance that contribute to the long-term growth of the Company's business and enhance shareholder value

- Motivate executive officers to outperform MetLife's competition

- Encourage executives to remain with MetLife

2024 Stock-Based LTI Mix for CEO and Other Executive Officers

15%	15%	70%

■ Restricted Stock Units   ■ Stock Options   ■ Performance Shares

2025 Stock-Based LTI Mix for CEO and Other Executive Officers

30%	70%

■ Restricted Stock Units   ■ Performance Shares

Benefits	
Retirement Program and Other Benefits include post-retirement income (pension) and the opportunity to save a portion of current compensation for retirement and other future needs (401(k) program and nonqualified deferred compensation).	Attract and retain executives and other employees.

Potential Termination Payments	
Severance Pay and Related Benefits include transition assistance if employment ends due to job elimination or, in limited circumstances, performance.	Encourage focus on transition to other opportunities and allow the Company to obtain a release of employment-related claims.
Change-in-Control Benefits include: • Double-trigger severance pay and related benefits, if the executive officer's employment is terminated without cause or the executive officer resigns with good reason following a change-in-control • Replacement or vesting of LTI	• Retain executive officers during a change-in-control • Promote the unbiased efforts of the executive officers to maximize shareholder value during and after a change-in-control • Keep executives whole in situations where shares may no longer exist or awards otherwise cannot or will not be replaced

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Determining Total Compensation for 2024 Performance

In determining executive compensation for performance year 2024, the Compensation Committee considered executive officer performance both as a whole and individually. The Committee made its decisions in the context of its review of business results, including those described in *Highlights of Business Results*. The Committee also reviewed reports and analyses on competitive compensation for comparable positions at peer companies, and in the broader market where the Company competes for executive talent.

A description of the process for determining Total Compensation follows.

Determining CEO Compensation

Early in 2024, Mr. Khalaf and the Committee established goals and objectives for Mr. Khalaf designed to drive Company performance, including executives' shared responsibility for 2024 financial performance.

The Committee assessed Mr. Khalaf's 2024 performance against these goals in early 2025. The Committee endorsed Total Compensation for Mr. Khalaf, including annual incentive and LTI, based on this assessment, and recommended it to the Independent Directors for their approval. For a description of the Business Plan goals and the performance that the Committee and Board reviewed, see *Highlights of Business Results* and *Aspects of Executive Performance*.

Determining Compensation of Other Executive Officers

Early in 2024, Mr. Khalaf and each of the other executive officers agreed on the executive's goals for 2024.

In early 2025, Mr. Khalaf evaluated and shared with the Committee an assessment of each of the other executive officer's performance during 2024 relative to the executive's goals and the additional business challenges and opportunities that arose during the year. Based on this assessment, Mr. Khalaf recommended and discussed with the Committee the Total Compensation amounts for each executive officer, other than himself. The Committee reviewed and endorsed the components of each executive officer's Total Compensation for the Board of Directors' approval. In each case, Mr. Khalaf and the Committee considered the executive's performance, future potential, available competitive data, compensation opportunities for each position, retention needs, and fit within the executive talent market, aligned with MetLife's compensation philosophy and objectives.

The EVP and CHRO provided the Committee with advice and recommendations on the form and overall level of executive compensation. The CHRO provided guidance and information to Mr. Khalaf to assist in this process, other than with respect to the CHRO's own compensation. The CHRO also provided guidance to the Committee on its general administration of the program provisions in which executive officer, as well as other employees, participate.

Other than as described above, no executive officer played a role in determining the compensation of any of the other executive officers. No executive officer took part in the Board's consideration of the executive's own compensation. The CEO does not have any authority to grant share-based awards of any kind to any executive officer, the Chief Accounting Officer, or Non-Management Directors of the Company.

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03 How did we compensate our CEO and other Named Executive Officers?

Base Salary

The base salaries earned by the Named Executive Officers in 2024 are reported in the *Summary Compensation Table*.

The Compensation Committee endorsed annual base salary increases in 2024 of $30,000 for Mr. McCallion; $27,500 for Mr. Pappas; $30,000 for Mr. Tadros; and $20,000 for Ms. Debel. Adjustments were made in consideration of performance, responsibilities, and the competitive market.

Annual Incentive Awards

AVIP provides eligible employees, including executive officers, the opportunity to earn annual cash incentive awards. For awards for 2024 performance, AVIP was administered as a Cash-Based Awards program under the MetLife, Inc. 2015 Stock and Incentive Compensation Plan (**2015 Stock and Incentive Plan** or **2015 Employee Plan**). The 2024 AVIP awards are reported in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

AVIP Performance Funding

Each year, the Committee endorses the maximum aggregate funding available for AVIP awards for administrative (non-sales) employees around the world, approximately 27,200 employees for 2024.

Consistent with past practice, this approach uses an AVIP Performance Funding Level**,** a number based on the Company's Adjusted Earnings compared to the Company's 2024 Business Plan, multiplied by the total annual incentive compensation planning targets for all eligible employees, subject to the Committee's assessment of overall performance and other relevant factors.

The Committee uses Adjusted Earnings as a key metric because doing so aligns compensation with bottom-line performance that generates shareholder value over time. Using Adjusted Earnings, rather than GAAP net income, focuses on the Company's primary businesses principally by excluding the impact of (i) market volatility which could distort trends, (ii) asymmetrical and non-economic accounting, (iii) revenues and costs related to divested businesses and (iv) other adjustments, as well as excludes results of discontinued operations under GAAP. These factors help to mitigate the potential for excessive risk-taking.

To facilitate prudent risk management, the Company calculates Adjusted Earnings for AVIP by eliminating the impact (if any) of VII on an after-tax basis if it was higher or lower than the Business Plan goal by 10% or more.

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The Compensation Committee used the same methodology, based on Adjusted Earnings compared to the Business Plan for 2024 to determine maximum available AVIP funding for awards to all eligible employees as it has used for the past several years. The following chart outlines the methodology and the Company's 2024 performance:

Total AVIP funding for awards to all eligible employees



Adjusted Earnings for AVIP
(as a percentage of Business Plan Adjusted Earnings Goal)
*2024 AVIP Performance Funding Level

See *Appendix A* for further details.

The Committee's approach avoids providing incentives for employees to take excessive risk through the following:

- Adjusted Earnings excludes net investment gains and losses, net derivative gains and losses, and market risk benefit remeasurement gains and losses;

- The AVIP funding formula further excludes VII on an after-tax basis that is more than 10% higher or lower than the Business Plan goal. This avoids excessive rewards or penalties due to volatile investment returns. As a result, it eliminates any incentive to take excessive risk in the Company's investment portfolio and so facilitates prudent risk management. Because VII for 2024 was below this range on an after-tax basis by $341 million, Adjusted Earnings for AVIP purposes was increased by that amount per the standard plan design; and

- The AVIP funding formula is not an unlimited function of revenues. Rather, this approach caps the amount available for AVIP awards and is a function of financial measures that take account of the Company's costs and liabilities.

The Adjusted Earnings that the Committee used for 2024 AVIP funding purposes was above the 2024 Business Plan target due to the VII design feature and asbestos litigation expense adjustments noted in the table below. Adjusted earnings was driven by favorable underwriting margins and tax items, and continued expense discipline, partially offset by lower volume growth and lower VII within the 10% collar, due to lower: (i) real estate and other funds; (ii) private equity returns; and (iii) prepayment fees.

For purposes of determining 2024 AVIP Adjusted Earnings, as noted, Adjusted Earnings was increased by $341 million per the VII collar design feature (i.e., the formula excludes VII on an after-tax basis that is more than 10% higher or lower than the Business Plan goal as a risk management feature). As described below, Adjusted Earnings was also adjusted by the Committee for asbestos litigation expense to neutralize - as in prior years - a decades-old matter not related to current operations or decisions of current management of $72 million, net of income tax. The combined result was a $413 million, net of income tax, or 7.1% increase to Adjusted Earnings for AVIP purposes as shown below:

Reason for adjustment	Amount (in millions, net of income tax)
VII adjustment per AVIP design feature	$341
Asbestos litigation expense adjustment	$72
Total change to Adjusted Earnings for AVIP	$413

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Asbestos litigation expense. As part of its standard practice, the Company reviews its asbestos litigation liability periodically with a full assessment conducted annually. As a result of the 2024 annual review, the Company recorded an additional reserve in the amount of $72 million, net of income tax, based on certain updated assumptions. The increase in asbestos litigation expense, from allegations that are decades-old, does not relate to the Company's current operations or reflect the consequences of any current management decisions. Rather, this charge reflects updated experience trends and projections of future potential scenarios. Accordingly, management excluded this charge to neutralize the impact, and as a result, 2024 Adjusted Earnings for AVIP purposes was increased by this amount, consistent with past practice (e.g., performance years 2013, 2014, 2017 and 2023).

Annual Incentive Awards

The Committee endorsed the executive officers' 2024 individual annual awards in consideration of the Company's key financial performance goals and results described in *Highlights of Business Results* and key aspects of the performance of each of the Named Executive Officers relative to their objectives as discussed in *Aspects of Executive Performance*. Each of these awards is reported in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

Stock-Based Long-Term Incentives

Each year, the Committee endorses the award value of LTI for approval by the Independent Directors in consideration of the Company's key financial performance goals and results as part of MetLife's Total Compensation program. The Company's LTI includes Performance Shares, Restricted Stock Units, Stock Options (granted in 2024 and earlier), and, for awards granted outside the United States, cash payable equivalents. No monetary consideration was paid by a Named Executive Officer for any awards. No dividends or dividend equivalents are earned on any awards. The Committee endorses the number of Performance Shares and Restricted Stock Units (and cash payable equivalents) under each award by dividing that portion of the LTI award value by the share closing price on the grant date. The number of Stock Options (and cash-payable equivalents) granted in 2024 and earlier under the award is determined by dividing that portion of the LTI award value by one-third of the share closing price on the grant date. If the share closing price on the grant date is outside a 15% range (higher or lower) of the average share closing price for the year to date, MetLife uses that average closing price instead of the closing price on the grant date to determine the number of units under each LTI award.

For information about the specific grants of LTI to the Named Executive Officers in 2024, see *Grants of Plan-Based Awards in 2024*.

Stock Options

In 2024 and earlier the Company granted Stock Options with an exercise price equal to the closing price of shares on the grant date. The realized value of Stock Options depends exclusively on increases in the price of shares. One-third of each award of Stock Options becomes vested and exercisable on each of the first three anniversaries of the date of grant.

Restricted Stock Units

The Company delivers shares for Restricted Stock Units after the end of a predetermined vesting period. Awards generally vest in one-thirds, and shares are delivered, after each of the first three anniversaries of the grant date.

From time to time, the Company grants Restricted Stock Units that vest in their entirety on the third or later anniversary of their grant date. It does so to encourage a candidate to begin employment with MetLife (especially where the candidate would forfeit long-term compensation awards from another employer by doing so) or as a means of reinforcing retention efforts, particularly in cases of exceptional performance, critical skills, or key roles.

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Performance Shares

MetLife delivers shares to settle Performance Share awards after the end of a three-year period, with the number of shares determined by Company performance against pre-established goals for each three-year period. The Compensation Committee has established performance metrics for Performance Share awards using:

- the Company's Adjusted ROE compared to its Business Plan goal; and

- TSR, which reflects total return on shares including change in share price and imputed reinvested dividends, compared to the group of Company competitors listed in *Appendix A* (the **TSR Peer Group**).

The Committee uses Adjusted ROE because it directly supports the Company's strategy to achieve superior shareholder returns. Adjusted ROE focuses employees on the efficient use of capital, which will drive TSR over time. Adjusted ROE is Adjusted Earnings divided by average common stockholders' equity, excluding accumulated other comprehensive income other than foreign currency translation adjustment. The use of TSR ensures that final awards are aligned with our shareholders' return on their investment.

The Performance Share metrics thus include one absolute measure, Adjusted ROE, directly linked to the Company's Business Plan, and one relative measure, TSR, based on the TSR Peer Group, which reflects our business model and global reach, and includes key competitors for business and/or investors.

Each of these two factors is measured over the three-year performance period and each is weighted equally. The overall maximum performance factor is 175%.

The performance goal for Adjusted ROE is established at the beginning of each three-year performance period and is based on a rigorous long-range Business Plan that is vetted and approved by the Board of Directors. This Business Plan is informed by macroeconomic forecasts, as well as, industry and peer performance.

The Board has set Adjusted ROE Business Plan goals that require a meaningful stretch from prior goals and performance, considering the Company's commitment to responsible growth through management performance, while also considering tax changes, accounting changes, and movements in currency exchange rates, interest rates, and other market factors. The threshold for the Adjusted ROE goal is 80% of the target goal, which yields 25% of the metric's target performance factor. The maximum for the Adjusted ROE goal is 120% of the target goal, which yields 175% of this metric's target performance factor. Between the threshold and the maximum range, the actual result (either positive or negative) from the Adjusted ROE target goal and the corresponding performance factor is proportional. The performance factor will be interpolated for performance falling between these points. If the actual result of the Adjusted ROE is below 80% of the goal, the resulting performance factor will be zero. If the actual result of the Adjusted ROE is above 120% of the goal, the resulting performance factor will be capped at 175%. The actual payout for Performance Share awards is disclosed after the end of each performance period. For each Performance Share period, the Adjusted ROE goal considers the target range shared with MetLife investors. For the 2024-2026 performance period, the Adjusted ROE goal was established within the 15%-17% range communicated at the Company's 2024 Investor Day.

The Committee will modify the Adjusted ROE performance factor component if it determines that a "Significant Event," standing alone, changed the Adjusted ROE performance result by 1% or more compared to the Company's Business Plan. "Significant Events" include accounting changes, business combinations, restructuring, nonrecurring tax events, common share issuance or repurchases, catastrophes, litigation and regulatory settlements, asbestos and environment events, certain specified classes of non-coupon investments, and other significant nonrecurring, infrequent, or unusual items.

If an event has or will have a substantial effect on the business or TSR of a TSR Peer Group company, the Committee will remove that company from the list. Such events include bankruptcies, insolvencies, delisting, and divestitures, mergers, acquisitions, or similar transactions that significantly change the major markets or operational scope of business.

Notably, and consistent with previous awards, the performance factor will be capped at 100% if the Company's TSR for the performance period is zero or negative. This applies even if the Company's Adjusted ROE exceeds the performance goal and the Company's TSR outperforms its peers. This cap is an overall safeguard to ensure alignment with shareholders.

For the TSR component of the performance factor, the Company's performance is compared against insurance industry competitors around the world to reflect MetLife's business model and global reach. As a result, the TSR metric uses the TSR Peer Group, a group of competitors for capital, business, and executive talent that is more globally diverse

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than the Comparator Group the Committee uses for peer Total Compensation purposes. For information about the Company's TSR Peer Group, see *Comparator Group and Performance Share TSR Peer Group*.

In 2018, the Compensation Committee reviewed the TSR Peer Group and updated it for 2019 awards to ensure it reflected key competitors for business and/or investors. After its 2024 executive compensation program review the Committee made no changes for 2025 awards. See *Appendix A* for further details.

The following table shows the metrics used to determine the performance factor for Performance Share and Performance Unit awards relative to the goals for the applicable three-year performance period:

Performance Share and Performance Unit Performance Factor Determinations

	Adjusted ROE Performance as a Percentage of Business Plan Goal (%)	TSR Performance as a Percentile of Peers (%tile)	Performance Factor (%)
Below Threshold	0-79	0-24th	0
Threshold	80	25th	25
Target	100	50th	100
Maximum	120	87.5th	175
Above Maximum	121+	87.6th-99th	175

The performance metrics call for a cap to the entire performance factor at 100% if the Company's TSR for the performance period is zero or negative.

2022-2024 Performance Share Payout

The following charts show the metrics used to determine the performance factor for awards granted in 2022 and how the outcome was tied to Company performance relative to the performance goals for the 2022-2024 performance period:


Adjusted ROE: 50% Component of Performance Factor
TSR: 50% Component of Performance Factor
Performance Factor
BELOW THRESHOLD
THRESHOLD
TARGET
MAXIMUM
ABOVE MAXIMUM
0%
25%
100%
152.5%*
175%
76.0%*
Actual: 15.1%
10.6% (80%)
13.3% (Goal)
16.0% (120%)
Adjusted ROE Performance
(as a Percentage of Business Plan Goal)
*2022-2024 Performance Factor component
Actual: 42nd percentile
1st percentile
25th percentile
50th percentile
87.5th percentile
TSR Performance
(as a Percentile of Peers)
*2022-2024 Performance Factor component
Performance Factor 114.3% (average)

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The Committee established the Adjusted ROE performance goal for the 2022-2024 Performance Shares (and cash equivalents) in early 2022.

In measuring performance for this period, as required under the terms of the Performance Share Awards (**Awards**), the Committee modified the calculation of the Adjusted ROE performance component to reflect "Significant Events" as defined in the Awards, each of which had an effect on Adjusted ROE performance result by 1% or more compared to the Company's three-year Business Plan including the recast — and neutral translation — of the 2023 and 2024 Business Plans for the LDTI accounting standard change (a Significant Event), as well as the following Significant Events :

VII outside +/- 10% of earnings across three-year Business Plan: For the three-year period, VII was below the three-year Business Plan, driven by unfavorable returns on private equity and real estate funds mainly in 2023 and 2024 and met the criteria of a Significant Event, resulting in a $1.9 billion, net of income tax, increase to Adjusted Earnings and the corresponding average equity impact.

Asbestos litigation expense. As part of its standard practice, the Company reviews its decades-long asbestos liability periodically with a full assessment conducted annually. As a result of the 2023 and 2024 annual reviews, the Company recorded additional reserves based on certain updated assumptions and this met the criteria of a Significant Event, resulting in a $148 million, net of income tax, increase to Adjusted Earnings and the corresponding average equity impact.

The total Performance Factor would have been 93.7% without the Significant Event adjustments.

Value Realized From Performance Shares/Units Vested in 2024

This table shows how the performance factor and change in share value affected the value that award holders realized from 2022-2024 Performance Shares (or cash equivalents):

2022-2024 Performance Shares/Units - Realized Value Illustration

Event	# of Shares/Units (example only)	Date	Share Price ($)	Award Value (pre-tax) ($)
At Grant	1,000	February 22, 2022	68.96	68,960
At Board approval of 114.3% of Target Performance Factor	1,143	February 25, 2025	82.20	93,955
Award Value at Board approval of Performance Factor as a % of Award Value at Grant (reflects Performance Factor and change in Share price)				**136%**

Award Value differs from the grant date fair value calculated in accordance with the applicable accounting standard, ASC 718; the grant date fair value was disclosed in the Company's 2022 Proxy Statement on the Grants of Plan-Based Awards table. For more information, see *Option Exercises and Stock Vested in 2024*.

Outstanding Performance Shares continue to vest. As a result, those Performance Shares continue to reflect MetLife's Adjusted ROE performance and TSR. For more information, see *Outstanding Equity Awards at 2024 Fiscal Year-End*.

Phantom Stock-Based Awards

The Company grants cash-settled stock-based awards (**Phantom Awards**) to employees based outside the United States, if paying cash is more appropriate than delivering shares in light of tax and other regulatory circumstances. Each such vehicle has the same LTI award value, performance metrics, and vesting requirements as its Share-payable equivalent.

Rule of 65 for LTI Vesting

Employees whose combined age and complete years of MetLife employment is 65 or more, with at least five complete years of MetLife employment (the **Rule of 65**), will generally retain their awards following the end of their employment, unless discharged for cause, and subject to the below restrictive covenants.

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Restrictive Covenants

In order to protect the Company, MetLife's LTI provides that executive officers who leave MetLife and provide services to a competitor, or any employee who violates MetLife's U.S. agreement to protect corporate property or disparages MetLife, may lose those awards. The agreement to protect corporate property protects MetLife's ownership of its property and information (including intellectual property), and prohibits the employee from interfering with MetLife's business or soliciting MetLife's employees or certain of its agents to leave MetLife until 18 months following the end of employment.

Retirement and Other Benefits

MetLife recognizes the importance of providing comprehensive, cost-effective benefits to attract, retain, engage, and motivate talented employees. The Company reviews its benefits program from time to time and makes adjustments to the design of the program to meet these objectives and to remain competitive with other employers.

U.S.-Based Pension Program

The Company sponsors a pension program in which all eligible U.S.-based employees, including each U.S.-based executive officer, participate after one year of service. The program rewards employees for the length of their service and, indirectly, for their job performance because the amount of benefits increases with the length of employees' service and the salary and annual incentive awards they earn.

The program includes the MetLife Retirement Plan (the **Retirement Plan**) and the MetLife Auxiliary Plan (the **Auxiliary Plan**). The Auxiliary Plan provides pension benefits that would apply under the (qualified) Retirement Plan if U.S. tax limits on eligible compensation did not apply. It provides no additional or special benefits for executive officers. The same compensation formulas were used for benefits accrued in both plans in 2024.

Pension Plans Applicable to Mr. Khalaf

Mr. Khalaf is a legacy participant in the Deferred Compensation Plan for Globally Mobile Employees (the **Global Plan**) and the Alico Overseas Pension Plan (the **Overseas Plan**). Mr. Khalaf did not accrue any benefits for his compensation and service in 2024 under either plan. However, his potential early retirement reduction factor under each plan changed as a result of the difference in his age from year-end 2023 to year-end 2024.

For additional information about pension benefits for the Named Executive Officers, see *Pension Benefits at 2024 Fiscal Year-End*.

401(k) Program for U.S.-Based Executives

The Company sponsors a 401(k) program for U.S.-based employees in which each U.S.-based executive officer is eligible to contribute a portion of eligible compensation. U.S. employees are also eligible for employer matching contributions in order to encourage and reward such savings.

The program includes the MetLife 401(k) Plan (the **401(k) Plan**), a tax-qualified defined contribution plan that includes pre-tax contributions, Roth contributions, after-tax contributions, and catch-up contributions (for employees age 50 or older), and employer matching contributions under U.S. Internal Revenue Code requirements. Named Executive Officers and other eligible U.S.-based employees who elected to contribute a portion of their eligible compensation under the 401(k) Plan in 2024 received an employer matching contribution of their eligible compensation in the 401(k) Plan in 2024 as follows:

Employee Contribution (as a percentage of eligible compensation) (%)	Employer Matching Contribution (as a percentage of eligible compensation) (%)
3	3.0
4	3.5
5 or more	4.0

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The program also includes the MetLife Auxiliary Match Plan (the **Match Plan**), an unfunded nonqualified deferred compensation plan that provides employer contributions for employees who elect to contribute to the 401(k) Plan and who have compensation beyond annual U.S. Internal Revenue Code limits. The contributions are similar to those that match employee contributions to the 401(k) Plan.

Employer matching contributions for the Named Executive Officers are included in the "All Other Compensation" column of the *Summary Compensation Table*. Because the Match Plan is a nonqualified deferred compensation plan, the Company's contributions to the Named Executive Officers' accounts, and the Named Executive Officers' accumulated account balances and any payouts made during 2024, are reported in the table entitled *Nonqualified Deferred Compensation at 2024 Fiscal Year-End*.

U.S.-Based Nonqualified Deferred Compensation Program

The Company sponsors a nonqualified deferred compensation program for employees at the Assistant Vice President level and above in the U.S., including each Named Executive Officer to receive tax-deferred simulated investments. See *Nonqualified Deferred Compensation at 2024 Fiscal Year-End* for amounts of nonqualified deferred compensation reported for the Named Executive Officers.

Perquisites

The Company provided executive officers limited perquisites in 2024.

- To maximize the accessibility and security of executive officers, the Company made leased vehicles and drivers or other car services available to executives for commuting and personal use.

- The Company leases an aircraft for purposes of efficient business travel and security for our executives. While the CEO may occasionally use the aircraft for personal travel at the Company's expense, the Company policy does not require him to use the aircraft for all personal and business travel. The Company has a policy that allows for companion travel on business-related flights on the aircraft by personal guests of the executive officers, as approved by the CEO. Such personal guests may occasionally accompany executive officers on business-related travel on the aircraft, such as company-sponsored events. If the executive officers, or their guests use the aircraft for personal purposes, income is imputed to the employees for such personal use in accordance with the IRS rules.

- For recordkeeping and administrative convenience, the Company paid certain other costs, such as incidental personal expenses for executive officers related to business functions. The Company's incremental cost for these items was less than $500 for each of the Named Executive Officers.

- The Company holds events to facilitate and strengthen its relationship with customers, potential customers,   and other business partners, such as events at MetLife Stadium. The Company occasionally allows employees, including executive officers, their family members, and their personal guests, personal use of its facilities at MetLife Stadium, to the extent space at such events is available or the facilities are not in use for business purposes.

- Each of the Named Executive Officers are responsible for any personal income taxes due as a result of receiving any of the above benefits. The Company does not pay, or gross-up any compensation to cover, any Executive Officer's income tax on benefits or perquisites.

To promote the executive officers' safety while not at MetLife's offices, the Company provides them with security protection, which is considered a business necessity. Consistent with current market dynamics, there is heightened focus on executive security with situational protection provided based on periodic assessment of needs/risks.

The incremental cost of perquisites provided to the Named Executive Officers for 2024 is included in the "All Other Compensation" column of the *Summary Compensation Table*, if the total cost of those perquisites for that executive exceeds $10,000.

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Potential Termination Payments

Severance Pay and Related Benefits

The following describes the Company's standard severance program. The Company may, in the future, enter into severance agreements that differ from the general terms of the program where business circumstances warrant.

If the employment of a U.S.-based executive officer ends involuntarily due to job elimination or, in limited circumstances, due to performance, he or she may be eligible for the severance program available to substantially all salaried employees. The program generally provides employees with severance pay, outplacement services, and other benefits. Employees terminated for cause, as defined under the program, are not eligible. The amount of severance pay reflects the employees' salary grade, base salary rate, and length of service. The severance pay formula for officer-level employees is potentially higher than that for other employees. Longer-service employees receive greater payments than shorter-service employees, given the same salary grade and base salary. Depending on the terms of the individual's particular award, employees who meet the Rule of 65 or other applicable age and service criteria retain their outstanding LTI. Otherwise, employees who receive severance pay also generally receive a pro-rata cash payment in consideration of certain forfeited Performance Shares (generally, those awards granted in prior calendar years).

Change-in-Control Arrangements

The Company has adopted arrangements regarding the impact on the executive officer's compensation and benefits in the event of a change-in-control of MetLife. None of the executive officers are entitled to any excise tax gross-up either on severance pay or on any other benefits payable in the event of a change-in-control of the Company.

The Company established the MetLife Executive Severance Plan (the **Executive Severance Plan**) in 2007 to apply to all executive officers and replace individual change-in-control agreements.

The Board determined the terms of the plan based on its judgment of what is necessary to maximize shareholder value should a change-in-control occur. The Company designed the elements of its change-in-control definition to include circumstances where effective control over the Company would be captured by interests that differ substantially from those of the broad shareholder base the Company now has, without impinging on the Company's flexibility to engage in transactions that are unlikely to involve such a transformation. An executive officer who receives benefits under the Executive Severance Plan would not also be eligible to receive severance pay under the Company's severance plan that is available to substantially all salaried employees.

The Executive Severance Plan does not provide for any payments or benefits based solely on a change-in-control of MetLife. Rather, the Plan provides for severance pay and related benefits only if the executive's employment also ends under defined circumstances.

The Company's LTI also includes change-in-control provisions. Under these provisions, MetLife or its successor may substitute an alternative award of equivalent value and with vesting provisions no less favorable than the award being replaced. Only if such substitution does not occur would the awards vest immediately upon a change-in-control.

For additional information about change-in-control arrangements, including the Company's definition of change-in-control for these purposes, see *Potential Payments upon Termination or Change-in-Control at 2024 Fiscal Year-End*.

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04 How do we review compensation against peer companies?

The Compensation Committee periodically reviews the competitiveness of MetLife's Total Compensation framework using data reflecting a comparator group of companies in the insurance and broader financial services industries with which MetLife competes for executive talent (the **Comparator Group**).

The Committee chose the members of the Comparator Group based on the size of the firms relative to MetLife and the extent of their global presence or their similarity to MetLife in the importance of investment, and risk management to their businesses, as well as their being competitors for executive talent. It reviews the composition of the Comparator Group from time to time to ensure that the group remains an appropriate comparator group for the Company as it did in 2024, see *2024 Executive Compensation Program Review*.

In determining the executive officer's Total Compensation for 2024, the Committee considered the global nature of the Company's business and the Company's size, scope, and complexity relative to its peers, the challenges the executive officer manages, and the Committee's expectations for the executive's and the Company's performance. MetLife's competitive compensation philosophy is generally to provide Total Compensation around the size-adjusted median for similar positions at Comparator Group companies, taking into account MetLife's assets, revenue, and market capitalization relative to other companies in the Comparator Group. As a result, the Committee considered an executive officer's Total Compensation to be competitive if it fell within a reasonable range of that size-adjusted median. While the Committee considers the competitive range, its compensation decisions are also based on individual factors such as performance, expectations of contributions to future performance, experience, and retention considerations. The Committee reviewed individual elements of the executive officer's Total Compensation in comparison to available Comparator Group data, with a primary focus on Total Compensation. For 2024 performance and expectations of future contributions, each Named Executive Officer's Total Compensation fell within this reasonable range of the point representing the size-adjusted median for the executive's 2024 position.

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Comparator Group



$177.6B

JPMorgan Chase & Co.

AXA SA

Bank of America Corporation

Wells Fargo & Company

Citigroup Inc.

METLIFE $71B

69th

Percentile of Comparator Group

Prudential Financial Inc.

American Express Company

Allstate Corp.

Morgan Stanley

Chubb Ltd.

The Travelers Companies, Inc.

Manulife Financial Corp.

U.S. Bancorp

American International Group

Sun Life Financial Inc.

Hartford Financial Services

Aflac Inc.

$18.9B

2024 Revenues

$4,002.9B

JPMorgan Chase & Co.

Bank of America Corporation

Citigroup Inc.

Wells Fargo & Company

Morgan Stanley

Prudential Financial Inc.

Manulife Financial Corp.

U.S. Bancorp

AXA SA

METLIFE $677B

53rd

Percentile of Comparator Group

American Express Company

Sun Life Financial Inc.

Chubb Ltd.

American International Group

The Travelers Companies, Inc.

Aflac Inc.

Allstate Corp.

Hartford Financial Services

$80.9B

Total Assets as of December 31, 2024

$670.7B

JPMorgan Chase & Co.

Bank of America Corporation

Wells Fargo & Company

American Express Company

Morgan Stanley

Citigroup Inc.

Chubb Ltd.

AXA SA

U.S. Bancorp

METLIFE $56B

43rd

Percentile of Comparator Group

Aflac Inc.

The Travelers Companies, Inc.

Manulife Financial Corp.

Allstate Corp.

American International Group

Prudential Financial Inc.

Sun Life Financial Inc.

Hartford Financial Services

$31.4B

Market Capitalization as of December 31, 2024

MetLife is excluded from the Comparator Group when determining its percentile rank.

See *Appendix A* for further details.

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Comparator Group and Performance Share TSR Peer Group

MetLife competes for executive talent with the compensation Comparator Group companies in the insurance and broader financial services industries. These companies also disclose compensation data that allows the Company to make useful comparisons.

The Performance Share global TSR Peer Group includes MetLife's key publicly-traded insurance company competitors for business and/or investors. These competitors face business challenges similar to those MetLife faces, and therefore make more appropriate performance comparators than do some of the Comparator Group companies.

Performance Share TSR Peers: Insurance Companies (with ticker symbol)

				Compensation Comparator Group: Insurance and Financial Services Companies (with ticker symbol)
Aflac (AFL)	The Hartford (HIG)	American Express (AXP)	U.S. Bancorp (USB)	
AIG (AIG)	Manulife (MFC)	Bank of America (BAC)	Wells Fargo (WFC)	
Allstate (ALL)	Prudential (PRU)	Citigroup (C)		
AXA (AXA)	Sun Life (SLF)	JPMorgan Chase (JPM)		
Chubb (CB)	Travelers (TRV)	Morgan Stanley (MS)		
Allianz (ALV)	Principal Financial (PFG)			
Dai-ichi (8750)	Prudential plc (PRU LN)			
Globe Life Inc. (GL)	Unum (UNM)			
Legal & General (LGEN)	Zurich (ZURN)			
Lincoln National (LNC)				

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05 | How do we manage risk related to our compensation program?

Risk Management

MetLife's compensation program leverages best practices and has a number of features that contribute to prudent decision making and do not incent executives to take excessive risks, including balance in design, risk mitigation policies, and Compensation Committee oversight that extends to incentive arrangements below the executive officers.

Incentive compensation aligned with risk management	• Adjusted Earnings – an important incentive compensation metric – excludes net investment gains and losses, net derivative gains and losses, and market risk benefit remeasurement gains and losses • Executives are not penalized for hedging business exposures to risks inherent in a number of products, and not rewarded when the hedging positions benefit the Company • Executives are not rewarded for harvesting capital gains beyond prudent capital and risk management • Aligns with Company policy not to use derivatives for speculative purposes • AVIP VII collar facilitates prudent risk management • Company assesses Executives' performance in risk management and governance practices
Long-term focus	• Three-year overlapping performance periods and vesting for long-term incentive compensation • Time horizons for compensation reflect the extended time horizons to realize the results of many business decisions
Compensation Recoupment Policies ("clawback" and forfeiture)	**Performance-Based Compensation Recoupment Policy** • Applies to all employees, including executive officers • Company may seek to recoup performance-based compensation with respect to the period of misconduct • Misconduct is fraudulent or other wrongful conduct that causes the Company or business financial or reputational harm, including an accounting restatement required by material noncompliance with financial reporting requirements • For executive officers, Company may also seek to recoup compensation based on materially inaccurate performance measures, regardless of fault • Applies to all equity award types (both time and performance based) **Recoupment of Erroneously Awarded Compensation under the Dodd-Frank Wall Street Reform and Consumer Protection Act Policy** • Executive officers, including former officers are required to repay erroneously awarded compensation in the event of certain financial restatements regardless of fault
Hedging and pledging policies	• Directors and employees, including executive officers, may not short-sell, hedge, trade in put and call options in, or pledge their Company securities • Intended to prevent a misalignment, or appearance of misalignment, of interests with shareholders
Annual risk-review of incentive compensation programs	• Chief Risk Officer reviews programs and reports to the Compensation Committee • Intended to ensure that programs do not encourage excessive risk-taking • Analyzes performance measures, performance periods, payment determination processes, management controls, and risk management processes • Chief Risk Officer concluded for 2024 that compensation programs did not encourage excessive risk-taking and, as a result, are not reasonably likely to have a material adverse effect on the Company
Share ownership guidelines	• Ensure that executives' interests are aligned with those of shareholders • Encourage prudent risk-taking to the long-term benefit of shareholders • Apply to employees at Senior Vice-President level and above, including executive officers • Require retention of all net shares acquired from compensation awards to achieve and maintain ownership at or above the requirement

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Executive Share Ownership

The share ownership of the Named Executive Officers was, as of March 14, 2025:

Name	Guideline (Multiple of Annual Base Salary Rate)	Ownership at or Above Guideline	Compliant with 100% Net Share Retention[1]
Michel A. Khalaf	7	✓	✓
John D. McCallion	4	✓	✓
Bill Pappas	4	✓	✓
Ramy Tadros	4	✓	✓
Marlene Debel	4	✓	✓

[1]   Requires retention of all net shares acquired from compensation awards to achieve and maintain ownership at or above the guideline.

The Company sets share ownership guidelines by level of executive responsibilities, and may increase those guidelines immediately upon the executive assuming additional responsibilities. An executive is expected to retain all net shares acquired from compensation awards to achieve and maintain ownership at or above the guidelines. Employees may count the value of shares they or their immediate family members own directly or in trust. They may also count shares deferred under the Company's nonqualified deferred compensation program.

The Company does not count outstanding LTI awards toward these guidelines. Nevertheless, each Named Executive Officer has significant outstanding awards deliverable in shares that further align the executive's interests with those of shareholders.

Stock-Based Award Timing Practices

The following information is being provided as required by Item 402(x) of Regulation S-K. The Compensation Committee grants LTI to executive officers at or around its regularly scheduled meeting in February of each year. On the rare occasions when the Committee grants awards in connection with the hiring or change in responsibilities of an executive officer, or in order to encourage the executive to remain employed, it does so coincident with (or shortly after) the hiring, original vesting or payment date of awards from a prior employer that were forfeited to join MetLife, change in responsibilities, or other related changes. The Committee does not take material non-public information (**MNPI**) into account when determining the timing and terms of LTI awards, and the Committee does not time the disclosure of MNPI for the purpose of affecting the value of executive compensation.

No Stock Options or SARs were granted to any employees, including the NEOs in 2024 during any period beginning four business days before filing a periodic report or current report disclosing MNPI and ending one business day after such filing with the SEC.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of certain compensation paid to certain executives. The Committee grants nondeductible compensation as it determines to be in the interests of the Company.

Accounting Considerations

Performance Shares, Restricted Stock Units, and Stock Options (granted in 2024 and earlier), qualify as equity-classified instruments whose fair value for determining compensation expense under current accounting rules is fixed on the date of grant.

MetLife records Phantom Awards, which are settled in cash, as liabilities. It re-measures the liability and corresponding expense quarterly.

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Summary Compensation Table

The amounts reported in the table for each year shown include several elements that were not paid to the Named Executive Officers in that year. The table includes items such as salary and cash incentive compensation that have been earned. It also includes the grant date fair value of Share-based LTI awards granted in the applicable year which may never become payable or be delivered or may ultimately have a value that differs substantially from the values reported in this table. The table also includes changes in the value of pension benefits from prior year-end to year-end 2024 which will become payable only after the Named Executive Officer ends employment. The same is true of the items and amounts reported in the table for 2023 and 2022.

In addition, the amounts in the Total column do not represent Total Compensation as defined for purposes of the Company's compensation framework and philosophy and include elements that do not relate to 2024 performance.

For additional information, see the *Compensation Discussion and Analysis.*

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Michel A. Khalaf President and CEO	2024	1,500,000	11,590,462	1,672,128	4,600,000	636,545	322,044	20,321,179
	2023	1,475,000	11,285,532	1,597,381	4,800,000	1,088,180	279,916	20,526,009
	2022	1,387,500	10,145,223	1,297,465	5,000,000	—	277,238	18,107,426
John D. McCallion EVP, CFO of MetLife, Inc., and Head of MIM	2024	1,012,500	3,863,550	557,376	2,600,000	290,485	171,646	8,495,557
	2023	980,000	4,414,433	528,784	2,700,000	460,687	189,425	9,273,329
	2022	937,500	3,485,055	445,700	2,800,000	387,727	174,404	8,230,386
Bill Pappas EVP and Head of GTO	2024	930,625	3,322,679	479,349	2,100,000	286,343	125,225	7,244,221
	2023	901,250	3,624,013	448,921	2,200,000	343,987	128,050	7,646,221
	2022	868,750	2,981,660	381,322	2,300,000	308,874	122,750	6,963,356
Ramy Tadros Regional President, U.S. Business, and Head of MLH	2024	907,500	3,338,083	481,576	2,100,000	230,028	124,300	7,181,487
	2023	876,250	3,643,454	451,678	2,200,000	360,686	127,050	7,659,118
	2022	843,750	3,001,012	383,796	2,300,000	315,576	121,750	6,965,884
Marlene Debel EVP, CRO of MetLife, Inc., and Head of MII	2024	815,000	2,125,006	306,558	2,000,000	271,475	122,796	5,640,835
	2023	747,917	2,514,875	291,935	1,800,000	270,014	102,129	5,726,870

[1] The amounts reported for Stock Awards were calculated by multiplying the number of shares by the respective grant date fair value: $62.87 for February 27, 2024, $57.30 for August 31, 2023, $65.68 for February 28, 2023 and $62.83 for February 22, 2022, respectively. The amounts shown are the aggregate grant date fair value of the awards under ASC 718 consistent with the estimate of aggregate compensation cost to be recognized over the service period. For Performance Shares, the amounts are based on target performance, which is a total performance factor of 100%. This is the "probable outcome" of the performance conditions to which those awards are subject, determined under ASC 718.

The grant date fair values of the Performance Shares assuming the highest level of performance conditions would be 1.75 times the amounts included in this column below, rounded down to the nearest whole Share, because the same grant date fair value per share would be used but the total performance factor used would be 175%. For 2024 Performance share awards, that would produce the following hypothetical Grant Date Fair Values:

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Name	Hypothetical Grant Date Fair Value of 2024-2026 Performance Shares at Maximum Performance Level ($)
Michel A. Khalaf	16,703,805
John D. McCallion	5,568,019
Bill Pappas	4,788,494
Ramy Tadros	4,810,687
Marlene Debel	3,062,461

For a description of the assumptions made in determining the expenses of share awards, see Notes 1 and 19 of the Notes to the Consolidated Financial Statements in the 2024 and 2023 Form 10-K and Notes 1 and 16 of the Notes to the Consolidated Financial Statements in the 2022 Form 10-K. In determining these expenses, the Company assumed that each NEO would satisfy any service requirements for vesting of the award. As a result, while a discount for the possibility of forfeiture of the award for this reason was applied to determine the expenses of these awards as reported in the Company's Annual Reports on Form 10-K, no such discount was applied in determining the expenses reported in this column.

2   The amounts reported were calculated by multiplying the number of Stock Options by a grant date fair value per option of: $17.13 for February 27, 2024, $17.56 for February 28, 2023 and $15.18 for February 22, 2022, respectively. No monetary consideration was paid by a NEO for any awards.

The amounts shown are the aggregate grant date fair value of the Stock Options granted in each year under ASC 718, consistent with the estimate of aggregate compensation cost to be recognized over the service period. For a description of the assumptions made in determining the expenses of Stock Option awards, see Notes 1 and 19 to the Consolidated Financial Statements in the 2024 and 2023 Form 10-K, Notes 1 and 16 to the Consolidated Financial Statements in the 2022 Form 10-K. In determining these expenses, it was assumed that each NEO would satisfy any service requirements for vesting of the award. As a result, while a discount for the possibility of forfeiture of the award was applied to determine the expenses of these awards as reported in the Company's Annual Reports on Form 10-K, no such discount was applied in determining the expenses reported in this column.

3   None of the Company's NEOs had any above-market or preferential earnings on nonqualified deferred compensation in 2024 or any other year presented. The change in pension value reported in this column represents the increase in actuarial present value of any NEOs accumulated benefit under all defined benefit and actuarial pension plans in which the NEO participates. For 2022, the present value amounts of Mr. Khalaf's Global Plan and Overseas Plan benefits, which are both frozen, decreased from 2021. These decreases were due to the large increase in the discount rate from 2021, partially offset by the increase in present value due to Mr. Khalaf's increase in age. The present value amounts of Mr. Khalaf's Retirement Plan and Auxiliary Retirement Plan benefits increased due to standard benefits earned in 2022. For 2022, the total change in present value for all pension plans combined for Mr. Khalaf was a decrease of $749,210.

4   The amounts shown include the following items:

Name	Employer Match Program Contributions ($)[a]	Perquisites and Other Personal Benefits ($)[b]	Total ($)
Michel A. Khalaf	252,000	70,044	322,044
John D. McCallion	148,500	23,146	171,646
Bill Pappas	125,225	—	125,225
Ramy Tadros	124,300	—	124,300
Marlene Debel	104,600	18,196	122,796

a   The amounts reflect employer matching contributions to the Employer 401(k) and the Match Plan in 2024.

b   For Messrs. Khalaf, and McCallion, and Ms. Debel, the amount shown includes the incremental cost to the Company of (i) personal benefits in connection with a business conference, meeting, or other event, and (ii) items related to personal automobile travel. For Ms. Debel, the amount shown also includes the incremental cost to the Company of a personal security services assessment. For Mr. Khalaf, the amount shown reflects the incremental cost to the Company of (i) personal use of the Company's leased aircraft, and (ii) $51,953 for security services during personal travel, which includes the costs for security personnel and security team equipment.

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Grants of Plan-Based Awards in 2024

The table below reflects equity awards granted to our Named Executive Officers in 2024. In addition, each Named Executive Officer serving as of February 2025 was eligible for a 2024 AVIP award at that time. The technical maximum amount prescribed by the governing plan, the 2015 Stock and Incentive Plan, in any given year is $10 million. The amounts of the 2024 AVIP awards paid to the NEOs do not approach this limit. For more information about non-equity incentive plan eligibility and awards made in 2025 based on 2024 performance, see the *Summary Compensation Table and the Compensation Discussion and Analysis*.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1,3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2,3]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold (#)	Target (#)	Maximum (#)				
Michel A. Khalaf	February 27, 2024	37,955	151,822	265,688				9,545,049
	February 27, 2024				32,534			2,045,413
	February 27, 2024					97,614	69.16	1,672,128
John D. McCallion	February 27, 2024	12,652	50,608	88,564				3,181,725
	February 27, 2024				10,845			681,825
	February 27, 2024					32,538	69.16	557,376
Bill Pappas	February 27, 2024	10,880	43,523	76,165				2,736,291
	February 27, 2024				9,327			586,388
	February 27, 2024					27,983	69.16	479,349
Ramy Tadros	February 27, 2024	10,931	43,725	76,518				2,748,991
	February 27, 2024				9,370			589,092
	February 27, 2024					28,113	69.16	481,576
Marlene Debel	February 27, 2024	6,958	27,835	48,711				1,749,986
	February 27, 2024				5,965			375,020
	February 27, 2024					17,896	69.16	306,558

[1] The amounts in these columns reflect a range of shares the Company may deliver to settle Performance Shares granted to each NEO in 2024. In each case, it is also possible that no shares will be delivered. If the 25% threshold performance factor in the metrics endorsed by the Compensation Committee applies, each NEO would receive the number of Performance Shares reflected in the Threshold column of this table. If the target performance factor applies, each NEO would receive the number of Performance Shares reflected in the Target column of the table. The maximum performance factor of 175% is reflected in the Maximum column of the table.

[2] The amounts in this column reflect the potential number of shares the Company may deliver to settle Restricted Stock Units granted to each NEO in 2024. In each case, it is also possible that no shares will be delivered.

[3] For a more detailed description of the material terms and conditions of these awards, see the *Compensation Discussion and Analysis*.

[4] The amount shown is the aggregate grant date fair value of stock and option awards determined pursuant to FASB Codification Topic 718. The assumptions used in calculating the grant date fair values of the grants made in 2024 are described under "Stock-Based Compensation Plans" in Note 19 to our consolidated financial statements in the 2024 Form 10-K.

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Outstanding Equity Awards at 2024 Fiscal Year-End

The table below presents information about:

- Option Awards MetLife granted to the Named Executive Officers that were outstanding on December 31, 2024 because they had not been exercised or forfeited as of that date.
- Performance Shares MetLife granted to the Named Executive Officers that were outstanding on December 31, 2024 because they had not vested as of that date.
- Restricted Stock Units MetLife granted to the Named Executive Officers that were outstanding on December 31, 2024 because they had not vested as of that date.

	Option Awards[1,6]				Stock Awards[1,6]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested ($)[5]
Michel A. Khalaf	28,817	—	46.85	February 27, 2027				
	34,608	—	45.50	March 1, 2028				
	90,726	—	44.65	February 25, 2029				
	94,578	—	47.58	February 24, 2030				
	90,126	—	57.43	February 22, 2031				
	56,981	28,491	68.96	February 21, 2032				
	30,322	60,645	71.73	February 27, 2033				
	—	97,614	69.16	February 26, 2034				
					62,249	5,096,948	513,318	42,030,478
John D. McCallion	6,533	—	46.85	February 27, 2027				
	10,712	—	45.50	March 1, 2028				
	30,242	—	44.65	February 25, 2029				
	34,048	—	47.58	February 24, 2030				
	31,348	—	57.43	February 22, 2031				
	19,574	9,787	68.96	February 21, 2032				
	10,037	20,076	71.73	February 27, 2033				
	—	32,538	69.16	February 26, 2034				
					32,641	2,672,645	170,539	13,963,733
Bill Pappas	27,430	—	57.43	February 22, 2031				
	16,746	8,374	68.96	February 21, 2032				
	8,521	17,044	71.73	February 27, 2033				
	—	27,983	69.16	February 26, 2034				
					25,695	2,103,907	145,759	11,934,747
Ramy Tadros	5,933	—	45.50	March 1, 2028				
	20,162	—	44.65	February 25, 2029				
	28,374	—	47.58	February 24, 2030				
	27,430	—	57.43	February 22, 2031				
	16,855	8,428	68.96	February 21, 2032				
	8,574	17,148	71.73	February 27, 2033				
	—	28,113	69.16	February 26, 2034				
					25,790	2,111,685	146,539	11,998,613
Marlene Debel	10,600	—	46.85	February 27, 2027				
	10,712	—	45.50	March 1, 2028				
	12,013	—	44.65	February 25, 2029				
	13,241	—	47.58	February 24, 2030				
	15,674	—	57.43	February 22, 2031				
	10,657	5,329	68.96	February 21, 2032				
	5,541	11,084	71.73	February 27, 2033				
	—	17,896	69.16	February 26, 2034				
					19,331	1,582,822	93,967	7,694,018

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[1] Each of these Option Awards are Stock Options. Each Option Award has an expiration date that is the day before the tenth anniversary of its grant date. Each Option Award becomes exercisable at a rate of one-third of each annual grant on each of the first three anniversaries of the grant date, subject to conditions.

[2] Each of these Stock Awards is Restricted Stock Units that vest in thirds on the first business day of March on or following each of the first three anniversaries of the grant date, except for a special one-time grant of Restricted Stock Units on August 31, 2023 to Messrs. McCallion (11,841 shares), Tadros (7,894 shares), and Pappas (7,894 shares), and Ms. Debel (7,894 shares) that will vest on the third anniversary of their date of grant.

[3] The hypothetical amount reflected in this column for each Named Executive Officer is equal to the number of Restricted Stock Units reflected in the column entitled "Number of Shares or Units of Stock That Have Not Vested" multiplied by the closing price of a share on December 31, 2024, the last business day of that year.

[4] Each of these Stock Awards is made up of Performance Shares that vest at the end of a three-year performance period. The number of Stock Awards reported is the maximum number of shares that the Company could deliver for the following performance periods:

	Maximum Performance Shares[a]	
	2023-2025 (#)	2024-2026 (#)
Michel A. Khalaf	247,630	265,688
John D. McCallion	81,975	88,564
Bill Pappas	69,594	76,165
Ramy Tadros	70,021	76,518
Marlene Debel	45,256	48,711

[a] The Company has not yet delivered any shares for these Performance Shares. The number of shares the Company delivers may be lower than the amounts reflected in this table. Under the terms of the awards, the number of shares the Company delivers, if any, will depend on a performance factor that the Board determines based upon a three-year performance period. The maximum performance factor has been used to report these outstanding awards because it was not possible to determine the Company's performance in 2025 or 2026 at the time this Proxy Statement was filed.

[5] The hypothetical amount reflected in this column for each Named Executive Officer is equal to the number of Performance Shares reflected in the column entitled "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" multiplied by the closing price of a share on December 31, 2024, the last business day of that year.

[6] The Option Awards granted in 2017 and earlier reflect an adjustment made as of August 4, 2017. On that date, MetLife, Inc. completed the separation of Brighthouse Financial through a distribution of Brighthouse Financial, Inc. common stock to MetLife, Inc. common shareholders. LTI award holders did not receive anything in that distribution. As a result, in order to maintain the intrinsic value of the LTI pursuant to the anti-dilution provisions of the 2015 Stock and Incentive Plan (or other applicable plan), the Company increased Option Awards and Stock Awards outstanding as of that date by an adjustment ratio, and lowered the Option Awards' exercise price by dividing it by the same adjustment ratio. The Company determined the adjustment ratio by dividing the $53.92 closing price of MetLife, Inc. common stock on August 4, 2017, by the $48.17 opening price of MetLife, Inc. common stock on August 7, 2017, the next trading day.

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Option Exercises and Stock Vested in 2024

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michel A. Khalaf	51,319	1,494,603	181,609	14,510,286
John D. McCallion	—	—	62,303	4,978,752
Bill Pappas	—	—	53,349	4,262,754
Ramy Tadros	—	—	53,675	4,289,010
Marlene Debel	22,810	995,147	33,792	2,701,692

[1] The amount for the value realized on exercise of Option Awards is the market value of shares when the executive exercised the Stock Option less the exercise price.

[2] These amounts include shares the Company delivered for Restricted Stock Units that vested in 2024. The value realized on vesting was determined using the closing price of a share on the vesting date. None of the NEOs had the opportunity to defer the shares that they might receive for these awards.

These amounts also include shares deliverable for Performance Shares for the 2022-2024 performance period, which vested on December 31, 2024. The value realized on vesting was determined by multiplying the number of shares deliverable, by the closing price of shares on the vesting date. The number of shares deliverable for this award was calculated by multiplying the number of Performance Shares by the performance factor that pertained to the awards, which was 114.3%. For more information, see "Performance Shares" in *How did we compensate our CEO and other Named Executive Officers?* The NEOs who had a Performance Share award for the 2022-2024 performance period had the opportunity to defer shares deliverable for that award. None of them chose to defer any of those shares.

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Pension Benefits at 2024 Fiscal Year-End

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2,3]
Michel A. Khalaf	Retirement Plan	5.67	146,520
	Auxiliary Plan	5.67	3,037,769
	Global Plan	2.42	1,172,050
	Overseas Plan	27.66	2,339,387
John D. McCallion	Retirement Plan	17.50	390,868
	Auxiliary Plan	17.50	2,068,762
Bill Pappas	Retirement Plan	4.08	95,377
	Auxiliary Plan	4.08	1,046,773
Ramy Tadros	Retirement Plan	6.33	134,352
	Auxiliary Plan	6.33	1,324,329
Marlene Debel	Retirement Plan	12.50	307,005
	Auxiliary Plan	12.50	1,516,757

[1] Number of Years Credited Service reflects the number of years of service credited for determination of the amount of benefits, for those with sufficient service for purposes of eligibility, as of December 31, 2024, based upon each plan's measurement date used for financial statement reporting purposes with respect to MetLife, Inc. 2024 audited financial statements. Service for eligibility is determined separately and by different criteria from service for the determination of amount of benefits.

[2] Present Value of Accumulated Benefit reflects the actuarial present value of accumulated pension benefits as of December 31, 2024, based upon each plan's measurement date used for financial statement reporting purposes with respect to MetLife, Inc. 2024 audited financial statements.

[3] No Named Executive Officer received pension benefits payments in 2024.

U.S.-Based Pension Program

Each of the Named Executive Officers was eligible to participate in the U.S.-based Retirement Plan and Auxiliary Plan for all or a portion of 2024. Eligible employees qualify for pension benefits after one year of service and become vested in their accrued benefits after three years of service.

Pension Plans

Pension benefits are paid under two separate plans, primarily due to U.S. Internal Revenue Code requirements. The Retirement Plan is a tax-qualified defined benefit pension plan that provides benefits for eligible employees on the United States payroll. The U.S. Internal Revenue Code imposes annual limitations on eligible compensation and on the amounts that can be paid under the Retirement Plan. The purpose of the Auxiliary Plan is to provide benefits which eligible employees would have received under the Retirement Plan if these limitations were not imposed. Benefits under the Auxiliary Plan are calculated in substantially the same manner as they are under the Retirement Plan. The Auxiliary Plan is unfunded, and benefits under that plan are general unsecured promises of payment.

Determination of Benefits.

Each Named Executive Officer's benefit under the U.S.-based plans will be determined under a formula based on monthly credits (the **Account Formula**). This formula applies to all similarly-situated employees. Each Named Executive Officer had sufficient service as of year-end 2024 to be fully vested in his or her Account Formula benefit.

Under the Account Formula, an eligible employee's account is credited each month with an amount equal to 5% of eligible compensation up to the Social Security wage base (for 2024, $168,600), plus 10% of eligible compensation in excess of that wage base. Eligible compensation includes base salary and eligible annual incentive awards. In addition, amounts credited to each employee earn interest at an approximation of the U.S. government's 30-year Treasury securities rate.

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Once the employee's eligible compensation exceeds the U.S. Internal Revenue Code annual limitation on eligible compensation, monthly credits continue in the Auxiliary Plan.

Form and Timing of Payment of Benefits

An employee may choose to receive vested Account Formula benefits from the Retirement Plan as a single lump-sum payment or as one of several forms of annuity at termination of employment or deferred until no later than age 65. Amounts accrued under the Auxiliary Plan that are determined by the Account Formula are paid in a lump sum at termination of employment or death, subject to any elections and other terms described under the U.S. Internal Revenue Code Section 409A (**Section 409A**), which governs the taxation of non-qualified deferred compensation paid by the Company to employees (or former employees) and other service providers.

Section 409A

Account Formula benefits in the Auxiliary Plan are subject to the requirements of Section 409A. Payments of amounts that are subject to Section 409A requirements payable to the top 50 highest paid officers in the Company that are due upon separation from service are delayed for six months following their separation.

Retirement Eligibility

Account Formula participants qualify to be paid their full vested benefit when their employment ends. Because Account Formula benefits are based on total amounts credited for the employee and not final average compensation, those benefits are not reduced for any early retirement.

Normal Retirement Eligibility applies at age 65 with at least one year of service. An employee is eligible for early Retirement Eligibility beginning at age 55 with 15 years of service. Each year of age over 57-1/2 reduces the number of years of service required to qualify for early retirement, until normal Retirement Eligibility at age 65 and at least one year of service.

While attaining Retirement Eligibility does not affect Account Formula benefits, attaining Retirement Eligibility does affect whether a departed employee may continue to exercise vested Stock Options or Unit Options granted in 2024 or earlier and whether distribution elections of compensation deferred under the MetLife Leadership Deferred Compensation Plan (the **Leadership Plan**) as described in the text accompanying *Nonqualified Deferred Compensation at 2024 Fiscal Year-End*, in 2014 or earlier will be honored. See the text accompanying *Potential Payments upon Termination or Change-in-Control* for a discussion of these effects as of 2024 year-end.

Of the Named Executive Officers, only Michel Khalaf was Retirement Eligible by year-end 2024.

Mr. Khalaf's Legacy Pension Benefits

Mr. Khalaf did not accrue any benefits for his compensation and service in 2024 under either the Global Plan or the Alico Overseas Pension Plan (the **Overseas Plan**). However, his potential early retirement reduction factor under each plan changed as a result of the difference in his age from year-end 2023 to year-end 2024.

Overseas Plan

Mr. Khalaf has participated in the Overseas Plan for over 28 years, dating back to his service with Alico and its affiliates prior to MetLife's 2010 acquisition of that company. The Overseas Plan is for non-U.S.-based employees, and does not count compensation earned for services in the United States. The purpose of the Overseas Plan is to provide benefits for eligible employees based on length of service and base salary, excluding compensation for services to the Company while in the U.S. Eligible employees qualify for pension benefits after six months of service and become vested in their benefits after five years of service. The Overseas Plan is unfunded, and benefits under that plan are general unsecured promises of payment.

Mr. Khalaf's service for purposes of the Overseas Plan includes his period of service with Alico and its affiliates prior to the Company's acquisition of Alico on the same basis as such service is credited to other similarly-situated employees. The Overseas Plan does not recognize service by any employee for the first six months of employment or service by an employee in the United States while the employee is a U.S. taxpayer, resident, or citizen.

An employee's annual benefit under the Overseas Plan is determined by multiplying the employee's years of service since January 1, 1966, but not exceeding 40 years, by 1.75% of the employee's average final compensation, less each of the following: (1) approximately 1.43% of any social security benefit which the employee is eligible to receive, multiplied

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by the employee's years of service, limited to 35 years; (2) the actuarial equivalent of the employer-contributed portion of any government-mandated defined contribution retirement plan, i.e., a "Provident Fund"; (3) any termination indemnity or severance allowance due under applicable law or labor agreement, not including any Company or affiliate severance plan, policy or agreement; (4) the actuarial equivalent of any employer contributions to any applicable defined contribution plan, and earnings on such contributions; and (5) the actuarial equivalent of the amount due to a participant from any other defined benefit plan sponsored by the Company or a Company affiliate.

An employee's final average compensation is calculated by looking back at the 10-year period prior to retirement or termination of employment and determining the consecutive three-year period during which the employee's eligible compensation produces the highest average annual compensation. Eligible compensation is limited to base salary, but does not include salary for services to the Company while in the U.S.

A participant may choose to receive benefits under the Overseas Plan as a 100% joint and survivor annuity, a 75% joint and survivor annuity, a 50% joint and survivor annuity, life annuity, or life and 10-year term certain annuity. The actuarial value of all forms of payment is substantially equivalent.

Benefits may not be paid to an employee before the employee becomes retirement eligible. Participants qualify for normal retirement at age 65 with at least five years of service, and early retirement beginning at age 55 with at least 10 years of service.

Early retirement payments are reduced from normal retirement benefits by an early retirement factor that depends on the employee's age and years of service at the time payments begin. For each year prior to normal retirement that a participant's payment starts, the annual payment is reduced by a stated percentage. For employees who were not yet age 54 as of January 1, 2006, including Mr. Khalaf, benefits accrued prior to January 1, 2006 are reduced by an early retirement factor of 3%. Benefits for such employees that accrued on or after January 1, 2006 are subject to the following early retirement reduction factors:

Minimum Age	60	60	55
Minimum Number of Years of Service	30	25	10
Reduction Factor (%)	3	4	5

Mr. Khalaf was eligible for early retirement benefits under the Overseas Plan in 2024.

Global Plan

The purpose of the Global Plan is to provide benefits determined using the same formula as the Overseas Plan, but based on eligible compensation earned for services to the Company in the U.S. As a result, Mr. Khalaf became eligible for the Global Plan upon his appointment as President, U.S. Business and EMEA during 2017, and was immediately credited with service on the same basis as the Overseas Plan.

Global Plan benefits are paid in a single lump sum when employment ends and, because that plan is subject to Section 409A, any payments to the top 50 highest paid officers in the Company that are due upon separation from service must be delayed for six months following separation. The Global Plan is unfunded, and benefits under that plan are general unsecured promises of payment.

Mr. Khalaf was eligible for early retirement benefits under the Global Plan in 2024.

Present Value Calculation

The present value of Mr. Khalaf's accumulated pension benefits under each of these legacy plans is reported in the table above using assumed retirement at the earliest date Mr. Khalaf could retire with full benefits. This is the date Mr. Khalaf will reach age 65. Otherwise, the assumptions used were the same as those used for financial reporting under GAAP.

The discount rates used to determine the present value of the benefits were 5.25% as of December 31, 2023, and 5.75% as of December 31, 2024. For a discussion of the other assumptions made regarding this valuation, see Notes 1 and 21 of the Notes to Consolidated Financial Statements included in the 2024 Form 10-K.

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Nonqualified Deferred Compensation at 2024 Fiscal Year-End

Name	Plan Name	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Balance at Last FYE ($)[3,4]
Michel A. Khalaf	Match Plan	238,200	154,842	1,474,051
John D. McCallion	Match Plan	134,700	164,060	1,375,258
Bill Pappas	Match Plan	111,425	56,841	553,463
Ramy Tadros	Match Plan	110,500	93,494	826,017
Marlene Debel	Match Plan	90,800	18,495	659,822

[1] Amounts in this column are reported as components of Employer 401(k) Program for 2024 in the "All Other Compensation" column of the *Summary Compensation Table*.

[2] None of the amounts in this column are reported for 2024 in the *Summary Compensation Table*. See the text pertaining to the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of that table.

[3] A portion of the amounts reported in this column is attributable to Match Plan contributions. These contributions are reflected in the "All Other Compensation" column of the Summary Compensation Tables in the Company's previous Proxy Statements (beginning in 2007) for Named Executive Officers who were also named in those Proxy Statements: $929,400 for Mr. Khalaf; $647,640 for Mr. McCallion; $350,400 for Mr. Pappas, $487,600 for Mr. Tadros and $73,717 for Ms. Debel.

[4] No Named Executive Officer received payment of defined contribution nonqualified deferred compensation in 2024.

Leadership Plan

The Company's U.S.-based nonqualified deferred compensation program offers defined contribution deferral opportunities to eligible employees. The program includes the Leadership Plan. Under the Leadership Plan, employees may generally elect to defer receipt of their base salary, AVIP awards, and Performance Shares. Income taxation on such compensation is delayed until the employee receives payment. Amounts deferred under the Leadership Plan are subject to the requirements of Section 409A. None of the Named Executive Officers deferred any compensation under the Leadership Plan in 2024.

Under the Leadership Plan, eligible employees may elect to defer receipt of up to 75% of their base salary, all of their AVIP awards, and any shares deliverable for Performance Share awards. These deferrals are voluntary contributions of the Named Executive Officers' own earnings.

Compensation that would have been made in shares, but is deferred, remains deliverable in shares. This includes shares deliverable for Performance Shares, Restricted Stock Units, and the shares deliverable under the Long Term Performance Compensation Plan formerly maintained by the Company. Cash awards under the Long Term Performance Compensation Plan that were irrevocably deferred in the form of shares are also delivered in shares. All other deferred cash compensation is payable in cash.

Participants may elect to receive compensation they have deferred at a specified date before, upon or after separation of employment. In addition, participants may elect to receive payments in a single lump sum or in up to 15 annual installments. However, MetLife pays out the deferred compensation in a single lump sum when the employee leaves MetLife, unless the participant has met certain age and/or service milestones. With respect to compensation that would otherwise have been paid in 2014 and earlier but is instead deferred, the employee's choice of form and timing of payment is honored if the employee becomes Retirement Eligible or meets the requirements for age and service and has a final separation agreement under a particular severance plan, making the employee eligible for post-retirement medical benefits despite not being Retirement Eligible (**Bridge Eligible**). With respect to compensation that would have been paid in 2015 or later but was instead deferred, the employee's choice of form and timing of payment is honored if the employee has completed five or more years of service or is at least age 60 when employment ends. Payments to the top 50 highest paid officers that are due upon separation from service are delayed for six months following their separation, in compliance with Section 409A.

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The Company offers a number of simulated investments under the Leadership Plan. Participants may generally choose the simulated investments for their deferred cash compensation at the time they elect to defer compensation, and may change the simulated investment selections for their existing account balances at any time. The rate set for the Auxiliary Fixed Income Fund cannot exceed 120% of the applicable federal long-term rate under U.S. Internal Revenue Code Section 1274(d) at the time the rate is set.

The MetLife Deferred Shares Fund is available exclusively for compensation payable in Deferred Shares. Its returns reflect changes in the value of shares plus the value of imputed reinvested dividends.

The following table reflects the simulated investment returns for 2024 on each of the alternatives offered under the Leadership Plan.

Simulated Investment	2024 Returns (%)
Auxiliary Fixed Income Fund	3.00
Brighthouse Funds Trust II - Western Asset Mgt. Strategic Bond Opportunities Portfolio Class A	4.88
Oakmark Fund® - Institutional Class (OANMX)	16.28
Small Cap Equity Index Fund	11.36
Oakmark International Fund - Institutional Class (OANIX)	(4.37)
S&P 500® Index	25.02
Russell 2000® Index	11.54
MSCI EAFE® Index	3.82
Bloomberg U.S. Aggregate Bond Index	1.25
ICE Bank of America (BofA) Merrill Lynch U.S. High Yield Index	8.20
MSCI Emerging Markets Index	7.50
MetLife Deferred Shares Fund	27.63

Match Plan

The U.S. Internal Revenue Code limits annual compensation that is eligible for employer contributions under the 401(k) Plan. In 2024, the Company could not make contributions based on compensation over $345,000. Named Executive Officers and other eligible employees who elected to participate in the 401(k) Plan during 2024 were credited with a percentage of their eligible compensation beyond that limit in the Match Plan, using the same employee contribution rate as applied under the 401(k) Plan.

If the employee makes no election otherwise, Match Plan balances are paid in a lump sum one year after termination of employment. Employees can elect to receive their Match Plan balances in up to 15 annual installments and/or may elect to delay their payment, or the beginning of their annual payments, for up to 10 years after termination of employment.

Amounts in the Match Plan are subject to the requirements of Section 409A. Participants were able to elect the time and form of their payments through 2008, which was within the time period permitted for such elections under Section 409A. Since 2008, participants may change the time and form of their payments, but the election must be made during employment, must be made at least 12 months before payments would otherwise have begun, and must delay the start of benefit payments by at least five years from the date payments would have otherwise begun. Payments to the top 50 highest paid officers that are due upon separation from service are delayed for six months following their separation, in compliance with Section 409A.

Employees may choose from a number of simulated investments for their Match Plan accounts. These simulated investments were identical to the core funds offered under the 401(k) Plan in 2024, except that the rate set for the Auxiliary Fixed Income Fund available under the Match Plan cannot exceed 120% of the applicable federal long-term rate under U.S. Internal Revenue Code Section 1274(d) at the time that rate is set. Employees may change the simulated investments for new employer matching contributions to their Match Plan accounts at any time.

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Employees may change the simulated investments for their existing Match Plan accounts up to four times a month. The Company charges employees fees for moving existing balances out of certain international simulated investments prior to the expiration of pre-established holding periods.

The following table reflects the simulated investment returns for 2024 on each of the alternatives offered under the Match Plan.

Simulated Investment	2024 Returns (%)
Auxiliary Fixed Income Fund	3.00
Bond Index Fund	1.19
Balanced Index Fund	12.59
Large Cap Equity Index Fund	24.98
Large Cap Value Index Fund	14.33
Large Cap Growth Index Fund	33.30
Mid Cap Equity Index Fund	13.87
Small Cap Equity Index Fund	11.36
International Equity Fund	5.30

110 MetLife

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Potential Payments upon Termination or Change-in-Control at 2024 Fiscal Year-End

The following table reflects hypothetical, estimated additional payments and benefits that would have been earned or accrued, or that would have vested or been issued or paid earlier than normal, for any of our Named Executive Officers. It is based on a hypothetical end of the Named Executive Officer's employment on the last business day of 2024 (the **Trigger Date**) and the closing price of a share on the Trigger Date, $81.88 (the **Trigger Date Closing Price**).

Name	Voluntary Resignation ($)	Death		Severance-Eligible Termination (No Change-in-Control)			Change-in-Control (Assuming No Alternative Award)		Change-in-Control Severance Eligible Termination	
		Accelerated Stock Options ($)[1]	Issuance of Shares for Share Awards ($)[2]	Severance Pay ($)[3]	Out-placement ($)[4]	Pro-Rata Delivery of Shares for Share Awards ($)[5]	Accelerated Stock Options ($)[1]	Issuance of Shares for Share Awards ($)[2]	Severance Pay ($)[6]	Benefits Continuation ($)[7]
Michel A. Khalaf	—	2,225,301	29,114,399	1,240,385	3,071	—	2,225,301	29,114,399	12,633,333	148,584
John D. McCallion	—	744,102	10,651,933	902,308	3,071	—	744,102	10,651,933	7,473,333	95,157
Bill Pappas	—	637,133	8,923,774	594,952	3,071	3,141,100	637,133	8,923,774	6,157,295	89,804
Ramy Tadros	—	640,539	8,968,071	615,865	3,071	3,157,400	640,539	8,968,071	6,296,667	89,221
Marlene Debel	—	408,991	5,979,451	646,538	3,071	—	408,991	5,979,451	4,298,016	109,974

[1] Trigger Date unexercisable Options at Trigger Date Closing Price less exercise price.

[2] Trigger Date Outstanding Share Awards at Trigger Date Closing Price. Trigger Date Outstanding Share Awards, consist of (a) Trigger Date Outstanding Performance Awards, the executive's 2023-2025 and 2024-2026 Performance Shares, each of which was outstanding as of the Trigger Date, at 100% of Performance Shares granted (**Target Performance**); and (b) Trigger Date Outstanding Restricted Awards, the executive's Restricted Stock Units outstanding as of the Trigger Date.

[3] 28 weeks of Trigger Date annual salary rate plus one week of Trigger Date annual salary for every year of service, up to an overall maximum of 52 weeks' base salary.

[4] Company's cost for outplacement services.

[5] For Named Executive Officers whose age and service did not meet the Rule of 65 as of the Trigger Date, Trigger Date Outstanding Performance Awards, prorated for the performance period through the Trigger Date, at Trigger Date Closing Price.

[6] Two times the sum of Trigger Date annual salary rate and the average annual incentive awards for the three fiscal years prior to the change-in-control, subject to a "modified cap" for any U.S. Internal Revenue Code excise taxes. The Company would not have made the executive whole for any such taxes.

[7] Three-year actuarial present value of continued benefits, using assumptions in MetLife's GAAP financial statements.

The table above does not include payments or benefits under arrangements available on the same basis generally to all salaried employees in the jurisdiction in which the executive is employed. Any of the executive's pension benefits and nonqualified deferred compensation are described in the *Pension Benefits at 2024 Fiscal Year-End* and *Nonqualified Deferred Compensation at 2024 Fiscal Year-End* tables.

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Voluntary Resignation

None of the Named Executive Officers has a preferential arrangement that calls for any severance pay in connection with a voluntary resignation from employment prior to a change-in-control, nor in such a case would any additional preferential payments or benefits have been earned or accrued, or have vested or been delivered or paid out earlier than normal, in favor of any Named Executive Officer.

A Named Executive Officer who had resigned but was Retirement Eligible (for awards granted in 2014 or earlier) or met the Rule of 65 (for awards granted in 2015 or later) as of the Trigger Date would have continued to receive the benefit of the executive's outstanding LTI. The Company would have delivered shares for each of the executive's Performance Shares after the conclusion of the performance period, and would have delivered shares for the executive's Restricted Stock Units after the conclusion of the restriction period, and all of the executive's unexercised Stock Options would have continued to vest and remain exercisable for the remainder of their full 10-year term. These terms apply to all employees who meet age and service qualifications. Employees who retain their awards may forfeit them if they violate certain terms of their restrictive covenants, including non-disparagement, protection of Company property, interfering with MetLife business, soliciting MetLife employees to leave the Company, or, for executive officers of the Company, competing with MetLife. See *Outstanding Equity Awards at 2024 Fiscal Year-End* for details on the Performance Shares and Stock Options (and cash equivalents of each).

As of the Trigger Date, Mr. Khalaf was the only Retirement Eligible Named Executive Officer. Ms. Debel, Mr. McCallion and Mr. Khalaf also met the Rule of 65.

Any other Named Executive Officer who had resigned on the Trigger Date would nevertheless have received any 2022-2024 Performance Shares previously granted to him or her, because these awards vested on December 31, 2024. The executive would have had 30 days from the Trigger Date to exercise any Stock Options that had vested as of the Trigger Date. Such a Named Executive Officer would have forfeited all other outstanding LTI.

An executive terminated for "cause" on the Trigger Date would not have continued to receive the benefit of existing LTI described above. For this purpose, "cause" is defined as engaging in a serious infraction of Company policy, theft of Company property or services or other dishonest conduct otherwise injurious to the interests of the Company, or demonstrated unacceptable lateness or absenteeism.

Death

In the event that a Named Executive Officer had died on the Trigger Date, that executive's LTI would have vested and shares would have become immediately deliverable, or cash become immediately payable. The Company would have delivered shares for the executive's unvested Performance Shares using Target Performance, and would have delivered shares for the executive's unvested Restricted Stock Units. In each case, payment or delivery would have been made in a single lump sum. All of the executive's Stock Options would have become immediately exercisable and remain exercisable through the expiration date of the Stock Options. These terms apply to all employees.

Severance-Eligible Termination (No Change-in-Control)

None of the Named Executive Officers has an employment agreement or other arrangement that calls for any severance pay in connection with a termination of employment for cause. If one of these Named Executive Officers had been terminated for "cause" on the Trigger Date, the executive's unvested Performance Shares and Restricted Stock Units, and all of the executive's Stock Options (and any cash-payable equivalents for each), would have been forfeited and the executive would have received no annual award for 2024 performance. For the definition of "cause" for this purpose, see above under "Voluntary Resignation."

Had such a Named Executive Officer been terminated from employment on the Trigger Date due to job elimination without a change-in-control having occurred, the executive would have been eligible for severance pay under a severance program for all officer-level employees. The severance pay would have been equal to 28 weeks base salary plus one week for every year of service, up to 52 weeks base salary, paid in a single lump sum. In order to receive any severance pay, the executive would have had to enter into a separation agreement including a release of employment-related claims against the Company (a **Separation Agreement**). Each executive would also have been entitled to outplacement services. If such a Named Executive Officer's termination had been due to performance, the amount of severance pay would have been one-half of what it would have been in the case of job elimination.

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If an employee had been Bridge Eligible and involuntarily terminated with severance pay on the Trigger Date, that employee would have received the benefit of all outstanding LTI made in 2005 through 2014 on the same basis as those who were Retirement Eligible. In order to be Bridge Eligible, an employee must enter into a Separation Agreement. None of the Named Executive Officers had the requisite age and service to qualify for Bridge Eligibility as of the Trigger Date.

A Named Executive Officer whose employment was terminated with severance pay and who was not Retirement Eligible, had not met the Rule of 65, and was not Bridge Eligible as of the Trigger Date would have had 30 days from the Trigger Date to exercise any Stock Options that had vested as of the Trigger Date. Such a Named Executive Officer would have received shares for his 2022-2024 Performance Shares because these awards vested at the end of the performance period on December 31, 2024. Such a Named Executive Officer would have been offered pro-rata cash payments in consideration of any 2023-2025 and 2024-2026 Performance Shares, contingent upon entering into a Separation Agreement, including a release of employment-related claims. The amount of payment for these Performance Shares would have been determined using the amount of time that had passed in the performance period through the date of the termination of employment, the number of Performance Shares granted, the lesser of the performance factor ultimately determined for that three-year performance period or target performance (100%), and the lesser of the closing price of shares on the date of grant and the closing price of shares on the date the Board determined the performance factor for that performance period. Such payments would not have been made until after the end of the applicable performance period.

Such a Named Executive Officer would also have been offered a pro-rata cash payment for any outstanding Restricted Stock Units that were to have vested in their entirety on the third or later anniversary of their grant date. Such a payment would have been based on the amount of time that had passed in the restriction period through the date of termination of employment.

Any pro-rata cash payment would have been in a single lump sum.

The estimated cost of these Share-award-related pro-rata payments for each Named Executive Officer is reflected in the table above, using the closing price of shares on the date of grant and a hypothetical 100% performance factor.

Change-in-Control (Assuming No Alternative Award)

The Company's definition of change-in-control is: any person acquires beneficial ownership of 25% or more of MetLife's voting securities (for this purpose, persons include any group under Rule 13d-5(b) under the Exchange Act, not including MetLife, any affiliate of MetLife, any Company employee benefit plan, or the MetLife Policyholder Trust); a change in the majority of the membership of MetLife's Board of Directors (other than any director nominated or elected by other directors) occurs within any 24-month period; or a completed transaction after which the previous shareholders of MetLife do not own the majority of the voting shares in the resulting company, or do not own the majority of the voting shares in each company that holds more than 25% of the assets of MetLife prior to the transaction.

Had a change-in-control occurred on the Trigger Date, the Company could have chosen to substitute an award with at least the same value and at least equivalent material terms that complies with Section 409A (an **Alternative Award**), rather than accelerate the vesting of, and deliver shares or pay cash for, the existing LTI. Otherwise, the Company would have delivered shares for a Named Executive Officer's unvested Performance Shares using Target Performance and the change-in-control price of shares, and would have delivered shares for the executive's unvested Restricted Stock Units using the change-in-control price of shares. The Company would have made delivery or payment in a single lump sum within 30 days after the change-in-control, except that if the event did not qualify as a change-in-control as defined in Section 409A, then delivery or payment would have been made following the end of the three-year performance period originally applicable to the Performance Shares, or following the end of the restriction period applicable to the Restricted Stock Units.

In addition, if no Alternative Award had been made, each executive's unvested Stock Options would have become immediately exercisable, and the Compensation Committee could have chosen to cancel each option in exchange for a single lump sum cash payment equal to the difference between the exercise price of the Stock Option and the change-in-control price.

Change-in-Control Severance-Eligible Termination

In addition to being eligible to receive the payments described above under "Change-in-Control," each of the Named Executive Officers is eligible to participate in the Executive Severance Plan. Under this plan, had a change-in-control occurred on the Trigger Date, and had such a Named Executive Officer's terms and conditions of employment during the three-year period beginning with the Trigger Date (**Employment Period**) not satisfied specified standards, the Named Executive Officer could have terminated employment and received severance pay and related benefits. These standards include:

- base pay no lower than the level paid before the change-in-control;

- annual bonus opportunities at least as high as other Company executives;

- participation in all long-term incentive compensation programs for key executives at a level at least as high as for other executives of the Company of comparable rank;

- aggregate annual bonus and long-term compensation awards at least equal to the aggregate value of such awards for any of the three years prior to the change-in-control;

- a pro-rata annual bonus for any fiscal year that extends beyond the end of the three-year period at least equal to the same pro-rata portion of any of the three annual bonuses granted prior to the change-in-control;

- participation in all Company pension, deferred compensation, savings, and other benefit plans at the same level as or better than those made available to other similarly-situated officers;

- vacation, indemnification, fringe benefits, and reimbursement of expenses on the same basis as other similarly-situated officers; and

- a work location at the same office as the executive had immediately prior to the change-in-control, or within 50 miles of that location.

In addition, if the Company had terminated a Named Executive Officer's employment without "cause" during the Employment Period, the executive would have received severance pay and related benefits. For these purposes, cause is defined as the executive's conviction or plea of *nolo contendere* to a felony, dishonesty or gross misconduct which results or is intended to result in material damage to the Company's business or reputation, or repeated, material, willful and deliberate violations by the executive of the executive's obligations.

Had a Named Executive Officer listed in the table above qualified for severance pay as of the Trigger Date, the amount would have been two times the sum of the executive's annual salary rate plus the average of the executive's AVIP awards for the three fiscal years prior to the change-in-control. If the executive would have received a greater net after-tax benefit by reducing the amount of severance pay below the U.S. Internal Revenue Code's change-in-control excise tax threshold, the severance pay would have been reduced to an amount low enough to avoid that excise tax. Any such severance would have been paid in a single lump sum.

The executive's related benefits would have included continuation of existing medical, dental, and long-term disability plan benefits for a period up to three years.

The estimated cost of these payments and benefits is reflected in the table above, using the Trigger Date Closing Price and the actuarial present value of continuation of benefits using the same assumptions or principles that are used by the Company for financial reporting purposes under GAAP.

If severance pay and related benefits had become due because the executive terminated employment because the Company failed to provide the terms and conditions specified above during the Employment Period, payment would have been delayed for six months in order to comply with Section 409A.

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Pay versus Performance

This Pay versus Performance (**PvP**) disclosure presents information required by the SEC regarding "compensation actually paid" to our CEO and other Named Executive Officers in relation to certain company financial measures for each of the fiscal years ending December 31, 2020, 2021, 2022, 2023 and 2024. MetLife's compensation program and philosophy are described in the *Compensation Discussion and Analysis* section of this Proxy Statement, including a discussion of the linkage between the compensation awarded to our Named Executive Officers and Company performance metrics. The Compensation Committee did not consider this PvP disclosure when making incentive compensation decisions; the figures below have been calculated as required by SEC rules and do not reflect the actual amounts of compensation earned or paid to our CEO or other Named Executive Officers during the applicable years.

Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[1,2,3] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[1] ($)	Average Compensation Actually Paid to Non-CEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment Based on:[4] — Company Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on:[4] — Peer Group Total Shareholder Return[5] ($)	Net Income[6] (US GAAP) ($ in millions)	Company Selected Performance Measure: Adjusted Earnings[6,7] ($ in millions)
2024	20,321,179	30,357,980	7,140,525	9,996,625	190.54	171.87	4,226	5,796
2023	20,526,009	15,388,590	7,576,385	6,186,830	149.29	142.87	1,380	5,525
2022	18,107,426	32,983,046	7,470,032	11,806,990	157.98	136.53	2,354	5,545
2021	16,621,373	32,506,964	6,877,477	11,374,318	132.49	123.73	6,353	7,954
2020	15,434,255	14,071,365	6,596,156	6,197,565	96.46	90.52	5,191	5,623

[1]   Michel A. Khalaf served as CEO for the full year of each year shown. The non-CEO Named Executive Officers (**Non-CEO NEOs**) included in 2020, 2021, and 2022 average compensation are John D. McCallion, Steven J. Goulart, Bill Pappas, and Ramy Tadros. The Non-CEO NEOs included in 2023 and 2024 average compensation are John D. McCallion, Bill Pappas, Ramy Tadros, and Marlene Debel.

[2]   Compensation Actually Paid (**CAP**) is calculated as prescribed by the SEC based on the compensation disclosed in the "Total" column of the *Summary Compensation Table* (**SCT Total**), with specified adjustments for equity-based compensation and pensions. To calculate CAP, the required amounts were deducted from and added to the SCT Total as shown in the table below.

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| | | Deductions from SCT Total | | Additions to SCT Total | | | | |
| | | Equity Component | Pension Component | Equity Component[i] | | | Pension Component[ii] | |
Year	SCT Total ($)	Grant Date Fair Value of Equity Awards Granted in the Applicable Year ($)	Change in the Actuarial Present Value of Pension Benefits for the Applicable Year ($)	Fair Value of Current Year Equity Awards Unvested at End of Applicable Year ($)	Change in Fair Value of Prior Years' Awards Unvested at End of Applicable Year ($)	Change in Fair Value of Prior Years' Awards that Vested in Applicable Year ($)	Pension Service Costs ($)	CAP ($)
CEO								
2024	20,321,179	13,262,590	636,545	15,793,091	3,554,633	4,029,542	558,670	30,357,980
2023	20,526,009	12,882,913	1,088,180	10,009,668	(1,964,349)	283,937	504,418	15,388,590
2022	18,107,426	11,442,688	—	13,616,111	5,101,141	7,078,340	522,716	32,983,046
2021	16,621,373	9,893,593	449,706	12,172,019	5,816,816	7,807,098	432,957	32,506,964
2020	15,434,255	8,336,617	1,270,246	7,776,180	(173,972)	169,974	471,791	14,071,365
Non-CEO NEOs								
2024	7,140,525	3,618,544	269,583	4,308,962	1,101,918	1,127,719	205,628	9,996,625
2023	7,576,385	3,979,523	358,844	3,229,652	(550,592)	86,094	183,658	6,186,830
2022	7,470,032	3,630,483	347,697	4,320,054	1,697,713	2,076,407	220,964	11,806,990
2021	6,877,477	3,226,219	313,784	3,969,194	1,778,349	2,110,126	179,175	11,374,318
2020	6,596,156	2,803,523	245,374	2,644,371	(68,889)	(38,452)	113,276	6,197,565

[i]   There were no equity awards that were granted and vested in the applicable year or awards that failed to meet vesting conditions in the applicable year.

[ii]   There was no cost for benefits during the applicable year that is attributed to services rendered in prior periods.

3   The assumptions used in calculating the fair value of unvested equity awards as of December 31st of each year were consistent with those used to calculate the grant date fair value for the SCT Total, except that the expected level of achievement of any performance criteria applicable to outstanding Performance Shares was determined based on projections taking into account the expected level of achievement as of December 31st of the applicable year, the assumptions for the binomial lattice model used to value stock options were updated as of December 31st of each year, and the share price was determined for all equity compensation based on the value on December 31st of the applicable year (or the vest date if earlier, in all cases). The amounts shown do not constitute a promise or commitment by the Company to pay and final outcomes are likely to be different.

4   Represents the Company's one-year, two-year, three-year, four-year and five-year TSR as compared to the one-year, two-year, three-year, four-year and five-year TSR of the S&P 500 Life & Health Index. In each case, TSR is measured starting from December 31, 2019.

5   The peer group is the S&P 500 Life & Health Insurance Index, which is shown in the performance graph in Part II, Item 5 of the Company's 2024 Form 10-K.

6   Amounts for 2020, 2021 and 2022 have not been restated to reflect the adoption of the LDTI accounting standard. The net income reported in this column is the net income that is disclosed in the Company's audited GAAP financial statements.

7   Adjusted Earnings means adjusted earnings available to common shareholders. See *Appendix B* for definitions of these non-GAAP measures and reconciliations to the most directly comparable measures that are based on GAAP.

The following graphs show the relationships between CAP for our CEO and non-CEO NEOs versus select measures, as well as the relationship between Company TSR and Peer Group TSR.

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CAP vs. Company TSR:



CAP vs. Net Income:[i]



[i] Net income is not used by management to evaluate business or executive performance or allocate resources.

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Proxy Summary | Election of Directors | Audit Matters | **Executive Compensation** | Security Ownership Information | Other Information | Appendices

CAP vs. Adjusted Earnings:[i]



[i] Adjusted Earnings, which is the Company's selected measure for "Pay versus Performance" purposes of this Proxy Statement, is used by management to evaluate performance and allocate resources. Adjusted Earnings is also the Company's GAAP measure of segment performance. Adjusted Earnings is further adjusted for purposes of determining certain elements of compensation for our CEO and other Named Executive Officers. Please refer to the *Annual Incentive Awards* and *Stock-Based Long-Term Incentives* sections of the Proxy Statement for more information.

Company TSR vs Peer Group TSR:



The following table lists the most important performance measures that the Committee used to link compensation actually paid to the Named Executive Officers to Company performance for the most recently completed fiscal year.

Most Important Performance Measures
Adjusted Earnings[1]
Adjusted ROE[2]
TSR relative to TSR Peer Group[3]

[1] Adjusted Earnings, as further adjusted as described in the Annual Incentive Awards section of the Proxy Statement, is the primary metric used for AVIP funding purposes and also a key component of the Adjusted ROE calculation. As such, it has a key relationship with actual compensation outcomes.

[2] Adjusted ROE compared to the three-year Business Plan goal reflects 50% of the performance goals for Performance Shares, which represents 70% of Named Executive Officers' total LTI award value, as discussed in the *Pay versus Performance* section of this Proxy Statement. As such, it has a key relationship with actual compensation outcomes.

[3] TSR relative to TSR Peer Group (a custom peer group of insurance companies that are competitors for capital, business and executive talent) reflects 50% of the performance goals for Performance Shares, which represents 70% of Named Executive Officers' total LTI award value, as discussed in *Pay versus Performance* section of this Proxy Statement. As such, it has a key relationship with actual compensation outcomes.

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Pay Ratio

MetLife has calculated a reasonable estimate of the ratio of the CEO's compensation to that of a median employee, using methods consistent with SEC rules for that purpose.

For the 2024 pay ratio calculation, MetLife used the same median employee it identified for the 2022 and 2023 pay ratio calculation as described in its 2023 Proxy Statement. The Company believes there have been no changes that would significantly affect its pay ratio because it has not significantly changed its employee population or employee compensation arrangements.

The determination of the total compensation of the median employee for calendar year 2024 included salary and incentive compensation earned for 2024, employer contributions to defined contribution plans, change in pension value, estimated cost of group medical and dental benefits, and recognition awards. The median employee's total compensation required no annualization.

The median employee's 2024 total compensation was $82,703. The CEO's 2024 total compensation was $20,344,574, which is $23,395 higher than the total column of the Summary Compensation Table due to the addition of the estimated cost of group medical and dental benefits. The resulting ratio of CEO to median employee 2024 total compensation was approximately 246:1.

2025 PROXY STATEMENT 119

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | **Security Ownership Information** | Other Information | Appendices |

Security Ownership Information

Security Ownership of Directors and Executive Officers

Name[1]	Amount and Nature of Beneficial Ownership					
	Common Stock (#)[2,3]	Exercisable Stock Options (#)[4]	Deferred Shares (#)[5]	Total (#)	Percent of Class (%)[6]	Deferred Shares Not Beneficially Owned (#)[7]
Michel A. Khalaf	521,925	517,509	0	1,039,434	*	0
Marlene Debel	107,642	95,274	0	202,916	*	0
Cheryl W. Grisé	4,708	0	19,973	24,681	*	62,968
Carlos M. Gutierrez	41,556	0	0	41,556	*	0
Carla A. Harris	4,351	0	1,503	5,854	*	1,503
Laura J. Hay	0	0	515	515	*	2,061
David L. Herzog	19,391	0	1,754	21,145	*	4,862
R. Glenn Hubbard, Ph.D.	7,904	0	90,045	97,949	*	1
Jeh C. Johnson	17	0	5,626	5,643	*	0
Edward J. Kelly, III	0	0	7,261	7,261	*	29,048
William E. Kennard	10	0	42,198	42,208	*	1
John D. McCallion	202,639	173,165	0	375,804	*	0
Diana L. McKenzie	0	0	18,405	18,405	*	2,405
Denise M. Morrison	31,715	0	0	31,715	*	0
Christian Mumenthaler[8]	0	0	0	0	*	0
Bill Pappas	83,409	78,920	0	162,329	*	0
Ramy Tadros	147,033	133,701	0	280,734	*	0
Mark A. Weinberger	15,805	0	0	15,805	*	0
Company Board of Directors, but not in any Director's individual capacity[9]	110,760,381	0	0	110,760,381	16.42 %	0
All Directors and executive officers, as a group[10]	1,188,744	1,000,376	187,280	2,376,400	*	102,849

[1] Other than as described in note (9) below, all information in the table and the notes thereto is as of the March 31, 2025. None of the Directors or executive officers of the Company beneficially owned any of the Company's Preferred Stock.

[2] Each Director and Named Executive Officer had sole voting and investment power over the shares shown in this column opposite his or her name, except as indicated in note (3) below.

[3] Includes, in the case of William E. Kennard and, therefore, all Directors and executive officers, as a group, 10 shares held by the PH Trust allocated to Ambassador Kennard in his individual capacity as a beneficiary of the PH Trust, over which he had sole investment and shared voting power.

[4] Reflects shares subject to Stock Options granted under the MetLife, Inc. 2015 Stock and Incentive Plan exercisable on or within 60 days after March 31, 2025 (the 60-day Period).

[5] Reflects Deferred Shares acquirable within the 60-day Period, such as by ending employment or service as a Director, or by taking early distribution of the shares (in some cases with a 10% reduction as provided under the applicable deferred compensation plan), in each case regardless of any delivery delayed to comply with Section 409A.

[6] Other than as described in note (9) below, reflects the percentage of beneficial ownership as of March 31, 2025. Asterisk (*) indicates less than one percent based on 674,385,252 outstanding shares of common stock as of March 31, 2025.

[7] Reflects Deferred Shares not beneficially owned because they are not acquirable within the 60-day Period.

[8] Elected to the Board on February 25, 2025, effective May 1, 2025.

[9] As of February 13, 2025, reflects the number of shares held by the PH Trust, as well as percent of shares outstanding, deemed beneficially owned because the Board as an entity directs the votes of those shares on certain matters.

[10] Represents total shares owned by the Directors and current executive officers in their individual capacities, over which they each exercised sole voting and sole dispositive power, except with respect to shares described in note (3). Does not include shares described in note (9).

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | **Security Ownership Information** | Other Information | Appendices |

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 31, 2025, regarding beneficial ownership by all persons known by the Company to beneficially own more than five percent of the shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Beneficiaries of the MetLife Policyholder Trust[2] c/o Wilmington Trust Company, as Trustee Rodney Square North 1100 North Market Street Wilmington, DE 19890	110,760,381	16.42%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	57,648,051	8.55%
Dodge & Cox[4] 555 California Street, 40th Floor San Francisco, CA 94104	53,443,191	7.92%
BlackRock, Inc.[5] 50 Hudson Yards New York, NY 10001	52,733,080	7.82%

[1] The percentage ownership is based on 674,385,252 outstanding shares of common stock as of March 31, 2025.

[2] The Board reported to the SEC that, as of February 13, 2025, it, as an entity, had shared voting power over 110,760,381 shares held in the PH Trust. The Board's report is in Amendment No. 100, filed on February 20, 2025, to the Board's Schedule 13D. MetLife created the PH Trust when Metropolitan Life converted from a mutual insurance company to a stock insurance company in April 2000. At that time, eligible Metropolitan Life policyholders received beneficial ownership of shares, and MetLife transferred these shares to the PH Trust, which is the record owner of the shares. Wilmington Trust Company serves as trustee. The PH Trust beneficiaries have sole investment power over the shares, and can direct the trustee to vote their shares on matters identified in the PH Trust agreement. However, the PH Trust agreement directs the trustee to vote the shares held in the PH Trust on some shareholder matters as recommended or directed by MetLife's Board of Directors and, on that account, the Board, under SEC rules, shares voting power with the PH Trust beneficiaries and the SEC has considered the Board, as an entity, a beneficial owner under the rules.

[3] This information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group, which reported beneficial ownership as of December 29, 2023 of 57,648,051 shares, constituting 7.79% of the shares, with sole voting power with respect to 0 of the shares, sole dispositive power with respect to 54,831,505 of the shares, shared voting power with respect to 834,058 of the shares, and shared dispositive power with respect to 2,816,546 of the shares.

[4] This information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2024 by Dodge & Cox, which reported beneficial ownership as of December 31, 2023 of 53,443,191 shares, constituting 7.2% of the shares, with sole voting power with respect to 50,466,823 of the shares, sole dispositive power with respect to 53,443,191 of the shares, and shared voting and dispositive power with respect to 0 of the shares.

[5] This information is based solely on a Schedule 13G/A filed with the SEC on January 26, 2024 by BlackRock, Inc., which reported beneficial ownership as of December 31, 2023 of 52,733,080 shares, constituting 7.1% of the shares, with sole voting power with respect to 46,868,752 of the shares, sole dispositive power with respect to 52,733,080 of the shares, and shared voting and dispositive power with respect to 0 of the shares.

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

Other Information

Frequently Asked Questions About the Annual Meeting

Holders of MetLife's common stock at the close of business on the April 21, 2025 (the **Record Date**), are invited to attend the Annual Meeting and vote on the proposals described in this Proxy Statement included with the proxy materials. The Company is soliciting proxies on behalf of the Board for use at the Annual Meeting, including any postponements or adjournments thereof.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. The other person is called a proxy. When you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. The Board has appointed Timothy J. Ring and Vanessa M. Franklin as proxies on the proxy card to vote your shares on your behalf.

What is included in the proxy materials?

The proxy materials, which are available on the Company's website at https://investor.metlife.com/ by selecting the appropriate link under "Financials" from the menu bar, include MetLife's:

- Notice of 2025 Annual Meeting and Proxy Statement;
- 2024 Annual Report to Shareholders; and
- 2024 CEO Letter to Shareholders.

How will I receive the proxy materials?

To reduce the cost of printing and mailing paper proxy materials, MetLife takes advantage of an SEC rule, commonly referred to as "Notice and Access," to furnish its proxy materials to shareholders over the Internet. On or about April 29, 2025, MetLife mailed a Notice to its shareholders of record as of the Record Date. The Notice included, among other things, instructions on how shareholders may (i) access the proxy materials online, (ii) request a free paper or e-mail copy of the proxy materials, and (iii) elect to receive proxy materials in the future in printed form or by electronic mail.

Some shareholders, including those who previously asked to receive paper copies of the proxy materials, will receive proxy materials through the mail.

How can I change my proxy material delivery preference?

*If you are a **holder of record***, you may choose to receive future proxy statements and annual reports to shareholders electronically by consenting to electronic delivery online by accessing your account at: www.computershare.com/metlife. If you choose to receive your proxy materials electronically, your choice will remain in effect until you notify MetLife that you wish to discontinue electronic delivery of these documents. You may provide your notice to MetLife by accessing your account via the Internet at www.computershare.com/metlife.

*If you are a holder in **street name***, refer to the information provided by the bank, brokerage firm, broker-dealer or other similar intermediary for instructions on how to elect this option.

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | Appendices |

What is the difference between holding shares as a holder of record and as a beneficial owner of shares held in street name?

If your shares of MetLife common stock are registered directly in your name with the Company's transfer agent, Computershare, you are considered a "holder of record" of those shares.

If your shares of MetLife common stock are held in an account at a bank, brokerage firm, broker-dealer or other similar intermediary, you are a beneficial owner of shares held in street name. In that case, you will have received the proxy materials, as well as a voting instruction form, from the intermediary holding your shares and, as a beneficial owner, you have the right to direct the intermediary as to how to vote your shares.

When and where is the Annual Meeting?

The Annual Meeting will be held on June 17, 2025 at 2:30 p.m. Eastern Time.

The Annual Meeting will be held by means of remote communication in a virtual-only format via the Internet at www.virtualshareholdermeeting.com/MET2025. There will be no in-person meeting.

Why is the Annual Meeting held in a virtual-only format?

For the convenience of the Company's shareholders, the Annual Meeting is being held by means of remote communication in a virtual-only format. The virtual Annual Meeting allows all shareholders to join the meeting, regardless of location. Shareholders have the same rights and comparable opportunities for participation that have been provided at the Company's in-person annual meetings. As with an in-person meeting, shareholders will be able to vote, ask questions and exercise any other shareholder rights that shareholders would be entitled to exercise at the Annual Meeting.

How can I participate in the Annual Meeting?

MetLife shareholders of record or their duly appointed proxies are entitled to participate in the Annual Meeting. Each shareholder may appoint only one representative to participate in the Annual Meeting on his, her or its behalf.

*If you are a **holder of record***, you must visit www.virtualshareholdermeeting.com/MET2025 (**Virtual Meeting Site**) on Tuesday, June 17, 2025, and enter the 16-digit control number (**Control Number**) on the Notice, proxy card, or voting instruction form you received to participate in the Annual Meeting. Shareholders who enter their Control Number may vote, submit questions and exercise any other shareholder rights that shareholders would be entitled to exercise at the Annual Meeting by following instructions on the Virtual Meeting Site. Anyone who does not enter a Control Number will not be able to vote or submit questions during the Annual Meeting but may listen as a guest.

Participants may access the Virtual Meeting Site beginning at 2:15 p.m., Eastern Time to log in prior to the start of the Annual Meeting at 2:30 p.m., Eastern Time.

*If you are a **holder in street name***, you are entitled to participate in the Annual Meeting. As part of the proxy materials provided by the shareholder of record, you will receive instructions on how to access the Virtual Meeting Site and participate in the Annual Meeting. You must follow those instructions to be able to participate in the Annual Meeting.

How can I ask questions at the Annual Meeting?

Shareholders may submit questions during the Annual Meeting related to the proposals presented at the Annual Meeting. The Company will also hold a Question Period for general shareholder questions related to the business of the Company immediately following the adjournment of the Annual Meeting. Shareholders may submit questions by following instructions on the Virtual Meeting Site. A shareholder who wishes to submit a question in advance may do so at www.proxyvote.com upon logging in using their Control Number. The Company expects to post responses to any appropriate questions that it did not address during the Annual Meeting or the Question Period on https://investor.metlife.com under "Helpful Links."

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

MetLife will make the Annual Meeting and Question Period Rules of Conduct available on the Virtual Meeting Site. The Rules of Conduct will address such matters as the types of questions the Company will address during the Annual Meeting and during the Question Period, how the Company will respond to such questions, the guidelines for submitting questions, and how questions and responses will be disclosed to shareholders.

The Company asks all shareholders to provide their name and contact details when submitting a question through the Virtual Meeting Site. This will help MetLife address any individual concerns or follow-up matters as appropriate. For questions of personal interest that are not of general concern to all shareholders, or questions posed at the Annual Meeting not otherwise answered, please contact the Company after the Annual Meeting by visiting https://investor.metlife.com/resources/investor-contacts/.

What can I do if I have trouble logging into the Annual Meeting?

Anyone who has technical difficulties accessing or using the Virtual Meeting Site during the Annual Meeting should call the technical support number on the Virtual Meeting Site.

The Virtual Meeting Site is supported on browsers (e.g., Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Each participant should ensure strong WiFi or other internet connection.

Who may vote at the Annual Meeting?

You are entitled to vote at the Annual Meeting if you are a shareholder of record at the close of business on the Record Date. On the Record Date, there were 672,394,266 shares outstanding and entitled to vote at the Annual Meeting. Each of those shares is entitled to one vote for each Director nominee and one vote for each of the other proposals to be voted on at the Annual Meeting.

How do I inspect the list of shareholders of record?

In accordance with Delaware law, for the 10 days prior to the Annual Meeting, a list of registered holders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours in the Corporate Secretary's Office, MetLife, Inc., 200 Park Avenue, New York, NY 10166. Please contact the Corporate Secretary by sending an email to Corporate_Secretary@MetLife.com if you wish to inspect the list prior to the Annual Meeting.

I do not plan to participate in the Annual Meeting, do I still need vote?

Your vote is important! Whether or not you plan to participate in the Annual Meeting, please take the time to vote your shares in advance of the meeting to ensure that your vote will be represented.

How do I vote my shares?

All shares represented by valid proxies received through this solicitation, and that are not revoked, prior to the taking of the vote at the Annual Meeting will be voted.

If you are a **holder of record** or a duly appointed proxy of a shareholder of record, you may vote by:

- participating in the virtual-only Annual Meeting and voting electronically;
- voting via the Internet or by telephone no later than 11:59 p.m., Eastern Time, June 16, 2025; or
- mailing your proxy card so that it is received by MetLife, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 prior to the Annual Meeting.

Instructions about the ways to vote appear on your Notice and proxy card. If you vote via the Internet or by telephone, please have your Notice or proxy card available for reference when you vote.

Table of Contents

| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

For shareholders of record, votes submitted by mail, via the Internet or by telephone will be voted by the individuals named on the proxy card in the manner you indicate. If you do not specify how your shares are to be voted, the proxies will vote your shares FOR Proposal 1 (election of each Director nominee), Proposal 2 (ratification of the appointment of Deloitte as the Company's independent auditor for 2025), and Proposal 3 (advisory (non-binding) vote to approve the compensation paid to the Company's Named Executive Officers).

*If you are a **holder in street name***, and you wish to vote electronically at the virtual-only Annual Meeting, you must obtain a proxy from your bank, brokerage firm, broker-dealer or other similar intermediary and follow the instructions on how to access the Virtual Meeting Site and vote at the meeting. If you do not instruct your bank, brokerage firm, broker-dealer or other similar intermediary how to vote on Proposal 2, considered a routine matter, they may vote your shares. If you do not instruct your bank, brokerage firm, broker-dealer or other similar intermediary to vote on Proposals 1, or 3, considered non-routine matters, they may not vote your shares (a **Broker Non-Vote**), unless your voting instructions are received. See "How do Broker Non-Votes affect the voting results?" and "Which proposals are considered "routine" or "non-routine"? below for additional details. Contact your bank, brokerage firm, broker-dealer or other similar intermediary directly if you have questions.

Can I change my vote or revoke my proxy after it is submitted?

*If you are a **holder of record**, y*ou may change your vote or revoke your proxy by:

- subsequently voting via the Internet or by telephone no later than 11:59 p.m., Eastern Time, June 16, 2025;

- signing another proxy card with a later date and returning it so that it is received by MetLife at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 prior to the Annual Meeting;

- sending your notice of revocation so that it is received by MetLife to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 prior to the Annual Meeting or sending your notice of revocation to MetLife via the Internet at www.proxyvote.com no later than 11:59 p.m., Eastern Time, June 16, 2025; or

- participating in the virtual-only Annual Meeting and voting electronically.

*If you are a **holder in street name***, please contact the bank, brokerage firm, broker-dealer or other similar intermediary for instructions on how to change your vote.

How do I vote my shares if they are held in the MetLife Policyholder Trust?

The beneficiaries of the PH Trust may direct Wilmington Trust Company, as trustee, to vote their shares held in the trust on certain matters that are identified in the trust agreement governing the trust, including approval of mergers and contested Directors' elections. On all other matters, the trust agreement directs the trustee to vote the shares held in the trust as recommended or directed by the Company's Board of Directors. The beneficiaries of the trust may not direct the trustee to vote their shares on any matters to be presented at the Annual Meeting.

What are the votes required to elect each Director and what happens if a Director in an uncontested election receives more votes "Against" than "For"?

Under the Company's By-Laws, in an uncontested election of Directors, such as the election of Directors at the Annual Meeting, the vote of a majority of the votes cast with respect to a Director's election at a meeting at which a quorum is present will determine the election of the Director. Under Delaware law, a Director holds office until the Director's successor is elected and qualified or until the Director's earlier resignation or removal. The Company's By-Laws provide that, following the certification of the shareholder vote in an uncontested election of Directors, such as the election of Directors at the Annual Meeting, any incumbent Director who is a nominee for election as Director who receives a greater number of votes "against" his or her election than votes "for" his or her election will promptly tender his or her resignation, contingent upon acceptance of such resignation by the Board, to the Chairman of the Board. "Abstentions" and "broker non-votes" are not counted as votes cast with respect to a Director's election.

Table of Contents

| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

The Chairman of the Board will inform the Chair of the Governance Committee of such a tender of resignation and the Governance Committee will promptly consider such resignation and recommend to the Board whether to accept or reject it. In deciding upon its recommendation, the Governance Committee will consider all relevant factors including, without limitation, the length of service and qualifications of the Director who has tendered his or her resignation and the Director's contributions to the Company and the Board. The Board will act on the Governance Committee's recommendation no later than 90 days following certification of the shareholder vote and will consider the factors considered by the Governance Committee and such additional information and factors the Board deems relevant.

The Board's decision and, if applicable, the reasons for rejecting the tendered resignation, will be disclosed in a Current Report on Form 8-K filed with the SEC.

What are the votes required to approve the other proposals?

The vote of a majority of the shares represented in person or by proxy and voting on the subject matter at a meeting in which a quorum is present shall be sufficient to ratify Proposal 2 and approve Proposal 3.

	Proposal	Voting Options	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
2	**Audit Matters** Ratification of appointment of Deloitte & Touche LLP as the Company's independent auditor for 2025	FOR, AGAINST or ABSTAIN	Majority of shares represented and voting on the subject matter	No effect	Not applicable
3	**Executive Compensation** Advisory (non-binding) vote to approve the compensation paid to the Company's Named Executive Officers	FOR, AGAINST or ABSTAIN	Majority of shares represented and voting on the subject matter	No effect	No effect

How do abstentions affect the voting results?

If a shareholder abstains from voting as to the election of each Director nominee (Proposal 1), the ratification of the appointment of Deloitte as the Company's independent auditor for 2025 (Proposal 2), or the approval of the advisory (non-binding) vote to approve the compensation paid to the Company's Named Executive Officers (Proposal 3), the shareholder's shares will not be counted as voting for or against that matter.

How do Broker Non-Votes affect the voting results?

If you are a beneficial owner whose shares are held in street name and you do not submit voting instructions to your bank, brokerage firm, broker-dealer or other similar intermediary, they may generally vote your shares in their discretion on routine matters. However, your intermediary does not have the discretion to vote your shares on non-routine matters, unless they receive voting instructions from you.

Which proposals are considered "routine" or "non-routine"?

- Proposal 2, the ratification of the appointment of Deloitte as the Company's independent auditor for 2025, is considered a routine matter under NYSE rules and may be voted upon by your bank, brokerage firm, broker-dealer or other similar intermediary in their discretion if you do not submit voting instructions.

- Proposals 1, and 3, are considered non-routine matters under NYSE rules. Consequently, you must provide your bank, brokerage firm, broker-dealer or other similar intermediary, who have no discretion, with instructions on how to vote your shares in order for your shares to be voted on these proposals. If a bank, brokerage firm, broker-dealer or other similar intermediary does not cast a vote as to Proposal 1, or 3, the absence of a vote will have the same effect on those proposals as an abstention, and will not affect the outcome of the vote.

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

Why is a quorum required, and what constitutes a quorum?

The By-Laws provide that a quorum is required for shareholders to conduct business at the Annual Meeting. A quorum will be present if shareholders of record of one-third or more of the shares entitled to vote at the meeting are present in person or are represented by proxies. Abstentions and Broker Non-Votes will be considered "present" at the Annual Meeting and counted in determining whether a quorum is present.

Who will count the votes cast at the Annual Meeting?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes cast at the Annual Meeting. The Board appointed an agent of American Election Services, LLC to be the independent inspector of election at the Annual Meeting.

Will my vote be kept confidential?

The Company's By-Laws provide for confidential voting.

Could other matters be decided at the Annual Meeting?

The Board is not aware of any business to be presented for a vote at the Annual Meeting other than those described in this Proxy Statement. If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders designated on the proxy card.

What happens if the Annual Meeting is postponed or adjourned?

In the event the Annual Meeting is postponed or adjourned, your proxy will still be good and may be voted at the postponed or adjourned meeting. You will be able to change or revoke your proxy until it is voted.

Who may solicit proxies?

Directors, officers, and other MetLife employees, as well as Sodali & Co, the Company's proxy solicitor, may solicit proxies from shareholders of record on behalf of the Board in person, or by telephone, facsimile transmission or other electronic means of communication.

Who pays the cost of soliciting proxies?

The Company pays Sodali & Co a fee of approximately $17,500, plus reasonable expenses, to solicit proxies. The Company will also reimburse banks, brokerage firms, broker dealers, and other similar intermediaries for their reasonable expenses of sending the Company's proxy materials to beneficial owners. Directors, officers and other MetLife employees who solicit proxies from shareholders of record will not receive any additional compensation for such services.

Where can I find the voting results?

The Company will announce preliminary voting results at the Annual Meeting and publish preliminary or final voting results in a Form 8-K within four business days following the meeting. If only preliminary voting results are available for reporting in the Form 8-K, the Company will amend the Form 8-K to report final voting results within four business days after the final voting results are known.

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

How do I submit shareholder proposals and nominations for the 2026 annual meeting?

Shareholder Proposals to be Included in the Proxy Statement

Shareholders may present proposals at MetLife's 2026 annual meeting and include such proposals in the Company's proxy materials as long as the Corporate Secretary receives such proposals at the Notice Address (provided below) on or before the close of business on December 30, 2025, and all other requirements of Rule 14a-8 under the Exchange Act are satisfied. If the Company changes this deadline, it will disclose that fact and the new deadline in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Director Nominations by Proxy Access

The Company's By-Laws permit a shareholder, or a group of up to 20 shareholders, owning shares continuously for at least three years representing an aggregate of at least three percent of the voting power entitled to vote in the election of Directors, to nominate for election to the Board up to the greater of two nominees or 20% of the Board and include such nominee(s) in the Company's proxy materials as long as the Corporate Secretary receives notice of such request at the Notice Address (provided below) no earlier than the close of business on the 150th calendar day and no later than the close of business on the 120th calendar day prior to the first anniversary of the previous year's annual meeting (the **Notice Window**), and all other proxy access requirements specified in the Company's By-Laws are satisfied. Therefore, assuming that the 2026 annual meeting is held on schedule, the Corporate Secretary must receive such notice no earlier than the close of business on January 18, 2026 and no later than the close of business on February 17, 2026.

Shareholder Proposals and/or Director Nominations to be Introduced at the 2026 Annual Meeting and Excluded from the Proxy Statement

Shareholders may also present proposals at MetLife's 2026 annual meeting and/or nominate person(s) for election to the Board without requesting that such proposal(s) and/or nominee(s) be included in the Company's proxy materials as long as the Corporate Secretary receives notice at the Notice Address (provided below) within the Notice Window, and all other requirements specified in the Company's By-Laws are satisfied.

Director Nominations at the 2026 Annual Meeting

Any shareholder who intends to solicit proxies in support of any Director nominee other than MetLife's nominees (other than through the proxy access process described above) must comply with and provide the information required by the Company's By-Laws and by Rule 14a-19 under the Exchange Act to the Notice Address (provided below) within the Notice Window. The advance notice provisions under the Company's By-Laws are in addition to, and separate from, the requirements that a shareholder must meet in order to have any such Director nominee included in the Company's proxy materials.

Notice Address and Additional Information

The **Notice Address** for all notices discussed above is MetLife, Inc., 200 Park Avenue, New York, NY 10166, Attention: Corporate Secretary.

See the Company's By-Laws and the Corporate Governance Guidelines for additional information. A copy of each is available on MetLife's website at www.metlife.com/about-us/corporate-governance by selecting the appropriate category under the heading "Related Links."

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| Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | **Other Information** | Appendices |

Additional Information

MetLife's Annual Report on Form 10-K

MetLife, Inc. will provide to shareholders without charge, upon written request, a copy of MetLife, Inc.'s Annual Report on Form 10-K (including financial statements and financial statement schedules, but without exhibits) for the fiscal year ended December 31, 2024. MetLife, Inc. will furnish to requesting shareholders any exhibit to the 2024 Form 10-K upon the payment of reasonable expenses incurred by MetLife, Inc. in furnishing such exhibit. Requests should be directed to MetLife Investor Relations, MetLife, Inc., 200 Park Avenue, New York, New York 10166 or via the Internet by going to https://investor.metlife.com and selecting "Contact Us" under "Investor Resources" from the menu bar. The 2024 Form 10-K may also be accessed at https:// investor.metlife.com by selecting "SEC Filings" under "Financials" from the menu bar as well as at the website of the SEC at www.sec.gov.

Principal Executive Offices

The principal executive offices of MetLife are at 200 Park Avenue, New York, NY 10166.

Third-Party Trademarks

All third-party trademarks and/or service marks (including logos and icons) used in this document remain the property of their respective owners. Unless specifically identified as such, MetLife's use of third-party trademarks does not indicate any relationship, sponsorship or endorsement between MetLife and the owners of these marks. All references by MetLife to third-party marks are to identify the corresponding third-party goods and/or services and intended to constitute nominative fair use under applicable trademark laws.

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Appendix A — Compensation Discussion and Analysis Supplementary Information

Comparator Group and MetLife Revenues, Total Assets and Market Capitalization

Comparator Group Company ($ in millions, except percentile data)	Revenues[1,2]	Total Assets[1,3]	Market Capitalization[3,4]
Aflac Inc.	18,927	117,566	56,888
Allstate Corp.	64,106	111,617	51,089
American Express Company[5]	65,949	271,461	208,347
American International Group	27,251	161,322	44,128
AXA S.A.[6,7]	111,283	676,644	78,665
Bank of America Corporation[5]	101,887	3,261,519	334,497
Chubb Ltd.[6]	55,753	246,548	111,376
Citigroup Inc.[5]	81,139	2,352,945	132,127
Hartford Financial Services	26,535	80,917	31,463
JPMorgan Chase & Co.[5]	177,556	4,002,814	670,618
Manulife Financial Corp.[6,8]	37,027	680,083	53,060
Morgan Stanley[5]	61,761	1,215,071	201,989
Prudential Financial Inc.	70,405	735,587	42,027
Sun Life Financial Inc.[6,8]	26,842	257,577	34,045
The Travelers Companies, Inc.	46,423	133,189	54,586
U.S. Bancorp[5]	27,455	678,318	74,663
Wells Fargo & Company[5]	82,296	1,929,845	231,015
MetLife	**70,986**	**677,457**	**56,432**
MetLife Percentile of Comparator Group[9]	**69 %**	**53 %**	**43 %**

[1] Source (except for percentile data): 2024 Annual Reports on Forms 10-K, 20-F or 40-F as applicable, except source for AXA S.A.: Universal Registration Document 2024 - Annual Financial Report.

[2] For fiscal year ended December 31, 2024.

[3] As of December 31, 2024.

[4] Source (except percentile data): Bloomberg.

[5] For these companies with banking operations, revenues are shown net of the interest expense associated with deposits, short-term borrowings, trading account liabilities, long-term debt, etc. This is consistent with the presentation in each company's financial statements.

[6] Amounts reported for "Revenues" and "Total Assets" under International Financial Reporting Standards. Amount reported for "Revenues" combines financial statement lines for Revenues and Net Investment Result for comparability to GAAP Revenues. All other companies' information reported under GAAP.

[7] Amounts converted from Euros at €1 = U.S.$1.0350, the exchange rate as of December 31, 2024.

[8] Amounts converted from Canadian dollars at CAD$1 = U.S.$0.69480, the exchange rate as of December 31, 2024.

[9] MetLife is excluded from the Comparator Group when determining its percentile.

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Maximum AVIP Performance Funding Level and 2024 Calculation

The calculation has the following features:

- To produce Adjusted Earnings for AVIP, after-tax Adjusted Earnings is adjusted to remove the impact (if any) of VII on an after-tax basis that was higher or lower than the Business Plan goal by 10% or more.

- For each one full percent that Adjusted Earnings for AVIP differs from the Business Plan target, up to and including three percent above or below the target, the AVIP Performance Funding Level moves one percent up or down from 100%, interpolated between whole numbers. If performance is at least four percent above or below target, then the Performance Funding Level moves 2.5% up or down from 100% for each one percent of performance above or below the target, to a threshold funding level of 50% or maximum funding level of 150%. See graphic below for additional detail on the funding scale.

- If Adjusted Earnings for AVIP were less than 50% of the Business Plan Goal, the AVIP Performance Funding Level would be at zero – generating no funds for AVIP awards.

The Company's Adjusted Earnings for AVIP produced the AVIP Performance Funding Level and resulting amount available for all AVIP awards for 2024 shown below.

	($ in millions)
Adjusted Earnings[1]	5,796
Add (Subtract) shortfall (excess) of VII, to the extent more than 10% lower (higher) than the Business Plan target	341
Adjustment for asbestos litigation expense	72
Adjusted Earnings for AVIP purposes	6,209
Business Plan Adjusted Earnings goal	6,123
Adjusted Earnings for AVIP as a percentage of Business Plan Adjusted Earnings goal	101.4%
AVIP Performance Funding Level (for Adjusted Earnings for AVIP of 101.4% of Business Plan goal)	101.4%
Total target-performance planning amount of all employees' AVIP (the **AVIP Planning Target**)	483
Total amount available for all AVIP equals AVIP Performance Funding Level times AVIP Planning Target	490

[1] See "*Annual Incentive Awards*" in *How did we compensate our CEO and other Named Executive Officers?*

Detail of the AVIP Funding Scale Around Target



AVIP Funding Scale with Target Range Inset

- Performance below 50% of Business Plan would provide 0% funding
- Performance between 50% to 80% of Business Plan would be limited to 50% funding
- Performance above 120% would be capped at 150% funding

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Performance Share and Performance Unit TSR Peer Group

Company	Performance Period						
	2018-2020	2019-2021	2020-2022	2021-2023	2022-2024	2023-2025	2024-2026
Aegon N.V.	✓						
Aflac Incorporated	✓	✓	✓	✓	✓	✓	✓
AIA Group Limited	✓						
Allianz SE	✓	✓	✓	✓	✓	✓	✓
American International Group, Inc.	✓	✓	✓	✓	✓	✓	✓
Assicurazioni Generali S.p.A.	✓						
Aviva PLC	✓						
AXA S.A.	✓	✓	✓	✓	✓	✓	✓
Chubb Limited		✓	✓	✓	✓	✓	✓
Globe Life Inc.		✓	✓	✓	✓	✓	✓
Legal & General Group PLC	✓	✓	✓	✓	✓	✓	✓
Lincoln National Corporation	✓	✓	✓	✓	✓	✓	✓
Manulife Financial Corporation	✓	✓	✓	✓	✓	✓	✓
Ping An Insurance (Group) Company of China, Ltd.	✓						
Principal Financial Group, Inc.	✓	✓	✓	✓	✓	✓	✓
Prudential Financial, Inc.	✓	✓	✓	✓	✓	✓	✓
Prudential plc	✓	✓	✓	✓	✓	✓	✓
Sun Life Financial Inc.		✓	✓	✓	✓	✓	✓
The Allstate Corporation	✓	✓	✓	✓	✓	✓	✓
The Dai-ichi Life Insurance Company, Limited	✓	✓	✓	✓	✓	✓	✓
The Hartford Financial Services Group Inc.	✓	✓	✓	✓	✓	✓	✓
The Travelers Companies, Inc.	✓	✓	✓	✓	✓	✓	✓
Unum Group	✓	✓	✓	✓	✓	✓	✓
Zurich Financial Services AG	✓	✓	✓	✓	✓	✓	✓

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Proxy Summary | Election of Directors | Audit Matters | Executive Compensation | Security Ownership Information | Other Information | **Appendices**

Appendix B — Non-GAAP and Other Financial Disclosures

Any references in this Proxy Statement (except in this section and the tables that accompany this section) to:		**should be read as, respectively:**	
(i)	net income (loss);	(i)	net income (loss) available to MetLife, Inc.'s common shareholders;
(ii)	adjusted earnings;	(ii)	adjusted earnings available to common shareholders;
(iii)	adjusted earnings per share (**EPS**);	(iii)	adjusted earnings available to common shareholders per diluted common share;
(iv)	adjusted return on equity; and	(iv)	adjusted return on MetLife, Inc.'s common stockholders' equity; and
(v)	direct expense ratio.	(v)	direct expense ratio, excluding pension risk transfers (**PRT**).

In this Proxy Statement, MetLife presents certain measures of its performance on a consolidated and segment basis that are not calculated in accordance with accounting principles generally accepted in the United States of America (**GAAP**). MetLife believes that these non-GAAP financial measures enhance our investors' understanding of MetLife's performance by highlighting the results of operations and the underlying profitability drivers of the business. Segment-specific financial measures are calculated using only the portion of consolidated results attributable to that specific segment.

The following non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP:

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Non-GAAP financial measures:		**Comparable GAAP financial measures:**	
(i)	total adjusted revenues;	(i)	total revenues;
(ii)	total adjusted expenses;	(ii)	total expenses;
(iii)	adjusted premiums, fees and other revenues;	(iii)	premiums, fees and other revenues;
(iv)	adjusted premiums, fees and other revenues, excluding PRT;	(iv)	premiums, fees and other revenues;
(v)	adjusted net investment income;	(v)	net investment income;
(vi)	adjusted earnings available to common shareholders;	(vi)	net income (loss) available to MetLife, Inc.'s common shareholders;
(vii)	adjusted earnings available to common shareholders, excluding total notable items;	(vii)	net income (loss) available to MetLife, Inc.'s common shareholders;
(viii)	adjusted earnings available to common shareholders per diluted common share;	(viii)	net income (loss) available to MetLife, Inc.'s common shareholders per diluted common share;
(ix)	adjusted earnings available to common shareholders, excluding total notable items, per diluted common share;	(ix)	net income (loss) available to MetLife, Inc.'s common shareholders per diluted common share;
(x)	adjusted return on equity;	(x)	return on equity;
(xi)	adjusted return on equity, excluding total notable items;	(xi)	return on equity;
(xii)	investment portfolio gains (losses);	(xii)	net investment gains (losses);
(xiii)	derivative gains (losses);	(xiii)	net derivative gains (losses);
(xiv)	adjusted capitalization of deferred policy acquisition costs (DAC);	(xiv)	capitalization of DAC;
(xv)	total MetLife, Inc.'s adjusted common stockholders' equity;	(xv)	total MetLife, Inc.'s stockholders' equity;
(xvi)	total MetLife, Inc.'s adjusted common stockholders' equity, excluding total notable items;	(xvi)	total MetLife, Inc.'s stockholders' equity;
(xvii)	adjusted book value per common share;	(xvii)	book value per common share;
(xviii)	adjusted other expenses;	(xviii)	other expenses;
(xix)	adjusted other expenses, net of adjusted capitalization of DAC;	(xix)	other expenses, net of capitalization of DAC;
(xx)	adjusted other expenses, net of adjusted capitalization of DAC, excluding total notable items related to adjusted other expenses;	(xx)	other expenses, net of capitalization of DAC;
(xxi)	adjusted expense ratio;	(xxi)	expense ratio;
(xxii)	adjusted expense ratio, excluding total notable items related to adjusted other expenses and PRT;	(xxii)	expense ratio;
(xxiii)	direct expenses;	(xxiii)	other expenses;
(xxiv)	direct expenses, excluding total notable items related to direct expenses;	(xxiv)	other expenses;
(xxv)	direct expense ratio;	(xxv)	expense ratio;
(xxvi)	direct expense ratio, excluding total notable items related to direct expenses and PRT;	(xxvi)	expense ratio;
(xxvii)	future policy benefits at original discount rate; and	(xxvii)	future policy benefits at balance sheet discount rate; and
(xxviii)	free cash flow of all holding companies.	(xxviii)	MetLife, Inc. (parent company only) net cash provided by (used in) operating activities.

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Any of these financial measures shown on a constant currency basis reflect the impact of changes in foreign currency exchange rates and are calculated using the average foreign currency exchange rates for the current period and applied to the comparable prior period ("constant currency basis").

Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in this section. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are not accessible on a forward-looking basis because we believe it is not possible without unreasonable effort to provide other than a range of net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a material impact on net income.

MetLife's definitions of non-GAAP and other financial measures discussed in this Proxy Statement may differ from those used by other companies:

Adjusted earnings and related measures

- adjusted earnings;
- adjusted earnings available to common shareholders;
- adjusted earnings available to common shareholders, excluding total notable items;
- adjusted earnings available to common shareholders per diluted common share; and
- adjusted earnings available to common shareholders, excluding total notable items per diluted common share.

Adjusted earnings is used by the Company's chief operating decision maker, its chief executive officer, to evaluate performance and allocate resources. Consistent with GAAP guidance for segment reporting, adjusted earnings is MetLife's GAAP measure of segment performance. Adjusted earnings and related measures based on adjusted earnings are also the measures by which senior management's and many other employees' performance is evaluated for the purposes of determining their compensation under applicable compensation plans. Adjusted earnings and related measures based on adjusted earnings allow analysis of MetLife's performance relative to its Business Plan and facilitate comparisons to industry results.

Effective January 1, 2023, MetLife adopted ASU 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, as amended ("LDTI"), with a transition date of January 1, 2021, which impacted the calculation of adjusted earnings. Due to the adoption of LDTI, the measurement model was simplified for DAC and value of business acquired ("VOBA"), and most embedded derivatives were reclassified as market risk benefits. As a result, MetLife updated its calculation of adjusted earnings to remove certain adjustments related to the amortization of DAC, VOBA and related intangibles and adjusted for changes in measurement of certain guarantees. Under LDTI, adjusted earnings excludes changes in fair value associated with market risk benefits, changes in discount rates on certain annuitization guarantees, losses at contract inception for certain single premium business, and asymmetrical accounting associated with in-force reinsurance. Other than as described in "Historical Non-GAAP and Other Financial Measures" below, all periods presented herein reflect the updated calculation of adjusted earnings.

Adjusted earnings is defined as adjusted revenues less adjusted expenses, net of income tax. Adjusted earnings available to common shareholders is defined as adjusted earnings less preferred stock dividends.

Adjusted earnings, along with the related adjusted revenues, adjusted expenses and adjusted premiums, fees and other revenues, focus on our primary businesses principally by excluding the impact of (i) market volatility which could distort trends, (ii) asymmetrical and non-economic accounting, (iii) revenues and costs related to divested businesses, and (iv) other adjustments. Also, adjusted earnings and related measures exclude results of discontinued operations under GAAP.

Market volatility can have a significant impact on MetLife's financial results. Adjusted earnings excludes net investment gains (losses), net derivative gains (losses), market risk benefits remeasurement gains (losses) and goodwill impairments. Further, net investment income excludes adjusted earnings adjustments relating to joint ventures accounted for under the equity method ("Joint venture adjustments"), and policyholder benefits and claims exclude (i) changes in the discount rate on certain annuitization guarantees accounted for as additional liabilities and (ii) market value adjustments.

Asymmetrical and non-economic accounting adjustments are made to the line items indicated in calculating adjusted earnings:

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- Net investment income includes earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment ("Investment hedge adjustments").

- Other revenues include settlements of foreign currency earnings hedges and exclude asymmetrical accounting associated with in-force reinsurance.

- Policyholder benefits and claims excludes (i) amortization of basis adjustments associated with de-designated fair value hedges of future policy benefits, (ii) inflation-indexed benefit adjustments associated with contracts backed by inflation-indexed investments, (iii) asymmetrical accounting associated with in-force reinsurance, and (iv) non-economic losses incurred at contract inception for certain single premium annuity business. These losses are amortized into adjusted earnings within policyholder benefits and claims over the estimated lives of the contracts.

- Policyholder liability remeasurement gains (losses) excludes asymmetrical accounting associated with in-force reinsurance.

- Interest credited to policyholder account balances excludes amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets and other pass-through adjustments and asymmetrical accounting associated with in-force reinsurance.

Divested businesses are those that have been or will be sold or exited by MetLife but do not meet the discontinued operations criteria under GAAP. Divested businesses also include the net impact of transactions with exited businesses that have been eliminated in consolidation under GAAP and costs relating to businesses that have been or will be sold or exited by MetLife that do not meet the criteria to be included in results of discontinued operations under GAAP.

Other adjustments are made in calculating adjusted earnings:

- Net investment income and interest credited to policyholder account balances excludes certain amounts related to contractholder-directed equity securities ("Unit-linked contract income") and ("Unit-linked contract costs"). Net investment income excludes returns on invested assets (including cash and cash equivalents) subject to ceded reinsurance arrangements with third parties ("Reinsurance adjustments").

- Other revenues include fee revenue on synthetic guaranteed interest contracts ("GICs") accounted for as freestanding derivatives.

- Other revenues exclude and other expenses include fees received in connection with services provided under transition service agreements.

- Other expenses exclude (i) Reinsurance adjustments, (ii) implementation of new insurance regulatory requirements and other costs, and (iii) acquisition, integration and other related costs. Other expenses include (i) deductions for net income attributable to noncontrolling interests, and (ii) benefits accrued on synthetic GICs accounted for as freestanding derivatives.

Adjusted earnings also excludes the recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance.

The tax impact of the adjustments mentioned above are calculated net of the U.S. or foreign statutory tax rate, which could differ from MetLife's effective tax rate. Additionally, the provision for income tax (expense) benefit also includes the impact related to the timing of certain tax credits, as well as certain tax reforms.

In addition, adjusted earnings available to common shareholders excludes the impact of preferred stock redemption premium, which is reported as a reduction to net income (loss) available to MetLife, Inc.'s common shareholders.

Investment portfolio gains (losses) and derivative gains (losses)

These are measures of investment and hedging activity. Investment portfolio gains (losses) principally excludes amounts that are reported within net investment gains (losses) but do not relate to the performance of the investment portfolio, such as gains (losses) on sales and divestitures of businesses, as well as investment portfolio gains (losses) of divested businesses. Derivative gains (losses) principally excludes earned income on derivatives and amortization of premium on derivatives, where such derivatives are either hedges of investments or are used to replicate certain investments, and where such derivatives do not qualify for hedge accounting. This earned income and amortization of premium is reported within adjusted earnings and not within derivative gains (losses).

Return on equity and related measures

- <u>Total MetLife, Inc.'s adjusted common stockholders' equity</u>: total MetLife, Inc.'s common stockholders' equity, excluding unrealized investment gains (losses), net of related offsets, deferred gains (losses) on derivatives, future

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policy benefits discount rate remeasurement gains (losses), market risk benefits instrument-specific credit risk remeasurement gains (losses) and defined benefit plans adjustment components of AOCI (AOCI other than FCTA) and the estimated fair value of certain ceded reinsurance-related embedded derivatives, all net of income tax.

- Total MetLife, Inc.'s adjusted common stockholders' equity, excluding total notable items: total MetLife, Inc.'s common stockholders' equity, excluding unrealized investment gains (losses), net of related offsets, deferred gains (losses) on derivatives, future policy benefits discount rate remeasurement gains (losses), market risk benefits instrument-specific credit risk remeasurement gains (losses) and defined benefit plans adjustment components of AOCI (AOCI other than FCTA), the estimated fair value of certain ceded reinsurance-related embedded derivatives and total notable items, all net of income tax.

- Return on MetLife, Inc.'s common stockholders' equity: net income (loss) available to MetLife, Inc.'s common shareholders divided by MetLife, Inc.'s average common stockholders' equity.

- Adjusted return on MetLife, Inc.'s common stockholders' equity: adjusted earnings available to common shareholders divided by MetLife, Inc.'s average adjusted common stockholders' equity.

- Adjusted return on MetLife, Inc.'s common stockholders' equity, excluding total notable items: adjusted earnings available to common shareholders, excluding total notable items, divided by MetLife, Inc.'s average adjusted common stockholders' equity, excluding total notable items.

The above measures represent a level of equity that excludes most components of AOCI, such as unrealized investment gains (losses), net of related offsets, and future policy benefits discount rate remeasurement gains (losses), as well as the impact of certain ceded reinsurance-related embedded derivatives, as these amounts are primarily driven by market volatility.

Expense ratio, direct expense ratio, adjusted expense ratio and related measures

- Expense ratio: other expenses, net of capitalization of DAC, divided by premiums, fees and other revenues.

- Direct expense ratio: adjusted direct expenses, divided by adjusted premiums, fees and other revenues. Direct expenses are comprised of employee-related costs, third-party staffing costs, and general and administrative expenses.

- Direct expense ratio, excluding total notable items related to direct expenses and PRT: adjusted direct expenses, excluding total notable items related to direct expenses, divided by adjusted premiums, fees and other revenues, excluding PRT.

- Adjusted expense ratio: adjusted other expenses, net of adjusted capitalization of DAC, divided by adjusted premiums, fees and other revenues.

- Adjusted expense ratio, excluding total notable items related to adjusted other expenses and PRT: adjusted other expenses, net of adjusted capitalization of DAC, excluding total notable items related to adjusted other expenses, divided by adjusted premiums, fees and other revenues, excluding PRT.

Statistical sales information:

- Group Benefits: calculated using 10% of single premium deposits and 100% of annualized full-year premiums and fees from recurring premium policy sales of all products.

- Retirement and Income Solutions: calculated using 10% of single premium contracts, on and off-balance sheet deposits, and the contract value for new UK longevity reinsurance contracts, and 100% of annualized full-year premiums and fees only from recurring premium policy sales of specialized benefit resources and corporate-owned life insurance.

- Asia, Latin America and EMEA: calculated using 10% of single-premium deposits (mainly from retirement products such as variable annuity, fixed annuity and pensions), 20% of single-premium deposits from credit insurance and 100% of annualized full-year premiums and fees from recurring-premium policy sales of all products (mainly from risk and protection products such as individual life, accident & health and group).

Sales statistics do not correspond to revenues under GAAP, but are used as relevant measures of business activity.

The following additional information is relevant to an understanding of MetLife's performance results and outlook:

- Volume growth, as discussed in the context of business growth, is the period over period percentage change in adjusted earnings available to common shareholders attributable to adjusted premiums, fees and other revenues and assets under management levels, applying a model in which certain margins and factors are held constant. The

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most significant of such items are underwriting margins, investment margins, changes in equity market performance, expense margins and the impact of changes in foreign currency exchange rates.

- PRT includes UK funded reinsurance.

- Holding company cash and liquid assets are held by MetLife, Inc. collectively with other MetLife holding companies and include cash and cash equivalents, short-term investments and publicly traded securities excluding assets that are pledged or otherwise committed. Assets pledged or otherwise committed include amounts received in connection with securities lending, repurchase agreements, derivatives, regulatory deposits, the collateral financing arrangement, funding agreements and secured borrowings, as well as amounts held in the closed block.

- MetLife uses a measure of free cash flow to facilitate an understanding of its ability to generate cash for reinvestment into its businesses or use in non-mandatory capital actions. MetLife defines free cash flow as the sum of cash available at MetLife's holding companies from dividends from operating subsidiaries, expenses and other net flows of the holding companies (including capital contributions to subsidiaries), and net contributions from debt to be at or below target leverage ratios. This measure of free cash flow is prior to capital actions, such as common stock dividends and repurchases, debt reduction and mergers and acquisitions. Free cash flow should not be viewed as a substitute for net cash provided by (used in) operating activities calculated in accordance with GAAP. The free cash flow ratio is typically expressed as a percentage of annual adjusted earnings available to common shareholders.

- Notable items reflect the unexpected impact of events that affect MetLife's results, but that were unknown and that MetLife could not anticipate when it devised its Business Plan. Notable items also include certain items regardless of the extent anticipated in the Business Plan, to help investors have a better understanding of MetLife's results and to evaluate and forecast those results. Notable items represent a positive (negative) impact to adjusted earnings available to common shareholders.

- Core refers to the exclusion of notable items.

- Total Assets Under Management ("Total AUM") is comprised of GA AUM plus Institutional Client AUM (each, as defined below).

  - General Account AUM ("GA AUM") is used by MetLife to describe assets in its general account ("GA") investment portfolio. GA AUM is stated at estimated fair value and is comprised of GA total investments, the portion of the GA investment portfolio classified within assets held-for-sale, cash and cash equivalents, and accrued investment income on such assets, excluding policy loans, contractholder-directed equity securities, fair value option securities, mortgage loans originated for third parties, assets subject to reinsurance arrangements with third-party reinsurers, and certain other invested assets. Mortgage loans, net of mortgage loans originated for third parties ("net mortgage loans") (including commercial ("net commercial mortgage loans"), agricultural ("net agricultural mortgage loans") and residential mortgage loans) and real estate equity (including real estate and real estate joint ventures) included in GA AUM (at net asset value, net of deduction for encumbering debt) have been adjusted from carrying value to estimated fair value. Classification of GA AUM by sector is based on the nature and characteristics of the underlying investments which can vary from how they are classified under GAAP. Accordingly, the underlying investments within certain real estate and real estate joint ventures that are primarily net commercial mortgage loans (at net asset value, net of deduction for encumbering debt) have been reclassified to exclude them from real estate equity and include them as net commercial mortgage loans.

  - Institutional Client AUM is comprised of SA AUM plus Reinsurance AUM plus TP AUM (each, as defined below). MetLife Investment Management. LLC and certain of its affiliates ("MIM") manages or advises Institutional Client AUM in accordance with client guidelines contained in each investment advisory agreement ("Mandates").

  - Separate Account AUM ("SA AUM") is comprised of separate account investment portfolios of MetLife insurance companies, which are managed or advised by MIM and included in MetLife, Inc.'s consolidated financial statements at estimated fair value, as well as accrued investment income on such assets.

  - Reinsurance AUM is comprised of GA investments subject to reinsurance arrangements with third-party reinsurers, which are managed or advised by MIM and are generally included in MetLife, Inc.'s consolidated financial statements at estimated fair value, as well as accrued investment income on such assets.

  - Third-Party AUM ("TP AUM") is comprised of non-proprietary assets managed or advised by MIM on behalf of unaffiliated/third-party clients, which are stated at estimated fair value, as well as accrued investment income on such assets. Such non-proprietary assets are owned by unaffiliated/third-party clients and, accordingly, are generally not included in MetLife, Inc.'s consolidated financial statements.

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	2022	2023		2024	
	(In millions, except per share data)				
			Earnings Per Weighted Average Common Share Diluted[(1)]		Earnings Per Weighted Average Common Share Diluted[(1)]
Total Company—Reconciliation of Net Income (Loss) Available to MetLife, Inc.'s Common Shareholders to Adjusted Earnings Available to Common Shareholders					
Net income (loss) available to MetLife, Inc.'s common shareholders	$ 5,099	$ 1,380	$ 1.81	$ 4,226	$ 5.94
Adjustments from net income (loss) available to MetLife, Inc.'s common shareholders to adjusted earnings available to common shareholders:					
Less: Net investment gains (losses)	(1,260)	(2,824)	(3.70)	(1,184)	(1.67)
Less: Net derivative gains (losses)	(2,251)	(2,140)	(2.81)	(1,623)	(2.28)
Less: Market risk benefit remeasurement gains (losses)	3,674	994	1.30	1,109	1.56
Less: Other adjustments to net income (loss)	(1,419)	(1,185)	(1.56)	(541)	(0.76)
Less: Provision for income tax (expense) benefit	580	1,034	1.36	687	0.97
Add: Net income (loss) attributable to noncontrolling interests	18	24	0.03	18	0.03
Adjusted earnings available to common shareholders	5,793	5,525	7.25	5,796	8.15
Less: Total notable items	89	(62)	(0.08)	26	0.04
Adjusted earnings available to common shareholders, excluding total notable items	$ 5,704	$ 5,587	$ 7.33	$ 5,770	$ 8.11
Weighted average common shares outstanding—diluted			762.3		711.1
Adjusted earnings available to common shareholders, excluding total notable items				$ 5,770	
Less: Corporate & Other adjusted earnings available to common shareholders, excluding total notable items				(919)	
Adjusted earnings available to common shareholders, excluding Corporate & Other and total notable items				$ 6,689	

	2024						
(In millions)	**Group Benefits**	**Retirement & Income Solutions**	**Asia**	**Latin America**	**EMEA**	**MetLife Holdings**	**Corporate & Other**
Adjusted earnings available to common shareholders	$ 1,606	$ 1,667	$ 1,621	$ 881	$ 283	$ 647	$ (909)
Less: Total notable items	(58)	104	(41)	4	(5)	12	10
Adjusted earnings available to common shareholders, excluding total notable items	$ 1,664	$ 1,563	$ 1,662	$ 877	$ 288	$ 635	$ (919)

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	2023	2024
	(In millions)	
Reconciliation of Capitalization of DAC to Adjusted Capitalization of DAC		
Capitalization of DAC	($2,917)	($2,833)
Less: Divested businesses	—	—
Adjusted capitalization of DAC	($2,917)	($2,833)
Reconciliation of Other Expenses to Adjusted Other Expenses		
Other expenses	$12,656	$12,792
Less: Reinsurance adjustments	—	30
Less: Other adjustments	55	49
Less: Divested businesses	38	38
Adjusted other expenses	$12,563	$12,675
Other Detail and Ratios		
Other expenses, net of capitalization of DAC	$9,739	$9,959
Premiums, fees and other revenues	$51,961	$52,520
Expense ratio	18.7 %	19.0 %
Direct expenses	$5,808	$5,611
Less: Total notable items related to direct expenses	96	(152)
Direct expenses, excluding total notable items related to direct expenses	$5,712	$5,763
Adjusted other expenses	$12,563	$12,675
Adjusted capitalization of DAC	(2,917)	(2,833)
Adjusted other expenses, net of adjusted capitalization of DAC	$9,646	$9,842
Less: Total notable items related to adjusted other expenses	96	(85)
Adjusted other expenses, net of adjusted capitalization of DAC, excluding total notable items related to adjusted other expenses	$9,550	$9,927
Adjusted premiums, fees and other revenues	$51,966	$52,379
Less: PRT	5,324	4,849
Adjusted premiums, fees and other revenues, excluding PRT	$46,642	$47,530
Direct expense ratio	11.2 %	10.7 %
Direct expense ratio, excluding total notable items related to direct expenses and PRT	12.2 %	12.1 %
Adjusted expense ratio	18.6 %	18.8 %
Adjusted expense ratio, excluding total notable items related to adjusted other expenses and PRT	20.5%	20.9%

B-8 MetLife

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	2023	2024
Return on Equity		
Return on MetLife, Inc.'s:		
Common stockholders' equity	5.4%	16.9%
Adjusted return on MetLife, Inc.'s:		
Adjusted common stockholders' equity	13.6%	15.2%
Adjusted common stockholders' equity, excluding total notable items	13.8%	15.2%

	2023	2024
	(In millions)	
Equity Details		
Total MetLife, Inc.'s stockholders' equity	$30,015	$27,445
Less: Preferred stock	3,818	3,818
MetLife, Inc.'s common stockholders' equity	26,197	23,627
Less: Unrealized investment gains (losses), net of related offsets and income tax	(14,506)	(19,402)
Deferred gains (losses) on derivatives, net of income tax	183	370
Future policy benefits discount rate remeasurement gain (losses), net of income tax	2,658	6,529
Market risk benefits instrument-specific credit risk remeasurement gains (losses), net of income tax	27	(71)
Defined benefit plans adjustment, net of income tax	(1,446)	(1,442)
Estimated fair value of certain ceded reinsurance-related embedded derivatives, net of income tax	—	(129)
Total MetLife, Inc.'s adjusted common stockholders' equity	39,281	37,772
Less: Accumulated year-to-date total notable items, net of income tax	(62)	26
Total MetLife, Inc.'s adjusted common stockholders' equity, excluding total notable items	$39,343	$37,746
Average common stockholders' equity	$25,784	$25,008
Average adjusted common stockholders' equity	$40,599	$38,084
Average adjusted common stockholders' equity, excluding total notable items	$40,608	$38,076

	2023	2024
	(In millions)	
Total Company—Premiums, Fees and Other Revenues		
Premiums, fees and other revenues	$51,961	$52,520
Less: Adjustments to premiums, fees and other revenues:		
Asymmetrical and non-economic accounting	29	158
Other adjustments	(34)	(48)
Divested businesses	—	31
Adjusted premiums, fees and other revenues	$51,966	$52,379

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	2022	2023	2024
	(In billions, except ratios)		
Condensed Reconciliation of Net Cash Provided by Operating Activities of MetLife, Inc. to Free Cash Flow of All Holding Companies			
MetLife, Inc. (parent company only) net cash provided by operating activities	$4.4	$4.2	$4.7
Adjustments from net cash provided by operating activities to free cash flow:			
Add: Incremental debt to be at or below target leverage ratios	1.0	—	—
Add: Adjustments from net cash provided by operating activities to free cash flow[2]	(0.2)	(0.7)	(0.1)
MetLife, Inc. (parent company only) free cash flow	5.2	3.5	4.6
Other MetLife, Inc. holding companies free cash flow[3]	(0.5)	0.1	—
Free cash flow of all holding companies	$4.7	$3.6	$4.6
Ratio of net cash provided by operating activities to consolidated net income (loss) available to MetLife, Inc.'s common shareholders:			
MetLife, Inc. (parent company only) net cash provided by operating activities	$4.4	$4.2	$4.7
Consolidated net income (loss) available to MetLife, Inc.'s common shareholders	$5.1	$1.4	$4.2
Ratio of net cash provided by operating activities (parent company only) to consolidated net income (loss) available to MetLife, Inc.'s common shareholders[4]	87%	303%	112%
Ratio of free cash flow to adjusted earnings available to common shareholders:			
Free cash flow of all holding companies[5]	$4.7	$3.6	$4.6
Consolidated adjusted earnings available to common shareholders[5]	$5.8	$5.5	$5.8
Ratio of free cash flow of all holding companies to consolidated adjusted earnings available to common shareholders[5]	81%	66%	79%

	2020	2021
	(In billions)	
Condensed Reconciliation of Net Cash Provided by Operating Activities of MetLife, Inc. to Free Cash Flow of All Holding Companies		
MetLife, Inc. (parent company only) net cash provided by operating activities	$3.5	$3.8
Adjustments from net cash provided by operating activities to free cash flow:		
Add: Incremental debt to be at or below target leverage ratios	1.4	—
Add: Adjustments from net cash provided by operating activities to free cash flow[2]	(0.2)	(0.3)
MetLife, Inc. (parent company only) free cash flow	4.7	3.5
Other MetLife, Inc. holding companies free cash flow[3]	(0.7)	0.3
Free cash flow of all holding companies	$4.0	$3.8

[1] Adjusted earnings available to common shareholders, excluding total notable items, per diluted common share is calculated on a standalone basis and may not equal (i) adjusted earnings available to common shareholders per diluted common share, less (ii) total notable items per diluted common share.

[2] Adjustments include: (i) capital contributions to subsidiaries; (ii) returns of capital from subsidiaries; (iii) repayments on and (issuances of) loans to subsidiaries, net; and (iv) investment portfolio and derivatives changes and other, net.

[3] Components include: (i) dividends and returns of capital from subsidiaries; (ii) capital contributions to subsidiaries; (iii) repayments on and (issuances of) loans to subsidiaries, net; (iv) other expenses; (v) dividends and returns of capital to MetLife, Inc. and (vi) investment portfolio and derivatives changes and other, net.

[4] Including the free cash flow of other MetLife, Inc. holding companies of $0, $0.1 billion, and ($0.5) billion for the years ended December 31, 2024, 2023, and 2022, respectively, in the numerator of the ratio, this ratio, as adjusted, would be 112%, 311%, and 77%, respectively.

   i   Consolidated adjusted earnings available to common shareholders for the year ended December 31, 2024, was positively impacted by notable items, primarily related to tax adjustments of $0.1 billion, net of income tax, and actuarial assumption review and other insurance adjustments of $0.02 billion, net of income tax, offset by litigation reserves and settlement costs of ($0.05) billion, net of income tax. Excluding these notable items from the denominator of the ratio, the adjusted free cash flow ratio for 2024, would be 79%.

   ii   Consolidated adjusted earnings available to common shareholders for the year ended December 31, 2023, was negatively impacted by notable items, related to litigation reserves and settlement costs of ($0.1) billion, net of income tax, offset by actuarial assumption review and other insurance adjustments of $0.01 billion, net of income tax. Excluding these notable items from the denominator of the ratio, the adjusted free cash flow ratio for 2023, would be 65%.

   iii   Consolidated adjusted earnings available to common shareholders for the year ended December 31, 2022, was positively impacted by notable items, related to actuarial assumption review and other insurance adjustments of $0.1 billion, net of income tax. Excluding these notable items from the denominator of the ratio, the adjusted free cash flow ratio for 2022, would be 82%.

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Historical Non-GAAP and Other Financial Measures

Definitions prior to the adoption of the LDTI accounting standard

Adjusted earnings is defined as adjusted revenues less adjusted expenses, net of income tax. Adjusted loss is defined as negative adjusted earnings. Adjusted earnings available to common shareholders is defined as adjusted earnings less preferred stock dividends.

Adjusted revenues and adjusted expenses

The financial measures of adjusted revenues and adjusted expenses focus on the Company's primary businesses principally by excluding the impact of market volatility, which could distort trends, and revenues and costs related to non-core products and certain entities required to be consolidated under GAAP. Also, these measures exclude results of discontinued operations under GAAP and other businesses that have been or will be sold or exited by MetLife but do not meet the discontinued operations criteria under GAAP and are referred to as divested businesses. Divested businesses also include the net impact of transactions with exited businesses that have been eliminated in consolidation under GAAP and costs relating to businesses that have been or will be sold or exited by MetLife that do not meet the criteria to be included in results of discontinued operations under GAAP. Adjusted revenues also excludes net investment gains (losses) ("NIGL) and net derivative gains (losses) ("NDGL). Adjusted expenses also excludes goodwill impairments.

The following additional adjustments are made to revenues, in the line items indicated, in calculating adjusted revenues:

• Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to NIGL and NDGL and certain variable annuity guaranteed minimum income benefits ("GMIB") fees ("GMIB fees");

• Net investment income: (i) includes adjustments for earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment ("Investment hedge adjustments"), (ii) excludes post-tax adjusted earnings adjustments relating to insurance joint ventures accounted for under the equity method ("Operating joint venture adjustments"), (iii) excludes certain amounts related to contractholder-directed equity securities ("Unit-linked contract income"), (iv) excludes certain amounts related to securitization entities that are variable interest entities ("VIEs") consolidated under GAAP ("Securitization entities income") and (v) includes distributions of profits from certain other limited partnership interests that were previously accounted for under the cost method, but are now accounted for at estimated fair value, where the change in estimated fair value is recognized in NIGL under GAAP ("Certain partnership distributions"); and

• Other revenues is adjusted for settlements of foreign currency earnings hedges and excludes fees received in association with services provided under transition service agreements ("TSA fees").

The following additional adjustments are made to expenses, in the line items indicated, in calculating adjusted expenses:

• Policyholder benefits and claims and policyholder dividends excludes: (i) amortization of basis adjustments associated with de-designated fair value hedges of future policy benefits ("PBC hedge adjustments"), (ii) changes in the policyholder dividend obligation related to NIGL and NDGL ("PDO adjustments"), (iii) inflation-indexed benefit adjustments associated with contracts backed by inflation-indexed investments and amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets and other pass through adjustments ("Inflation and pass-through adjustments"), (iv) benefits and hedging costs related to GMIBs ("GMIB costs") and (v) market value adjustments associated with surrenders or terminations of contracts ("Market value adjustments");

• Interest credited to policyholder account balances includes adjustments for earned income on derivatives and amortization of premium on derivatives that are hedges of policyholder account balances but do not qualify for hedge accounting treatment ("PAB hedge adjustments") and excludes certain amounts related to net investment income earned on contractholder-directed equity securities ("Unit-linked contract costs");

• Amortization of DAC and VOBA excludes amounts related to: (i) NIGL and NDGL, (ii) GMIB fees and GMIB costs and (iii) Market value adjustments;

• Amortization of negative VOBA excludes amounts related to Market value adjustments;

• Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP ("Securitization entities debt expense"); and

• Other expenses excludes: (i) noncontrolling interests, (ii) implementation of new insurance regulatory requirements costs ("Regulatory implementation costs"), and (iii) acquisition, integration and other costs. Other expenses includes TSA fees.

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Adjusted earnings also excludes the recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance.

The tax impact of the adjustments mentioned above are calculated net of the U.S. or foreign statutory tax rate, which could differ from MetLife's effective tax rate. Additionally, the provision for income tax (expense) benefit also includes the impact related to the timing of certain tax credits, as well as certain tax reforms.

In addition, adjusted earnings available to common shareholders excludes the impact of preferred stock redemption premium, which is reported as a reduction to net income (loss) available to MetLife, Inc.'s common shareholders.

Reconciliations prior to the adoption of the LDTI accounting standard

	2020	2021	2022
	(In millions)		
Total Company—Reconciliation of Net Income (Loss) Available to MetLife, Inc.'s Common Shareholders to Adjusted Earnings Available to Common Shareholders			
Net income (loss) available to MetLife, Inc.'s common shareholders	$5,191	$6,353	$2,354
Adjustments from net income (loss) available to MetLife, Inc.'s common shareholders to adjusted earnings available to common shareholders:			
Less: Net investment gains (losses)	(110)	1,529	(1,262)
Less: Net derivative gains (losses)	1,349	(2,228)	(2,372)
Less: Other adjustments to net income (loss)	(1,519)	(1,255)	(790)
Less: Provision for income tax (expense) benefit	(127)	380	1,252
Add: Net income (loss) attributable to noncontrolling interests	11	21	19
Add: Preferred stock redemption premium	14	6	—
Adjusted earnings available to common shareholders	$5,623	$7,954	$5,545

	2019		
	(In millions, except per share data)		
			Earnings Per Weighted Average Common Share Diluted[1]
Total Company—Reconciliation of Net Income (Loss) Available to MetLife, Inc.'s Common Shareholders to Adjusted Earnings Available to Common Shareholders			
Net income (loss) available to MetLife, Inc.'s common shareholders	$5,721	$	6.06
Adjustments from net income (loss) available to MetLife, Inc.'s common shareholders to adjusted earnings available to common shareholders:			
Less: Net investment gains (losses)		444	0.47
Less: Net derivative gains (losses)		628	0.66
Less: Other adjustments to net income (loss)		(881)	(0.93)
Less: Provision for income tax (expense) benefit		(227)	(0.24)
Add: Net income (loss) attributable to noncontrolling interests		10	0.01
Adjusted earnings available to common shareholders		5,767	6.11
Less: Total notable items		47	0.05
Adjusted earnings available to common shareholders, excluding total notable items		$5,720	$6.06
Weighted average common shares outstanding—diluted			944.4

[1] Adjusted earnings available to common shareholders, excluding total notable items, per diluted common share is calculated on a standalone basis and may not equal (i) adjusted earnings available to common shareholders per diluted common share, less (ii) total notable items per diluted common share.

MetLife
Always With You, Building a More Confident Future

A Proud History: 157 Years

Since its founding in 1868, MetLife has continuously evolved, transforming to meet consumers' changing needs and reflect the environment within which it works. While the world continues to change at a rapid pace, one thing remains constant: the Company's commitment to building a more protected world for individuals, families and communities.

2025

Implements New Frontier Strategy.

2020

MetLife provided more than $250 million of relief to help people cope with COVID-19 global pandemic.

2018

MetLife celebrates its 150th Anniversary. **1 of only 12 Fortune 100 companies to do so.** Happy Birthday MetLife!

2016

MetLife announces plans to separate a substantial portion of its U.S. Retail business, now called Brighthouse Financial.

2010

MetLife makes the strategic transformation to a truly global company with the acquisition of American Life Insurance Company. Today, MetLife operates in more than 40 markets.

2008

MetLife acquires naming rights to the Meadowlands, home to the New York Jets and New York Giants football teams. MetLife Stadium becomes the highest grossing stadium in the world.

2001

MetLife and MetLife Foundation respond quickly to the events surrounding the 9/11 attacks by paying claims immediately, awarding grants and investing over $1 billion in publicly traded stocks. MetLife becomes the largest life insurer in Mexico with the acquisition Aseguradora Hidalgo.

2000

MetLife debuts on the New York Stock Exchange under the symbol "MET." Its initial public offering of 202,000,000 shares of common stock was priced at $14.25 per share.

1990

MLIC becomes MetLife.

1985

Snoopy and the Peanuts gang come on board as MLIC's brand ambassadors.

1979

More than 31 million fire rescue door and window stickers are distributed throughout the country as part of MLIC's most far-reaching public service campaign to promote fire safety.

1976

The company establishes Metropolitan Life Foundation to carry on its long-standing tradition of improving the lives of the underserved through corporate contributions and community involvement. Today, MetLife Foundation is committed to ensuring financial inclusion globally.

1972

The formation of Metropolitan Property and Liability Insurance Company (MPL) was announced. In 1974, MPL began selling automobile insurance and, in 1975, homeowners insurance. (MPL was renamed Metropolitan Property and Casualty Insurance Company in 1990.)

1968

The company marks its 100th anniversary by setting a record for the greatest amount of insurance issued by any company in any year — $13.5 billion.

1962

The company enters network television with a series of major news programs, CBS-TV News Extras, focused on health and safety campaigns.

1954

MLIC installs UNIVAC, the first large scale electronic data processing system (computer) in the life insurance industry.

1934

Fortune Magazine reports, MLIC "is the biggest company in the world," on a total assets basis, excepting government organizations.

1930s

During the Great Depression, MLIC works closely with America's farmers to rescue farms from foreclosure, and provides construction loans for the construction of the Empire State Building and Rockefeller Center.

1918

MLIC marks its 50th anniversary. At the time, the company had 20 million polices on file for a total of $4.5 billion.

1917

The company establishes Group Division to provide employee benefit plans for business and other organizations. It sold 54 master policies the first year of business covering 16,100 lives for $11.2 million of insurance.

1912

Several rooms at MLIC's One Madison Avenue complex were made available to the American Red Cross to provide administrative relief and support services for Titanic survivors and victims' families.

1909

MLIC establishes a Visiting Nurse Service as part of its Welfare Division free of charge; the service was the first venture of its kind by any life insurance company.

1906

During the San Francisco earthquake and fire, MLIC is the first insurance company to send a special crew of employees to help in the payment of claims on the spot. The company also declares a premium moratorium the first of its kind in that situation.

1893

MLIC offers to honor customers' policies lapsed as a direct result of jobs lost in the Depression of 1893.

1879

MLIC begins selling industrial insurance — insurance issued in small amounts on which premiums were collected weekly at the policyholder's home.

1877

Two MLIC firsts: the company hires Carrie Foster, its first female associate, and purchases its first typewriter.

1868

On March 24, MLIC opens its doors for business at its first home office at 243 Broadway in New York City.

